AMERICAN BILTRITE INC.
2006 ANNUAL REPORT



MESSAGE TO SHAREHOLDERS

Net income in 2006 was $685 thousand versus a net loss of $17.6 million in 2005. Our consolidated financial results in 2006 improved considerably from 2005. In 2005, Congoleum's expenses included over $25 million in charges for its asbestos-related reorganization. Although total net sales decreased to $435.5 million in 2006 from $445.2 million in 2005, all operations were slightly profitable.

The Tape division grew its sales by 7.1% from 2005 to 2006 and would have shown improved profitability had it not been for a product recall instituted after learning we had received some defective adhesive. We successfully quarantined nearly all the affected product before it reached our end customers, but incurred $1.2 million in costs addressing the problem. As a result of this recall, coupled with increased costs for raw materials and energy, the division's profitability was less than 2005. We are seeking to recover the costs for the recall from the responsible parties.

The Canadian division grew sales by 10.3% over 2005 and returned to profitability in 2006. Increased sales of luxury tile products, the benefit of a stronger Canadian dollar, and cost reduction initiatives all contributed to the improved results, as did settlement payments from a rubber chemicals antitrust litigation.

K&M's sales declined 4.9% from 2005 to 2006 and profits also decreased. This sales decrease was primarily caused by the merger of two major department store chains, with the consolidated and repositioned stores resulting in fewer outlets offering K&M's brands. K&M is focused on regaining market position in this channel in 2007. Sales results were more positive in other retail channels, with K&M achieving solid gains in the mid-tier, specialty and discount categories.

Congoleum's sales decreased 7.6% from 2005 to 2006, but net results improved considerably due to the absence of any special reorganization charges. In light of the numerous unusual challenges confronted in 2006, reporting even a modest profit was a major accomplishment. The year began with raw material shortages necessitating supplier changes that hurt manufacturing efficiency in the first half. Then in August, an explosion at Congoleum's Marcus Hook plant required replacement of a major production line. Finally, a significant downturn in both new residential and remodel business began in September, caused by the slump in the housing market.

Congoleum's ongoing chapter 11 reorganization case continues to be a lengthy, challenging and costly process. Following what Congoleum viewed to be a very productive mediation of reorganization plan terms last year, Congoleum formulated and filed a plan that it expected would have significant creditor support. In early 2007, however, the bankruptcy court overseeing the reorganization case ruled that certain terms of Congoleum's plan would not permit bankruptcy court confirmation of that plan. Accordingly, Congoleum and other parties in interest have resumed the plan mediation process in order to address the court's concerns and propose a confirmable plan. Congoleum remains committed to emerging from bankruptcy as a healthy, reorganized business free of asbestos liabilities.

Generating cash and reducing debt was again a strategic focus in 2006. We sold our former wood flooring plant in Toronto during the second quarter, but agreed to accept a portion of the proceeds in the form of a $4 million (Canadian) note until certain environmental certifications could be obtained. We completed the testing and documentation relating to obtaining those certifications in early 2007 and hope to receive a favorable decision from the Canadian government shortly. We currently expect to apply proceeds we receive from this note to reduce our own bank borrowings.

We also completed a major refinancing in the third quarter of 2006. Our new facility expands on an existing relationship, extending the facility for the next three years and giving us greater financial flexibility in a number of areas. As part of that refinancing, we prepaid $16 million of notes that were then outstanding. Prepayment costs for the retired debt added $860 thousand to our expenses in 2006, but we expect to benefit from lower borrowing costs in the future as a result of this new agreement.

As we approach our hundredth year in 2008, we cannot help but reflect on what has made our business endure. First and foremost, we believe it is our people. They make the company what it is, and we are proud of their accomplishments and grateful for their efforts. We are also confident in their ability to take advantage of the opportunities that are available to us in each of our businesses.

As has been our custom, for informational purposes, we have included a copy of Congoleum's annual report in the mailing to American Biltrite stockholders.

Roger S. Marcus
Chairman of the Board and Chief Executive Officer

Richard G. Marcus
President and Chief Operating Officer

American Biltrite Inc. and Subsidiaries

FIVE YEAR FINANCIAL COMPARISONS

Years ended December 31, (in thousands, except per share amounts)	**2006**	2005	2004	2003	2002
Summary of Operations					
Net sales	**$ 435,537**	$ 445,172	$ 433,869	$ 416,569	$ 434,495
Cost of products sold	**327,585**	334,324	315,270	307,647	316,651
Selling, general & administrative expenses	**96,687**	94,122	101,790	107,137	104,941
Congoleum asbestos-related reorganization charge	**-**	25,326	5,000	3,705	17,341
Income (loss) from operations	**11,265**	(8,600)	11,809	(1,920)	(4,438)
Interest expense, net	**(13,196)**	(12,389)	(12,337)	(11,385)	(10,433)
Other income	**2,073**	2,695	1,336	3,359	3,058
Income (loss) before taxes and other items	**142**	(18,294)	808	(9,946)	(11,813)
(Benefit from) provision for income taxes	**(609)**	(1,534)	(1,681)	(3,323)	1,248
Noncontrolling interests	**(47)**	(636)	(107)	(174)	6,221
Income (loss) from continuing operations	**704**	(17,396)	2,382	(6,797)	(6,840)
Discontinued operation[1]	**(19)**	(237)	(429)	(7,361)	(2,073)
Cumulative effect of accounting change[2]					(7,742)
Net income (loss)	**$ 685**	$ (17,633)	$ 1,953	$ (14,158)	$ (16,655)
Basic income (loss) per share	**0.20**	(5.12)	0.57	(4.11)	(4.84)
Diluted income (loss) per share[3]	**0.20**	(5.12)	0.54	(4.11)	(4.84)
Cash dividends per common share	**-**	–	–	0.1875	0.50
Number of shares used in computing:					
Basic income (loss) per share	**3,442**	3,442	3,442	3,442	3,442
Diluted income (loss) per share	**3,457**	3,442	3,458	3,442	3,442
Financial Position					
Total assets	**$ 331,672**	$ 340,109	$ 355,285	$ 318,933	$ 361,870
Long-term debt[4]	**111,395**	122,414	124,201	124,915	125,271
Total stockholders' equity	**18,035**	18,485	38,072	32,979	47,538

Quarterly Common Stock Data

	SALES PRICES OF COMMON SHARES			
	2006		2005	
	High	**Low**	High	Low
First Quarter	**$ 11.60**	**$ 9.08**	$ 12.47	$ 11.00
Second Quarter	**11.72**	**9.25**	11.17	8.90
Third Quarter	**11.00**	**9.41**	12.35	9.00
Fourth Quarter	**10.99**	**8.01**	13.09	9.90

(1) Historical financial results have been restated to reflect the classification of Janus as a discontinued operation in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). In accordance with the provisions of SFAS 142, the Company recorded a transitional goodwill impairment charge of $7.7 million.

(3) Diluted earnings per share for the year ended December 31, 2004 includes the dilutive effect of Congoleum's stock options during the year. During the years ended December 31, 2006, 2005, 2003, and 2002, Congoleum's stock options had no effect on American Biltrite Inc.'s diluted earnings per share.

(4) Long-term debt includes Congoleum's $100 million 8⅝% Senior Notes due 2008. At December 31, 2006, 2005 and 2004, the notes were classified as a liability subject to compromise as a result of Congoleum's Chapter 11 bankruptcy filing. See Notes 5 and 9 of the Notes to Consolidated Financial Statements.



AMERICAN BILTRITE INC.

COMPANY PROFILE

The **TAPE/IDEAL** division of American Biltrite provides a global customer base with a wide variety of specialized pressure sensitive tapes, films, and protective sheeting. It manufactures these by coating various substrates (paper, film, foil, nylon, polyester films, glasscloth, and others) with adhesive systems formulated with water and solvent based materials. These products are manufactured in Moorestown, New Jersey and Lowell, Massachusetts, and marketed worldwide with divisional converting facilities in Belgium, Singapore and Italy and a sales office in Shanghai, China. Markets served are automotive, construction (HVAC), shoe, printed circuit board, motor manufacturer, graphic arts, signage and protective materials for various polished surfaces. The division's products are sold by a dedicated sales organization in North America, Europe, and Asia as well as select manufacturer representatives.

AMERICAN BILTRITE (CANADA) LTD. is a leading manufacturer of quality specialized rubber and vinyl products located in Sherbrooke, Quebec. The industrial division provides rubber products for various industrial applications including conveyor belts used in the food processing, agricultural and mining industries as well as various types of rubber and vinyl matting. The floor covering division offers rubber sheet and tile, solid vinyl decorative and electrostatic tile, vinyl composition tile, as well as various accessories for commercial, healthcare and institutional markets. The Canadian Division's products are sold worldwide.

K&M ASSOCIATES L.P. is one of the United States largest distributors of costume jewelry. Its main office and distribution center are located in Providence, Rhode Island with an additional office and showroom in New York City and an office in China. K&M also sells upscale and licensed brand name jewelry, including the Guess?® Brand, to department stores and thus serves all levels of trade from mass market retailers to upper tier department stores. In 2005, K&M expanded its market to include theme parks, tourist attractions, resorts, and surf shops through the acquisition of Jay Jewelry. K&M's recognized marketplace strength is its quality product supported by partnerships with its customers in technology, product development, analysis, and merchandising services.

CONGOLEUM CORPORATION is a leading manufacturer of resilient sheet and tile flooring products for both residential and commercial markets, including manufactured housing. Headquartered in Mercerville, New Jersey, Congoleum manufactures its products at two plants in Trenton, New Jersey, a plant in Marcus Hook, Pennsylvania and a plant in Finksburg, Maryland. Congoleum products are available in a wide variety of designs and colors from specialty flooring and home center stores throughout the United States and Canada. Congoleum shares are traded on the American Stock Exchange under the symbol "CGM". American Biltrite presently owns a 55% economic interest in Congoleum with a 69.5% voting interest.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 1-4773

AMERICAN BILTRITE INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	04-1701350 (IRS Employer Identification No.)

57 River Street
Wellesley Hills, MA 02481-2097
(Address of Principal Executive Offices)
(781) 237-6655
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $.01 Par Value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer___ Accelerated filer____ Non-accelerated filer _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [ ] NO [X]

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2006 was $16.9 million.

The number of shares of the registrant's common stock, par value $.01 per share, outstanding as of March 15, 2007 was 3,441,551.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual meeting of stockholders to be held on May 8, 2007, which will be filed by the registrant within 120 days after December 31, 2006, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Factors That May Affect Future Results – Some of the information presented in or incorporated by reference in this report constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and assumptions. These forward-looking statements are based on the Registrant's expectations, as of the date of this report, of future events. Except as required by applicable law, the Registrant undertakes no obligation to update any of these forward-looking statements. Although the Registrant believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause or contribute to the Registrant's actual results differing from its expectations include those factors discussed elsewhere in this report, including in Item 1A (Risk Factors).

AMERICAN BILTRITE INC.

FORM 10-K

For the Year Ended December 31, 2006

Table of Contents

PART I

ITEM 1. BUSINESS

General Development of Business

American Biltrite Inc. (together with, unless the context otherwise indicates, its wholly-owned subsidiaries and K&M Associates L.P., "ABI" or the "Company") was organized in 1908 and is a Delaware corporation. ABI's major operations include its Tape Division as well as a controlling interest in Congoleum Corporation, a Delaware corporation ("Congoleum"), a controlling interest in K&M Associates L.P., a Rhode Island limited partnership ("K&M"), and ownership of a Canadian subsidiary, American Biltrite (Canada) Ltd. ("AB Canada").

The Tape Division produces adhesive-coated, pressure-sensitive papers and films used to protect material during handling or storage or to serve as a carrier for transferring decals or die-cut lettering. The Tape Division also produces pressure sensitive tapes and adhesive products used for applications in the heating, ventilating and air conditioning (HVAC), footwear, automotive, electrical and electronic industries.

In 1995, ABI acquired a controlling interest in K&M, a designer, supplier, distributor and servicer of a wide variety of adult, children's and specialty items of fashion jewelry and related accessories throughout the U.S. and Canada. ABI, through wholly-owned subsidiaries, owns an aggregate 95.5% interest (7% as sole general partner and 88.5% in limited partner interests) in K&M. K&M wholesales its products to mass merchandisers, specialty stores and department stores.

Congoleum is a leading manufacturer of resilient sheet and tile flooring. In 1993, ABI acquired an ownership position in Congoleum in exchange for its U.S. tile business (the "Tile Division"). In 1995, ABI acquired voting control of Congoleum when Congoleum sold a new issue of shares of its Class A common stock to the public which had one vote per share and used the proceeds to redeem most of the two-vote-per-share Class B shares held by the then majority shareholder. ABI's interest has increased further since then as a result of Congoleum's repurchases of its common stock combined with open market purchases of Congoleum common stock by ABI. As of December 31, 2006, ABI's ownership of 151,100 shares of Congoleum's Class A common stock and 4,395,605 shares of Congoleum's Class B common stock represented 69.4% of the outstanding equity voting interests of Congoleum.

Congoleum is a defendant in a large number of asbestos-related lawsuits. On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (the "Bankruptcy Court") (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, Congoleum filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed a modified plan of reorganization and related documents with the Bankruptcy Court (the "Fourth Plan") reflecting the result of further negotiations with representatives of the Asbestos Claimants' Committee (the "ACC"), the Future Claimants'

Representative (the "FCR") and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a pari passu basis with all other present and future asbestos claimants in insurance proceeds and other assets of the trust to be formed upon confirmation of the plan under Section 524(g) of the Bankruptcy Code (the "Plan Trust") to pay asbestos claims against Congoleum. In July 2005, Congoleum filed an amended plan of reorganization (the "Sixth Plan") and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed a new amended plan of reorganization (the "Eighth Plan"). In addition, an insurance company, Continental Casualty Company, and its affiliate, Continental Insurance Company (collectively, "CNA"), filed a plan of reorganization and the Official Committee of Bondholders (the "Bondholders' Committee") (representing holders of Congoleum's 8 5/8% Senior Notes due August 1, 2008 (the "Senior Notes")) also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered the principal parties in interest in Congoleum's reorganization proceedings to participate in reorganization plan mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and ABI, Congoleum's controlling shareholder, on certain terms of an amended plan of reorganization (the "Ninth Plan"), which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of a new amended plan (the "Tenth Plan"), which Congoleum filed jointly with the ACC in September 2006. In light of the Bondholders' Committee's support of the Tenth Plan, the Bondholders' Committee withdrew its support of the CNA Plan. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed an amended plan of reorganization (the "CNA Plan"). In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan (the "Eleventh Plan") which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear argument on summary judgment motions seeking determinations that the Tenth Plan and the CNA Plan, respectively, are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's rulings on the summary judgment motions. In February 2007, the Bankruptcy Court entered on its docket two separate opinions ruling that the Tenth Plan and the CNA Plan are each not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, Congoleum believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum and other parties in interest resumed plan mediation discussions seeking to resolve the plan confirmation issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the United States District Court for the District of New Jersey (the "District Court"). See Notes 1 and 9 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K. Given the pending plan mediation discussions and Congoleum's appeal, the outcome of Congoleum's plan of reorganization process remains uncertain.

Outside the United States, the Tape Division operates production facilities in Belgium, Italy and Singapore, where bulk tape products are converted into various sizes. Sales offices at the Singapore and Italy locations and a sales representative in Shanghai, China enable quicker response to customer demands in the European and Asian markets. The Company's wholly-owned Canadian subsidiary, American Biltrite (Canada) Ltd., produces resilient floor tile, rubber tiles and rolled rubber flooring and industrial products (including conveyor belting, truck and trailer splash guards and sheet rubber material) and imports certain rubber and tile products from China for resale. K&M maintains a purchasing office in China, from which it sources the majority of the products its sells.

ABI owns 50% of Compania Hulera Sula, S.A. de C.V. ("Hulera Sula"), a Honduran corporation, which produces soles, heels, sandals and other footwear products under license from ABI. Hulera Sula in turn owns 100% of Hulera Sacatepequez, S.A., a Guatemalan corporation which manufactures products in Guatemala similar to those of Hulera Sula. Hulera Sula also owns 60% of Fomtex, S.A., a Guatemalan corporation, which manufactures foam mattresses, beds and other foam products.

In October 2003, ABI discontinued the operations of its wholly owned subsidiary Janus Flooring Corporation ("Janus Flooring"), which manufactured pre-finished hardwood flooring in Canada. Results from Janus Flooring, including charges resulting from the shutdown, are reported as a discontinued operation in the Company's consolidated financial statement set forth in Item 8 of this Annual Report on Form 10-K. During 2006, the remaining assets of Janus Flooring were sold, and the discontinued operation was effectively dissolved. As of December 31, 2006, the Company merged Janus Flooring with and into American Biltrite (Canada) Ltd.

For financial reporting purposes, ABI operates in four industry segments: flooring products, the Tape Division, jewelry and the Canadian division, which produces flooring and rubber products. See Note 14 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Financial Information about Industry Segments

Business segment information is included in Note 14 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Narrative Description of Business

Marketing, Distribution and Sales The Tape Division's protective papers and films are sold domestically and throughout the world, principally through distributors, but also directly to certain manufacturers. Other tape products are marketed through the Tape Division's own sales force and by third-party sales representatives and distributors throughout the world. ABI's Belgian, Italian and Singapore facilities sell these products throughout Europe and the Far East.

The products of K&M are sold domestically and in Canada through its own direct sales force and through third-party sales representatives. K&M's business and operations experience seasonal variations. In general, fashion jewelry supply, distribution and service businesses respond to the seasonal demands of mass merchandisers and other major retailers, which typically peak in preparation for end-of-year holiday shopping. Accordingly, K&M's working capital needs tend to be greatest in the second and third fiscal quarters as it increases inventories in advance of its peak selling season, while its revenues tend to be greater toward the end of each fiscal year, especially in the latter part of the third quarter and the first half of the fourth quarter.

AB Canada's floor tile, rubber products and industrial products are marketed principally through distributors. Seasonal variations in the sales and working capital requirements of this division are not significant.

Congoleum currently sells its products through approximately 13 distributors providing approximately 74 distribution points in the United States and Canada, as well as directly to a limited number of mass market retailers. Congoleum considers its distribution network to be very important to maintaining a competitive position. Although Congoleum has more than one distributor in some of its distribution territories and actively manages its credit exposure to its customers, the loss of a major customer could have a materially adverse impact on Congoleum's business, results of operations and financial condition, at least until a suitable replacement is in place. The sales pattern for Congoleum's products is seasonal, with peaks in retail sales typically occurring during March/April/May and September/October. Orders are generally shipped as soon as a truckload quantity has been accumulated, and backorders can be canceled without penalty.

Hulera Sula's footwear and foam products are marketed and distributed in certain Central American countries.

Financial information about products that contributed more than 10% of the Company's consolidated revenue during the last three fiscal years is included in Note 14 of the Notes to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Working Capital and Cash Flow In general, ABI's working capital requirements are not affected by accelerated delivery requirements of major customers or by obtaining a continuous allotment of raw material from suppliers. ABI does not provide special rights for customers to return merchandise and does not provide special seasonal or extended terms to its customers. K&M does provide pre-approved allowances in the form of markdowns and return authorizations as required.

Congoleum produces goods for inventory and sells on credit to customers. Generally, Congoleum's distributors carry inventory as needed to meet local or rapid delivery requirements. Congoleum's typical credit terms generally require payment on invoices within 31 days, with a discount available for earlier payment. These practices are typical within the industry.

During 2006, Congoleum paid $18.7 million in fees and expenses (net of recoveries) related to implementation of its planned reorganization under Chapter 11 and litigation with certain insurance companies. Congoleum anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof), together with cash from operations, will provide it with sufficient liquidity to operate during 2007 while under Chapter 11 protection. There can be no assurances that Congoleum will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility (as extended) will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. For a plan of reorganization to be confirmed, Congoleum will need to obtain and demonstrate the sufficiency of exit financing. Congoleum cannot presently determine the terms of such financing, nor can there be any assurances of its success obtaining it.

In connection with Congoleum's plan of reorganization, ABI expects to spend $750 thousand in 2007, which is not expected to have a material adverse effect on ABI's working capital or cash flow. ABI and Congoleum have separate credit facilities which are governed by independent credit agreements, and ABI is generally not otherwise liable for the separate obligations of Congoleum.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – ABI and Non-Debtor Subsidiaries" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Congoleum" in Item 7 of this Annual Report on Form 10-K.

Raw Materials ABI generally designs and engineers its own products. Most of the raw materials required by ABI for its manufacturing operations are available from multiple sources; however, ABI does purchase some of its raw materials from a single source or supplier. Any significant delay in or disruption of the supply of raw materials could substantially increase ABI's cost of materials, require product reformulation or require qualification of new suppliers, any one or more of which could materially adversely affect the business, operations or financial condition of ABI. Congoleum does not have readily available alternative sources of supply for specific designs of transfer print film, which are produced utilizing print cylinders engraved to Congoleum's specifications. Although no loss of this source of supply is anticipated, replacement could take a considerable period of time and interrupt production of certain products. Congoleum maintains a raw material inventory and has an ongoing program to develop new sources, which is designed to provide continuity of supply for its raw material requirements. Although the Company and Congoleum have generally not had difficulty in obtaining their requirements for these materials, they have occasionally experienced significant price increases for some of these materials. Although the Company and Congoleum have been able to obtain sufficient supplies of specialty resin and other raw materials, there can be no assurances that they may not experience difficulty obtaining supplies and raw materials in the future, particularly if global supply conditions deteriorate, which could have a material adverse effect on profit margins.

Competition All businesses in which ABI is engaged are highly competitive, principally based upon pricing of the product, the quality of the product and service to the customer. ABI's tape products compete with products of some of the largest fully integrated rubber and plastic companies, as well as those of smaller producers. Included among its competitors are 3M, Nitto Permacel, Ivex/Novasol and R-Tape. AB Canada's flooring products compete with those of other manufacturers of rubber and resilient floor tiles and with all other types of floor covering. AB Canada also competes with Armstrong World Industries, Inc., Flexco/Roppe, Nora and Mondo and with other manufacturers of alternate floor covering products. In the rubber products category, AB Canada has several competitors, principally among them being GRT Division of Enpro and West America Rubber Company.

The market for Congoleum's products is highly competitive. Resilient sheet and tile compete for both residential and commercial customers primarily with carpeting, hardwood, melamine laminate and ceramic tile. In residential applications, both tile and sheet products are used primarily in kitchens, bathrooms, laundry rooms and foyers and, to a lesser extent, in playrooms and basements. Ceramic tile is used primarily in kitchens, bathrooms and foyers. Carpeting is used primarily in bedrooms, family rooms and living rooms. Hardwood flooring and melamine laminate are used primarily in family rooms, foyers and kitchens. Commercial grade resilient flooring faces substantial competition from carpeting, ceramic tile, rubber tile, hardwood flooring and stone in commercial applications. Congoleum believes, based upon its market research, that purchase decisions are influenced primarily by fashion elements such as design, color and style, durability, ease of maintenance, price and ease of installation. Both tile and sheet resilient flooring are easy to replace for repair and redecoration and, in Congoleum's view, have advantages over other floor covering products in terms of both price and ease of installation and maintenance.

Congoleum encounters competition from three other manufacturers in North America and, to a lesser extent, foreign manufacturers. In the resilient category, Armstrong World Industries, Inc. has the largest market share. Some of Congoleum's competitors have substantially greater financial and other resources and access to capital than Congoleum.

K&M competes with other companies that make similar products on the basis of product pricing and the effectiveness of merchandising services offered. In assessing K&M's products and services, K&M's customers tend to focus on margin dollars realized from the customers' sales of product and return on inventory investment needed to be made by the customer in order to generate sales. In its business of supplying and servicing fashion jewelry and accessory products, K&M competes with a variety of competitors, among them are Liz Claiborne Inc., Jones Apparel Group and a number of other companies offering similar products and/or services. K&M also competes with numerous importers and overseas suppliers of similar items.

Patents and Trademarks ABI and its subsidiaries own many trademarks, including the Congoleum brand name, the AB® logo, TransferRite® and Ideal® at the Tape Division, Estrie®, AB Colors Plus® and Dura-Shield® at AB Canada, and Amtico®, which is used solely in the Canadian market. K&M also licenses the Panama Jack®, Guess?®, Bratz® and MUDD® trademarks as well as certain others. These trademarks are important for the Company in maintaining its competitive position. The licensing agreements are subject to expiration dates and other termination provisions, and the licensor or the Company may choose not to extend or renew certain agreements. The Company has an ongoing program seeking additional or replacement licenses. The Company also believes that patents and know-how play an important role in maintaining competitive position.

Research and Development Research and development efforts at the Company concentrate on new product development, increasing efficiencies of the various manufacturing processes, and improving the features and performance of existing products. Expenditures for research and development were $6.2 million, $7.0 million and $5.8 million, on a consolidated basis, for the years ended December 31, 2006, 2005 and 2004, respectively.

Key Customers For the year ended December 31, 2006, two customers of Congoleum accounted for over 10% of ABI's consolidated net sales. The two customers together accounted for 67% of Congoleum's net sales of $219.5 million. These customers are Congoleum's distributor to the manufactured housing market, LaSalle-Bristol, and its largest retail distributor, Mohawk Industries, Inc. No other customer accounted for more than 10% of ABI's consolidated sales.

K&M's top three customers in terms of net sales in 2006 together accounted for 54% of K&M's net sales. The loss of the largest of these customers would have a material adverse effect on K&M's business, results of operations and financial condition and would likely have a material adverse effect on the Company's business, results of operations or financial condition.

Sales to five unaffiliated customers of the Tape Division together constitute approximately 22% of the net sales for the Tape Division. The loss of the largest of these unaffiliated customers and/or two or more of the other four unaffiliated customers could have a material adverse effect on the Tape Division's business, results of operations and financial condition.

AB Canada's sales to Congoleum accounted for approximately 9% of AB Canada's net sales in 2006. The loss of Congoleum's business would have a significant, adverse affect on AB Canada's revenue. These intercompany sales are eliminated from the Company's consolidated financial statements, in accordance with generally accepted accounting principles. See Note 14 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Backlog The dollar amount of backlog of orders believed to be firm as of December 31, 2006 and 2005 was $15.4 million and $16.0 million, respectively. It is anticipated that all of the backlog as of December 31, 2006 will be filled within the current fiscal year. There are no seasonal or other significant aspects of the backlog. In the opinion of management, backlog is not significant to the business of ABI.

Environmental Compliance Because of the nature of the operations conducted by ABI and Congoleum, each company's facilities are subject to a broad range of federal, state, local and foreign legal and regulatory provisions relating to the environment, including those regulating the discharge of materials into the environment, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at owned or leased facilities and off-site disposal locations.

ABI and its subsidiaries, including Congoleum, have historically expended substantial amounts for compliance with existing environmental laws and regulations, including those matters described in Item 3 (Legal Proceedings) and Note 8 to the Notes to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K. ABI and Congoleum will continue to be required to expend amounts in the future, due to the nature of past activities at their facilities, to comply with existing environmental laws, and those amounts may be substantial. Because environmental requirements have grown increasingly strict, however, ABI is unable to determine the ultimate cost of compliance with environmental laws and enforcement policies. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable. ABI and Congoleum believe that compliance with existing federal, state, local and foreign provisions will not have a material adverse effect upon their financial positions nor do ABI and Congoleum expect to incur material recurring costs or capital expenditures relating to environmental matters, except as disclosed in Item 3 (Legal Proceedings) and Note 8 to the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K. However, there can be no assurances that the ultimate liability concerning these matters will not have a material adverse effect on the Company's business, results of operations and financial condition.

Employees As of December 31, 2006, ABI and its subsidiaries employed approximately 1,590 people.

Financial Information About Foreign and Domestic Operations and Export Sales

Financial information concerning foreign and domestic operations is in Note 14 of the Notes to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K. The Company's consolidated export sales from the United States were $28.3 million in 2006, $25.1 million in 2005 and $23.0 million in 2004.

Available Information

The Company is subject to the reporting and other information requirements of the Securities Exchange Act of 1934, as amended, and files annual, quarterly, and current reports, proxy statements and other documents with the Securities and Exchange Commission pursuant to those requirements. The public may read and copy any materials that the Company files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Also, the Securities and Exchange Commission maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the Securities and Exchange Commission. The public can obtain any documents that the Company files with the Securities and Exchange Commission at http://www.sec.gov.

Congoleum is also subject to the reporting and other information requirements of the Securities Exchange Act of 1934, as amended, and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission pursuant to those requirements. Such reports, proxy statements and other information filed by or in connection with Congoleum with the Securities and Exchange Commission (the "Congoleum Reports") are available from the Securities and Exchange Commission in a similar manner as are the reports, proxy statements and other information filed by the Company with the Securities and Exchange Commission. The Company is providing this information regarding the availability of Congoleum Reports for informational purposes only. The Congoleum Reports are expressly not incorporated into or made a part of this report or any other reports, statements or other information filed by the Company with the Securities and Exchange Commission or otherwise made available by the Company. The Company expressly disclaims any liability for information disclosed or omitted in the Congoleum Reports and, except as required by the federal securities laws, expressly disclaims any obligation to update or correct any information included in the Congoleum Reports.

Item 1A. RISK FACTORS

The Company and its majority-owned subsidiary Congoleum have significant asbestos liability and funding exposure, and the Company's and Congoleum's strategies for resolving this exposure may not be successful.

As more fully set forth in Notes 1, 8 and 9 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K, the Company and Congoleum have significant liability and funding exposure for asbestos personal injury claims. Congoleum has entered into settlement agreements with various asbestos claimants totaling in excess of $491 million. The Bankruptcy Court issued a ruling in February 2007 determining that such claimants cannot receive, as a result of their pre-petition settlements, preferential treatment under a plan. Congoleum has resumed plan mediation discussions with parties in interest to resolve this and certain other plan issues, and has also appealed the Bankruptcy Court ruling to the District Court.

There can be no assurance that Congoleum will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that Congoleum will obtain approval to solicit acceptances of a new plan of reorganization, that Congoleum will receive the acceptances necessary for confirmation of a plan of reorganization, that any proposed plan will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation with respect to Congoleum's Chapter 11 case or the New Jersey state court insurance coverage case which Congoleum is pursuing against certain of its insurance carriers (as further discussed elsewhere in this Annual Report on Form 10-K). It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

The terms of any new plan of reorganization are likely to be materially different from the Tenth and Eleventh Plans, including with respect to the Company and its interests, such as the Company's Congoleum equity interests and the amount and form of any contribution the Company may be required to make to the Plan Trust in order to receive the limited channeling injunctive relief that would have been provided to the Company under the Eleventh Plan. Further, any new plan of reorganization could be amended or modified as a result of further negotiations with various parties. Congoleum expects that it will take until some time late in the third quarter of 2007 at the earliest to obtain confirmation of any plan of reorganization. Furthermore, the estimated costs and contributions to effect any plan of reorganization could be significantly greater than currently estimated. Any plan of reorganization pursued by Congoleum will be subject to numerous conditions, approvals and other requirements, including Bankruptcy Court and Federal District Court approvals, and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Confirmation of a plan of reorganization will depend on Congoleum obtaining exit financing to provide it with sufficient liquidity to fund obligations upon the plan becoming effective. In addition, under the terms of the Tenth Plan and Eleventh Plan, the Plan Trust was to provide Congoleum with a loan in an amount not to exceed $14 million, unless otherwise agreed by the FCR and ACC. There can be no assurance that any new plan of reorganization would provide Congoleum with a similar financing arrangement. If Congoleum's cash flow from operations is materially less than anticipated, and/or if the costs in connection with seeking confirmation of Congoleum's plan of reorganization or in connection with Congoleum's New Jersey state court insurance coverage litigation are materially more than anticipated, or if sufficient funds from insurance proceeds or other sources are not available upon plan confirmation, Congoleum may be unable to obtain exit financing, when combined with net cash provided from operating activities, that would provide it with sufficient funds, which would likely result in Congoleum not being able to have an amended plan of reorganization confirmed or have such plan become effective.

Some insurers contend that, if there is a ruling in the first phase of the New Jersey state court coverage litigation that there is no coverage for the claims submitted by asbestos claimants and settled under the Claimant Agreement, and/or depending on the factual and legal basis for such ruling, then the insurers will also not owe coverage for any claims of such Claimant Agreement claimants even if Congoleum and such claimants agreed to amend the Claimant Agreement and/or to settle their claims under other claims payment standards, including bankruptcy Trust Distribution Procedures (TDPs). Congoleum believes, however, that even if the insurers were to succeed in the first phase of the Coverage Action, such result would not prohibit individual claimants and Congoleum from negotiating new and/or different settlements, and/or amending the Claimant Agreement, and then seeking payment from its insurers for such settlements. In addition, Congoleum does not believe that it would be deprived of coverage-in-place insurance for non-settled asbestos claims. However, there can be no assurances of the outcome of these matters or their potential effect on the Company's ability to obtain approval of a plan of reorganization. Congoleum intends to contest any attempt by the insurers to enlarge or expand upon a Phase 1 ruling that is adverse to Congoleum. However, there can be no assurances of the outcome of these matters. Congoleum spent approximately $31.6 million from January 31, 2003 through December 31, 2006 related to this coverage litigation. Amounts necessary to fund further coverage litigation in the future may also be material, and Congoleum may not have the financial resources to provide such funding.

Some additional factors that could cause actual results to differ from Congoleum's goals for resolving its asbestos liability through an amended plan of reorganization include: (i) the future cost and timing of estimated asbestos liabilities and payments, (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for Congoleum for asbestos-related claims, including insurance coverage and reimbursement for asbestos claimants under any Congoleum plan of reorganization, which certain insurers have objected to in Bankruptcy Court and are litigating in New Jersey state court, (iii) the costs relating to the execution and implementation of any Congoleum plan of reorganization, (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge, (v) satisfaction of the conditions and obligations under the Company's and Congoleum's outstanding debt instruments, and amendment of those debt instruments, as necessary, to permit Congoleum and the Company to satisfy their obligations under any plan of reorganization, (vi) the response from time to time of the lenders, customers, suppliers, holders of the Senior Notes and their representatives, and other creditors and constituencies of Congoleum and ABI to the Chapter 11 process and related developments arising from Congoleum's strategy to resolve its asbestos liabilities, (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms, (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan pursued by Congoleum and the court overruling any objections to that reorganization plan that may be filed, (ix) developments in, costs associated with and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers, (x) the extent to which Congoleum is able to obtain reimbursement for costs it incurs in connection with the insurance coverage litigation pending in New Jersey state court, (xi) compliance with the Bankruptcy Code, including Section 524(g), and (xii) the possible adoption of another party's plan of reorganization, which may prove to be unfeasible.

In addition, in view of ABI's relationships with Congoleum, ABI will be affected by Congoleum's negotiations regarding, and its pursuit of, a plan of reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a Chapter 11 plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on ABI's business, results of operations or financial condition.

The Company has its own direct asbestos liability as well. The Company's strategy remains to vigorously defend and strategically settle its asbestos claims on a case-by-case basis. To date, the Company's insurers have funded substantially all of the Company's liabilities and expenses related to its asbestos liability under the Company's applicable insurance policies. The Company expects its insurance carriers will continue to defend and indemnify it for its asbestos liabilities for the foreseeable future. If, however, it were not able to receive such coverage from its insurers for the Company's asbestos liabilities and expenses, that would likely have a material adverse effect on the

Company's financial position. In addition, certain of the excess liability insurance policies that the Company purchased were underwritten by companies that are now insolvent, which may limit the amount of funds available to pay for any future claims covered by these policies. It is also possible that asbestos claims may be asserted against the Company alleging exposure allocable solely to years in which the Company's insurance policies excluded coverage for asbestos.

In addition, there has been federal legislation proposed that, if adopted, would establish a national trust to provide compensation to victims of asbestos-related injuries and channel all current and future asbestos-related personal injury claims to that trust. Due to the uncertainties of this legislation, the Company does not know what effects any such legislation, if adopted, may have upon its or Congoleum's businesses, results of operations or financial conditions, or upon any plan of reorganization Congoleum may decide to pursue. To date, Congoleum has expended significant amounts to resolve its asbestos liability pursuant to a Chapter 11 plan of reorganization. To the extent any federal legislation is enacted which does not credit Congoleum for amounts paid by Congoleum pursuant to its plan of reorganization strategy or requires the Company or Congoleum to pay significant amounts to any national trust or otherwise, such legislation could have a material adverse effect on the Company or Congoleum's businesses, results of operations or financial conditions.

As a result of Congoleum's significant liability and funding exposure for asbestos claims, there can be no assurance that if Congoleum were to incur any unforecasted or unexpected liability or disruption to its business or operations it would be able to withstand that liability or disruption and continue as an operating company. Any significant increase of the Company's asbestos liability and funding exposure would likely have a material adverse effect on the Company's business, operations and financial condition and possibly its ability to continue as a going concern.

For further information regarding the Company's and Congoleum's asbestos liability, insurance coverage and strategies to resolve that asbestos liability, please see Notes 1, 8 and 9 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Any plan of reorganization for Congoleum will likely result in substantial dilution or even elimination of the interests of Congoleum's equity holders, including the Company.

Congoleum's Tenth Plan, which has been ruled unconfirmable as a matter of law by the Bankruptcy Court, would have resulted in significant dilution of Congoleum's existing equity interests, including the Company's Congoleum equity interests. Congoleum has resumed plan mediation discussions with parties in interest to negotiate a new amended plan. The terms of any new amended plan proposed by Congoleum, or any proposed plan of reorganization proposed for Congoleum by other parties in interest, may provide for even greater dilution of the Congoleum equity interests than was contemplated by the Eleventh Plan, including cancellation of Congoleum's existing Class A and Class B common stock. There can be no assurance as to how Congoleum's existing equity interests, including ABI's Congoleum equity interests, will be treated under any plan of reorganization for Congoleum that may ultimately be confirmed by the Bankruptcy Court and consummated.

Elimination of ABI's controlling equity interest in Congoleum could have a material adverse impact on Congoleum's business, operations and financial condition, the business relationships between ABI and Congoleum, and ABI's business, operations and financial condition.

The Company has had to amend its debt agreements in the past in order to avoid being in default of those agreements and may have to do so again in the future, and the Company's ability to obtain additional financing may be limited.

In the past, the Company has had to amend its debt agreements in order to avoid being in default of those agreements as a result of failing to satisfy certain financial covenants contained in those agreements. Most recently, on September 25, 2006, the Company entered into an amendment and restatement to the credit agreement it has with Bank of America, National Association and Bank of America, National Association acting through its Canada branch, which is the agreement that governs the Company's primary source of borrowings. In connection with that amendment and restatement, certain financial covenants were amended under the credit agreement to enable the Company to comply with those covenants. Although the Company does not anticipate that it will need to further amend the credit agreement to avoid being in default at some future date, there can be no assurances in that regard. If the Company were to violate one of those covenants and not amend the agreement to address or obtain a waiver of the violation, it could breach the agreement, resulting in a default of the agreement. If such a default were to occur, the lenders could require the Company to repay all amounts outstanding under the credit agreement. If the Company were unable to repay those amounts due, the lenders could have its rights over the collateral (most of the Company's and its domestic subsidiaries' (excluding Congoleum) assets) exercised, which would likely have a material adverse effect on the Company's business, results of operations or financial condition.

In addition, under the terms of the credit agreement, the Company's ability to obtain additional debt financing is limited. Moreover, since the Company and most of its domestic subsidiaries have already granted security interests in most of their assets, the Company's ability to obtain any additional debt financing may be limited.

The Company and its majority-owned subsidiary Congoleum may incur substantial liability for environmental claims and compliance matters.

Due to the nature of the Company's and its majority-owned subsidiary Congoleum's businesses and certain of the substances which are or have been used, produced or discharged by them, the Company's and Congoleum's operations and facilities are subject to a broad range of federal, state, local and foreign legal and regulatory provisions relating to the environment, including those regulating the discharge of materials into the environment, the handling and disposal of solid and hazardous substances and wastes and the remediation of contamination associated with releases of hazardous substances at Company and Congoleum facilities and off-site disposal locations. The Company and Congoleum have historically expended substantial amounts for compliance with existing environmental laws or regulations, including environmental remediation costs at both third-party sites and Company and Congoleum-owned sites. The Company and Congoleum will continue to be required to expend amounts in the future because of the nature of their prior activities at their facilities, in order to comply with existing environmental laws, and those amounts may be substantial. Although the Company and Congoleum believe that those amounts should not have a material adverse effect on their respective financial positions, there is no certainty that these amounts will not have a material adverse effect on their respective financial positions because, as a result of environmental requirements becoming increasingly strict, neither the Company nor Congoleum is able to determine the ultimate cost of compliance with environmental laws and enforcement policies.

Moreover, in addition to potentially having to pay substantial amounts for compliance, future environmental laws or regulations may require or cause the Company or Congoleum to modify or curtail their operations, which could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company and its majority-owned subsidiary Congoleum, may incur substantial liability for other product and general liability claims.

In the ordinary course of their businesses, the Company and its majority-owned subsidiary Congoleum become involved in lawsuits, administrative proceedings, product liability claims and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years. These matters could have a material adverse effect on the Company's business, results of operations or financial condition if the Company or Congoleum, as applicable, is unable to successfully defend against or settle these matters, and its insurance coverage is insufficient to satisfy any judgments against it or settlements relating to these matters, or the Company or Congoleum, as applicable, is unable to collect insurance proceeds relating to these matters.

The Company and its majority-owned subsidiary Congoleum are dependent upon a continuous supply of raw materials from third party suppliers and would be harmed if there were a significant, prolonged disruption in supply or increase in its raw material costs.

The Company and its majority-owned subsidiary Congoleum generally design and engineer their own products. Most of the raw materials required by the Company for its manufacturing operations are available from multiple sources; however, the Company does purchase some of its raw materials from a single source or supplier. Any significant delay in or disruption of the supply of raw materials could substantially increase the Company's cost of materials, require product reformulation or require qualification of new suppliers, any one or more of which could materially adversely affect the Company's business, results of operations or financial condition. The Company's majority-owned subsidiary Congoleum, does not have readily available alternative sources of supply for specific designs of transfer print paper, which are produced utilizing print cylinders engraved to Congoleum's specifications. Although Congoleum does not anticipate any loss of this source of supply, replacement could take a considerable period of time and interrupt production of certain products, which could have a material adverse affect on the Company's business, results of operations or financial condition. The Company and Congoleum have occasionally experienced significant price increases for some of its raw materials. Raw material prices in 2004 and 2005 increased significantly, and supplies of certain materials, particularly vinyl resins, remained tight in the first half of 2006 due to several factors, including the effect of hurricanes in 2005. Although the Company has been able to obtain sufficient supplies of specialty resin and other raw materials, there can be no assurances that it may not experience difficulty in the future, particularly if global supply conditions deteriorate, which could have a material adverse effect on profit margins.

The Company and its majority-owned subsidiary Congoleum operate in highly competitive markets and some of their competitors have greater resources, and in order to be successful, the Company and Congoleum must keep pace with and anticipate changing customer preferences.

The market for the Company's and its majority-owned subsidiary Congoleum's products and services is highly competitive. Some of their respective competitors have greater financial and other resources and access to capital. Furthermore, one of Congoleum's major competitors has successfully confirmed a plan of reorganization under Chapter 11 of the Bankruptcy Code. Having shed much of its pre-filing asbestos and other liabilities, that competitor may have a competitive cost advantage over Congoleum. In addition, in order to maintain their competitive positions, the Company and Congoleum may need to make substantial investments in their businesses, including, as applicable, product development, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for their products and in the loss of market share for their products. Moreover, due to the competitive nature of their industries, they may be commercially restricted from raising or even maintaining the sales prices of their products, which could result in the incurrence of significant operating losses if their expenses were to increase or otherwise represent an increased percentage of sales.

The markets in which the Company and Congoleum compete are characterized by frequent new product introductions and changing customer preferences. There can be no assurance that the Company's and Congoleum's existing products and services will be properly positioned in the market or that the Company and Congoleum will be able to introduce new or enhanced products or services into their respective markets on a timely basis, or at all, or that those new or enhanced products or services will receive customer acceptance. The Company's and Congoleum's failure to introduce new or enhanced products or services on a timely basis, keep pace with industry or market changes or effectively manage the transitions to new products, technologies or services could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company and its majority-owned subsidiary Congoleum are subject to general economic conditions and conditions specific to their respective industries.

The Company and its majority-owned subsidiary Congoleum are subject to the effects of general economic conditions. A sustained general economic slowdown could have serious negative consequences for the Company's business, results of operations and financial condition. Moreover, their businesses are affected by the economic factors that affect their respective industries. The slowdown in the housing industry has resulted in reduced demand for the Company's and Congoleum's products. These conditions could be exacerbated by contraction of the sub-prime mortgage industry.

The Company and its majority-owned subsidiary Congoleum could realize shipment delays, depletion of inventory and increased production costs resulting from unexpected disruptions of operations at any of the Company's or Congoleum's facilities.

The Company's and its majority-owned subsidiary Congoleum's businesses depend upon their ability to timely manufacture and deliver products that meet the needs of their customers and the end users of their products. If the Company or Congoleum were to realize an unexpected, significant and prolonged disruption of its operations at any of its facilities, including disruptions in its manufacturing operations, it could result in shipment delays of its products, depletion of its inventory as a result of reduced production and increased production costs as a result of taking actions in an attempt to cure the disruption or carry on its business while the disruption remains. Any resulting delay, depletion or increased production cost could result in increased costs, lower revenues and damaged customer and product end user relations, which could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company and its majority-owned subsidiary Congoleum offer limited warranties on their products which could result in the Company or Congoleum incurring significant costs as a result of warranty claims.

The Company and its majority-owned subsidiary Congoleum offer a limited warranty on many of their products against manufacturing defects. In addition, as a part of its efforts to differentiate mid- and high-end products through color, design and other attributes, Congoleum offers enhanced warranties with respect to wear, moisture discoloration and other performance characteristics which generally increase with the price of such products. If the Company or Congoleum were to incur a significant number of warranty claims, the resulting warranty costs could be substantial.

The Company and its majority-owned subsidiary Congoleum rely on a small number of customers and distributors for a significant portion of their sales or to sell their products.

The Company's Tape Division principally sells its products through distributors. Sales to five unaffiliated customers accounted for approximately 22% of the Company's Tape Division's net sales for the year ended December 31, 2006 and 23% of its net sales for the year ended December 31, 2005. The loss of the largest unaffiliated customer and/or two or more of the other four unaffiliated customers could have a material adverse effect on the Company's business, results of operations or financial condition.

The Company's majority-owned subsidiary Congoleum principally sells its products through distributors. Although Congoleum has more than one distributor in some of its distribution territories and actively manages its credit exposure to its distributors, the loss of a major distributor could have a materially adverse impact on the Company's business, results of operations, or financial condition. Congoleum derives a significant percentage of its sales from two of its distributors. These two distributors accounted for approximately 67% of Congoleum's net sales for the years ended December 31, 2006 and 2005.

The Company's subsidiary K&M sells its products through its own direct sales force and, indirectly, through a wholly owned subsidiary and through third-party sales representatives. Three of K&M's customers accounted for approximately 54% of its net sales for the year ended December 31, 2006 and 58% of its net sales for the year ended December 31, 2005. The loss of the largest of these customers would have a material adverse effect on K&M's business, results of operations and financial condition and would likely have a material adverse effect on the Company's business, results of operations or financial condition.

The Company and its majority-owned subsidiary Congoleum depend on key executives to run their businesses, and the loss of any of these executives would likely harm the Company's business.

The Company and its majority-owned subsidiary Congoleum depend on key executives to run their businesses. In particular, three of the persons that serve as key executives at the Company also serve as key executives at Congoleum. The Company's future success will depend largely upon the continued service of these key executives, all of whom have no employment contract with the Company or Congoleum, as applicable, and may terminate their employment at any time without notice. Although certain key executives of the Company and Congoleum are, directly or indirectly, large shareholders of the Company or Congoleum, and thus are less likely to terminate their employment, the loss of any key executive, or the failure by the key executive to perform in his current position, could have a material adverse effect on the Company's business, results of operations or financial condition.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

At December 31, 2006, ABI and its subsidiaries owned nine manufacturing plants and a jewelry distribution center (located in Providence, Rhode Island) and leased additional office and warehousing space as follows:

Location	Square Feet	Owned Or Leased	Industry Segment For Which Properties Used
Trenton, NJ	1,050,000	Owned	Flooring products
Marcus Hook, PA	1,000,000	Owned	Flooring products
Trenton, NJ	282,000	Owned	Flooring products
Finksburg, MD	107,000	Owned	Flooring products
Mercerville, NJ	56,000	Leased	Flooring products
Sherbrooke, Quebec	379,000	Owned	Canadian division
Moorestown, NJ	226,000	Owned	Tape products
Lowell, MA	57,000	Owned	Tape products
Billerica, MA	30,000	Leased	Tape products
Renaix, Belgium	84,000	Owned	Tape products
Singapore	32,000	Owned	Tape products
Providence, RI	103,000	Owned	Jewelry products
New York, NY, Qingdao, China, Orlando, FL and Bentonville, AK	27,200	Leased	Jewelry products

ABI knows of no material defect in the titles to any such properties or material encumbrances thereon other than mortgages on the owned properties in Renaix, Belgium, and Singapore securing outstanding debt in amounts equal to approximately 15% and 51% of the original cost of the property, respectively, and under the terms of the Company's principal debt agreements, pursuant to which the Company has granted a security interest in the properties in Moorestown, NJ, Lowell, MA and Providence, RI. ABI believes that all of its and its subsidiaries' properties are in good condition and have been well maintained.

It is estimated that during 2006, ABI's and its subsidiaries' plants for the manufacture of floor covering products operated at approximately 71% of aggregate capacity, its plants for the manufacture of tape products operated at approximately 81% of aggregate capacity and the Canadian division operated at approximately 71% of aggregate capacity. All estimates of aggregate capacity have been made on the basis of a five-day, three-shift operation.

ITEM 3. LEGAL PROCEEDINGS

ABI has been named by the Environmental Protection Agency as a Potentially Responsible Party ("PRP") within the meaning of the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended, as to six sites in five separate states. In addition, ABI has been named a PRP by the State of Maine's Department of Environmental Protection with regard to two sites in Maine. ABI was also notified of potential claims against it on behalf of approximately seventeen (17) families living (or formally resident) in the Town of Wilmington, Massachusetts. See Note 8 of the Notes to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K for additional information about these matters.

In accordance with SFAS No. 5, *Accounting for Contingencies*, ABI has recorded a reserve of approximately $4.2 million, which represents a probable and reasonably estimable amount to cover the anticipated remediation costs at all sites, net of recoveries, based on facts and circumstances known to the Company at the present time.

ABI is a co-defendant with many other manufacturers and distributors of asbestos-containing products in approximately 1,332 pending claims involving approximately 1,918 individuals as of December 31, 2006. These claims relate to products of the Company's former Tile Division, which was previously acquired by Congoleum. The claimants allege personal injury from exposure to asbestos or asbestos-containing products. The Company utilizes an actuarial study to assist it in developing estimates of the Company's potential liability for resolving present and possible future asbestos claims. Projecting future asbestos claims costs requires estimating numerous variables that are extremely difficult to predict, including the incidence of claims, the disease that may be alleged by future claimants, future settlement and trial results, future court dismissal rates for claims, and possible asbestos legislation developments. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, and based upon consultations with third party advisors, the Company believes that six years is the most reasonable period over which to include future claims that may be brought against the Company for recognizing a reserve for future costs. The Company believes that costs for claims that might be brought after that period are not reasonably estimable.

The estimated range of liability for settlement of current claims pending and claims anticipated to be filed through 2012 was $10.3 million to $35.3 million as of December 31, 2006. The Company believes no amount within this range is more likely than any other and, accordingly, has recorded a liability of $10.3 million in its financial statements, which represents the minimum probable and reasonably estimable amount for the future liability at the present time. The Company also believes that based on this liability estimate, the corresponding amount of insurance probable of recovery is $9.3 million at December 31, 2006, which has been included in other assets. The estimated amount of insurance that is probable of recovery depends on the liability estimate as well as a number of additional factors, including the financial viability of some of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, how legal and other loss handling costs will be covered by the insurance policies, and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. The recorded liability and related insurance asset do not include any related defense costs, which are typically paid in addition to the indemnity limits under the primary layer insurance policies. Defense costs historically paid by ABI's carriers have been approximately 156% of the related indemnity costs.

The recorded amounts were based on currently known facts and a number of assumptions. However, projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of each such claim, the allocation of claims to specific insurance policies, and the continuing solvency of various insurance companies, as well as numerous uncertainties surrounding asbestos legislation in the United States, could cause the actual liability and insurance recoveries for the Company to be higher or lower than those projected or recorded.

There can be no assurance that the Company's actual asbestos-related settlement and defense costs will not exceed its accrued asbestos liabilities, or that its accrued insurance recoveries will be realized. It is reasonably possible that the Company will incur charges for resolution of asbestos claims in the future, which could exceed the Company's existing reserves. The Company will continue to vigorously defend itself and believes it has substantial insurance coverage to mitigate future costs related to this matter.

See Note 8 of the Notes to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K for additional information about these claims.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, Congoleum filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed the Fourth Plan reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a pari passu basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust to be formed upon confirmation of the plan under Section 524(g) of the Bankruptcy Code to pay asbestos claims against Congoleum. In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In

March 2006, Congoleum filed the Eighth Plan. In addition, an insurance company, CNA, filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered the principal parties in interest in Congoleum's reorganization proceedings to participate in reorganization plan mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and ABI, Congoleum's controlling shareholder, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. In light of the Bondholders' Committee's support of the Tenth Plan, it withdrew its support of the CNA Plan. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed the Eleventh Plan, which reflected minor technical changes to the Tenth Plan agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear argument on summary judgment motions seeking determinations that the Tenth Plan and the CNA Plan, respectively, are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's rulings on the summary judgment motions. In February 2007, the Bankruptcy Court entered on its docket two separate opinions ruling that the Tenth Plan and the CNA Plan are each not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, Congoleum believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum and other parties in interest resumed plan mediation discussions seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the District Court.

See Notes 1 and 9 of the Notes to Consolidated Financial Statements set forth in Item 8 of this report.

There can be no assurance that Congoleum will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that Congoleum will obtain approval to solicit acceptances of a new plan of reorganization, that Congoleum will receive the acceptances necessary for confirmation of a plan of reorganization, that any proposed plan will not be modified further, that its plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation with respect to Congoleum's Chapter 11 case or the New Jersey state court insurance coverage case which Congoleum is pursuing against certain of its insurance carriers (as further discussed in Note 9 to the Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K). It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan. Under any outcome, ABI anticipates its equity interest in Congoleum is likely to be substantially diluted or eliminated.

Congoleum, pursuant to administrative consent orders signed in 1986 and in connection with a prior restructuring, is in the process of implementing cleanup measures at its Trenton sheet facility. ABI had also signed a similar consent order with regard to its former Trenton tile facility. Congoleum agreed to be financially responsible for the clean-up of the Trenton tile facility as part of the acquisition of ABI's former Tile Division. See Note 8 of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information about these matters.

Together with a large number (in most cases, hundreds) of other companies, Congoleum is named as a PRP in pending proceedings under CERCLA and similar state laws. See Note 8 of Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information about these matters.

Congoleum also accrues remediation costs for certain of its owned facilities on an undiscounted basis. Estimated total cleanup costs, including capital outlays and future maintenance costs for soil and groundwater remediation are primarily based on engineering studies. In the ordinary course of its business, ABI and its consolidated entities become involved in lawsuits, administrative proceedings, product liability and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years.

Notes 1, 8 and the 9 of Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K, to the extent addressing matters reportable under this Item 3, are incorporated by reference herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

American Biltrite Inc.'s Common Stock is traded on the American Stock Exchange (ticker symbol: ABL). At the close of business on March 15, 2007, the closing price of ABI's Common Stock was $9.25 per share and the approximate number of record holders was 285. High and low stock prices for each quarter over the last two years were:

	Sale Prices of Common Shares			
	2006		2005	
Quarter Ended	High	Low	High	Low
March 31	**$11.60**	**$9.08**	$12.47	$11.00
June 30	**11.72**	**9.25**	11.17	8.90
September 30	**11.00**	**9.41**	12.35	9.00
December 31	**10.99**	**8.01**	13.09	9.90

The following graph compares the cumulative total stockholder return of American Biltrite Inc.'s Common Stock to the cumulative returns of the American Stock Exchange Market Value Index and a Peer Group Index, which includes companies in Standard Industrial Classification (SIC) code number 3089 – Plastic Products, N.E.C.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG AMERICAN BILTRITE INC.,
AMEX MARKET INDEX AND SIC CODE INDEX


DOLLARS
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006
AMERICAN BILTRITE INC.
SIC CODE INDEX
AMEX MARKET INDEX

ASSUMES $100 INVESTED ON JANUARY 1, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2006

No dividends on the Common Stock were declared during 2006, 2005 or 2004. The Company's debt agreements restrict the ability of the Company to declare and pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – ABI and Non-Debtor Subsidiaries" set forth in Item 7 of this Annual Report on Form 10-K.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2006.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	454,500	$15.59	78,520
Equity Compensation Plans Not Approved by Security Holders	31,500	12.62	18,500
Total	486,000	15.40	97,020[1]

[1] Includes 78,520 shares of Common Stock available for issuance under the Company's 1993 Stock Award and Incentive Plan, as amended and restated as of March 4, 1997. In addition to stock options, awards under the Company's 1993 Stock Award and Incentive Plan, as amended and restated as of March 4, 1997, may take the form of stock appreciation rights (SARs), limited SARs, restricted stock units and other stock awards specified in the Plan. If such awards are granted, they will reduce the number of shares of Common Stock available for issuance pursuant to future stock option awards.

On July 1, 1999 the Company established its 1999 Stock Option Plan for Non-Employee Directors (as amended, the "1999 Plan"), under which non-employee directors may be granted non-qualified options (the "Options") to purchase shares of Common Stock. The maximum number of shares of Common Stock that may be issued pursuant to the 1999 Plan is 50,000 shares. The 1999 Plan was not submitted to stockholders for approval. Under the 1999 Plan, each new non-employee member of the Board who has not previously been a non-employee member of the Board during the term of the 1999 Plan will be granted on the date he or she is elected to the Board during the term of the 1999 Plan an Option to purchase 1,000 shares of Common Stock. In addition, under the 1999 Plan, each non-employee member of the board receives each year on July 1 an Option to purchase 500 shares of Common Stock. The options granted under the 1999 Plan have ten-year terms and fully vest 6 months from the grant date. The exercise price for each Option is 100% of the fair market value on the date of the grant. No Options may be granted under the 1999 Plan on or after July 1, 2009. As of December 31, 2006 an aggregate of 27,500 shares of common stock were issuable upon the exercise of outstanding Options.

Congoleum maintains separate equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31				
	2006	**2005**	**2004**	**2003**	**2002**
	(In thousands, except per share amounts)				
Financial Position					
Total assets	**$331,672**	$340,109	$355,285	$318,933	$361,870
Long-term debt[1]	**111,395**	122,414	124,201	124,915	125,271
Total stockholders' equity	**18,035**	18,485	38,072	32,979	47,538
Summary of Operations					
Net sales	**$435,537**	$445,172	$433,869	$416,569	$434,495
Income (loss) before income taxes and other items	**142**	(18,294)	808	(9,946)	(11,813)
(Benefit from) provision for income taxes	**(609)**	(1,534)	(1,681)	(3,323)	1,248
Noncontrolling interests	**(47)**	(636)	(107)	(174)	6,221
Income (loss) from continuing operations	**704**	(17,396)	2,382	(6,797)	(6,840)
Discontinued operations [2]	**(19)**	(237)	(429)	(7,361)	(2,073)
Cumulative effect of accounting change [3]	**-**	-	-	-	(7,742)
Net income (loss)	**685**	(17,633)	1,953	(14,158)	(16,655)
Earnings (loss) per share					
Basic	**$0.20**	$(5.12)	$0.57	$(4.11)	$(4.84)
Diluted[4]	**0.20**	(5.12)	0.54	(4.11)	(4.84)
Cash dividends per common share	**-**	-	-	0.1875	0.50
Number of shares used in computing earnings (loss) per share:					
Basic	**3,442**	3,442	3,442	3,442	3,442
Diluted	**3,457**	3,442	3,458	3,442	3,442

(1) Long-term debt includes Congoleum's $100,000 8 5/8% Senior Notes due 2008. At December 31, 2006, 2005 and 2004, these notes were classified as a liability subject to compromise as a result of Congoleum's Chapter 11 filing. See Notes 5 and 9 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

(2) Historical financial results have been restated to reflect the classification of Janus as a discontinued operation in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

(3) Effective January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). In accordance with the provisions of SFAS 142, the Company recorded a transitional goodwill impairment charge of $7.7 million.

(4) Diluted earnings per share for the year ended December 31, 2004 includes the dilutive effect of Congoleum's stock options during the year. During the years ended December 31, 2006, 2005, 2003, and 2002, Congoleum's stock options had no effect on American Biltrite Inc.'s diluted earnings per share.

As described elsewhere in this Annual Report on Form 10-K, Congoleum has commenced a Chapter 11 case for the purpose of resolving its asbestos-related liabilities. It is not known how those proceedings and related matters will impact the Company, including the Company's business, operations and liquidity. A Congoleum plan of reorganization may eliminate the Company's Congoleum equity interests or dilute or reduce those interests to a level where the Company would no longer include Congoleum in its consolidated results. As a result of these uncertainties, the financial data set forth in the above table may not be indicative of the Company's future financial condition or results of operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

American Biltrite's consolidated financial statements include its majority-owned subsidiary, Congoleum. On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, Congoleum filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed the Fourth Plan reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a pari passu basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust to be formed upon confirmation of the plan under Section 524(g) of the Bankruptcy Code to pay asbestos claims against Congoleum. In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, an insurance company, CNA, filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered the principal parties in interest in Congoleum's reorganization proceedings to participate in reorganization plan mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and ABI, Congoleum's controlling shareholder, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. In light of the Bondholders' Committee's support of the Tenth Plan, the Bondholders' Committee withdrew its support of the CNA Plan. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed, the Eleventh Plan, which reflected minor technical changes to the Eleventh Plan agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear argument on summary judgment motions seeking determinations that the Tenth Plan and the CNA Plan, respectively, are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court entered on its docket two separate opinions ruling that the Tenth Plan and the CNA Plan are each not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, Congoleum believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum and other parties in interest resumed plan mediation discussions seeking to resolve the plan confirmation issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the District Court.

There can be no assurance that Congoleum will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that Congoleum will obtain approval to solicit acceptances of a new plan of reorganization, that Congoleum will receive the acceptances necessary for confirmation of a plan of reorganization, that any plan proposed will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation with respect to Congoleum's Chapter 11 case or the New Jersey state court insurance coverage case which Congoleum is pursuing against certain of its insurance carriers (as further discussed elsewhere in this Annual Report on Form 10-K). It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

The terms of any new plan of reorganization are likely to be materially different from the Tenth and Eleventh Plans, including with respect to the Company and its interests, such as the Company's Congoleum equity interests and the amount and form of any contribution the Company may be required to contribute to the Plan Trust in order to receive the limited channeling injunctive relief that would have been provided to the Company under the Eleventh Plan. Further, any new plan of reorganization could be amended or modified as a result of further negotiations with various parties. Congoleum expects that it will take until some time late in the third quarter of 2007 at the earliest to obtain confirmation of any plan of reorganization. Furthermore, the estimated costs and contributions to effect any plan of reorganization could be significantly greater than currently estimated. Under any outcome, ABI anticipates its equity interest in Congoleum is likely to be substantially diluted or eliminated. Any plan of reorganization pursued by Congoleum will be subject to numerous conditions, approvals and other requirements, including Bankruptcy Court and Federal District Court approvals, and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Congoleum is presently involved in litigation with certain insurance carriers related to disputed insurance coverage for asbestos related liabilities, and certain insurance carriers filed various objections to Congoleum's previously proposed plans of reorganization and related matters and are expected to file objections to any future plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to any future plan.

In anticipation of Congoleum's commencement of the Chapter 11 cases, Congoleum entered into a settlement agreement with various asbestos personal injury claimants (the "Claimant Agreement"), which provides for an aggregate settlement value of at least $466 million as well as an additional number of individually negotiated trial listed settlements with an aggregate value of approximately $25 million, for total settlements in excess of $491 million. As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing a pre-petition trust (the "Collateral Trust") to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims. In December 2005, Congoleum commenced an avoidance action seeking to void the security interest granted to the Collateral Trust. In December 2005, Congoleum commenced an omnibus avoidance action and a sealed avoidance action (collectively, the "Avoidance Actions") seeking to void the security interest granted to the Collateral Trust and such settlements. In March 2006, Congoleum filed a motion for summary judgment in the Avoidance Actions seeking to avoid the Claimant Agreement settlements and liens under various bankruptcy theories, which motion was denied in June 2006, and the Avoidance Actions remain pending. Due to, among other things, the on-going Avoidance Actions, the liability associated with the asbestos personal injury claims against Congoleum may be materially different than the present estimates of such items. As a result of tabulating ballots on the Fourth Plan, Congoleum is also aware of claims by claimants whose claims were not determined under the Claimant Agreement but who have submitted claims with a value of approximately $512 million based on the settlement values applicable in the Sixth Plan.

ABI estimates that it will spend an additional $500 thousand for legal fees in 2007, which it has accrued, and has also accrued $250 thousand for a contribution to the Plan Trust in connection with Congoleum's reorganization plan. Actual amounts that will be contributed to the Plan Trust by Congoleum and ABI and costs for pursuing and implementing the plan of reorganization could be materially higher, and Congoleum and the Company may record significant additional charges should the minimum estimated cost increase. Treatment of Congoleum's existing shareholders, including ABI, under any future plan of reorganization cannot be determined at this time. ABI anticipates that, under any outcome, its equity interest in Congoleum is likely to be substantially diluted or eliminated.

In addition, ABI is also a defendant in a number of asbestos-related lawsuits in addition to those brought against Congoleum. See Note 8 of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference. These matters could have a material adverse impact on the Company's financial position and results of operations.

During 2003, the Company decided to discontinue the operations of its Janus Flooring Corporation subsidiary, a manufacturer of pre-finished hardwood flooring, and sell the related assets. Results of Janus Flooring, including charges resulting from the shutdown, are being reported as a discontinued operation.

Due to Congoleum's reorganization and separate capital structure, the Company believes that presenting ABI and its non-debtor subsidiaries separately from Congoleum is the most meaningful way to discuss and analyze its financial condition and results of operations.

Results of Operations

ABI and Non-Debtor Subsidiaries

	2006		2005		2004	
			(In thousands of dollars)			
Net sales	**$216,063**		$207,256		$204,219	
Cost of sales	**159,009**		150,705		147,456	
Gross profit	**57,054**	**26.4%**	56,551	27.3%	56,763	27.8%
Selling, general & administrative expenses	**55,515**	**25.7%**	50,619	24.4%	54,765	26.8%
Operating income	**1,539**		5,932		1,998	
Interest expense, net	**(2,324)**		(2,416)		(3,005)	
Other income, net	**1,068**		2,238		1,440	
Income before taxes and other items	**283**		5,754		433	
Provision for income taxes	**235**		1,041		864	
Noncontrolling interests	**(47)**		(636)		(107)	
Income (loss) from continuing operations	**$ 1**		$ 4,077		$ (538)	

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales for the year ended December 31, 2006 were $216.1 million, an increase of $8.8 million or 4.2% from sales of $207.3 million in 2005. Tape segment sales increased $6.9 million or 7.1% due to selling price increases for most product lines and improved sales volume, mainly in the automotive category. Canadian segment sales increased $5.0 million or 10.3% on increased sales of flooring products coupled with the result of foreign currency translation. Jewelry segment sales declined $3.0 million or 4.9% due to a decline in sales in the department store channel, where industry consolidation reduced the number of stores buying K&M's products. This decline in K&M sales was partially offset by improvements in K&M sales to specialty retailers and a full year of sales of Jay Jewelry, a business K&M acquired in October 2005.

Gross profit was 26.4% of net sales in 2006 compared to 27.3% in 2005. Tape segment gross margins declined by 2.6 percentage points of net sales primarily due to $1.2 million in costs incurred for a product recall necessitated by defective material from a supplier. Increased costs for raw materials and energy, which exceeded what was recovered through increased selling prices, also contributed to the decline in margin percentage. Canadian division gross margins improved by 0.9 percentage points of net sales due to a more profitable sales mix within the flooring category, a greater proportion of flooring versus industrial sales, and higher sales volume. Jewelry segment margins improved by 1.4 percentage points of net sales as a result of a more profitable customer mix. The decline in jewelry sales, which is the highest margin segment as a percent of total sales, also contributed to the decline in consolidated margin.

The Company includes the cost of purchasing and finished goods inspection in selling, general and administrative expenses. Some companies also record such costs in operating expenses while others record them in cost of goods sold. Consequently, the Company's gross profit margins may not be comparable to other companies. Had the Company recorded these expenses in cost of sales, the gross profit margins for the years ended December 31, 2006 and 2005 would have been 26.0% and 26.9%, respectively.

Selling, general and administrative expenses for the year ended December 31, 2006 were $55.5 million, up from $50.6 million in 2005. During 2005, ABI entered into a settlement agreement with one of its insurance carriers. The settlement resolved disputes regarding the carrier's coverage obligations for environmental liability defense and indemnity costs at certain sites where ABI, as a result of activities conducted many years ago, is alleged to have damaged property. As a result of this settlement, ABI received $2.9 million in cash, which reduced selling, general and administrative expenses and accounted for the majority of the increase from 2005 to 2006. Expenses for legal and professional fees, selling costs, wages and benefits also increased from 2005 to 2006.

Net interest expense decreased from $2.4 million in 2005 to $2.3 million in 2006 due to slightly lower borrowings and the benefit of interest earned on the note received by AB Canada from the buyer of the former Janus real estate as part of the consideration paid by the buyer for that property.

Other income decreased from $2.2 million in 2005 to $1.1 million in 2006 as a result of income from the sale of a warehouse in 2005 for $2.3 million. The impact of the warehouse sale on the Company's net income after taxes and non-controlling interest was $887 thousand, or $0.26 per share. The Company also incurred $860 thousand in other expense in 2006 for prepayment costs in connection with refinancing a note and received $642 thousand in other income in connection with certain rubber chemicals antitrust settlements.

The effective tax rate in 2006 of 83% is due primarily to the effect of combining various segments with differing statutory rates applied to pretax losses in certain locations and pretax income in other locations. Future effective tax rates are expected to be closer to statutory rates, but could fluctuate widely depending on the actual and relative results of individual segments, as well as other factors.

Income from continuing operations was $1 thousand in 2006, compared with $4.1 million in 2005. As discussed above, the decrease was largely due to the sale of the warehouse and insurance settlement in 2005. The Company had a net loss of $18 thousand in 2006 compared with net income of $3.8 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales for the year ended December 31, 2005 were $207.3 million, an increase of $3.1 million or 1.5% from sales of $204.2 million in 2004. Tape segment sales increased 12.3% due to increased volume and selling price increases, with all product lines contributing to the increase. Canadian segment sales increased 12.7% on increased sales of flooring and industrial products coupled with the result of foreign currency translation. Jewelry segment sales declined 17.1% to the mass merchandiser channel primarily due to a product strategy change by a major customer, which resulted in lost business and additional markdowns. Lower sales to mid-tier retailers due to fewer programs also contributed to the decline.

Gross profit was 27.3% of net sales in 2005 compared to 27.8% in 2004. Gross margins in the Tape segment improved 1.4 points as a percentage of net sales due to higher selling prices and increased volume, which mitigated increases in raw material costs and other expenses. Canadian segment gross margins were level with the prior year as margin increases in flooring products were offset by lower margins on industrial sales. Margins in the jewelry business declined 2.3 points as a percentage of net sales due to the effect of markdowns and higher product costs which could not be recovered in pricing. The decline in jewelry sales, which is the highest margin segment as a percent of total sales, also contributed to the overall margin decline.

The Company includes the cost of purchasing and finished goods inspection in selling, general and administrative expenses. Some companies also record such costs in operating expenses while others record them in cost of goods sold. Consequently, the Company's gross profit margins may not be comparable to other companies. Had the Company recorded these expenses in cost of sales, the gross profit margins for the years ended December 31, 2005 and 2004 would have been 26.9% and 27.2%, respectively.

Selling, general and administrative expenses for the year ended December 31, 2005 were $50.6 million, down from $54.8 million in 2004. During 2005, ABI entered into a settlement agreement with one of its insurance carriers. The settlement resolved disputes regarding the carrier's coverage obligations for environmental liability defense and indemnity costs at certain sites where ABI, as a result of activities conducted many years ago, is alleged to have damaged property. As a result of this settlement, ABI received $2.9 million in cash, which reduced selling, general and administrative expenses and accounted for the majority of the decrease from 2004 to 2005. Also contributing to the decrease was a significant decline in professional fees in connection with the Congoleum reorganization and modification of the Company's debt agreements. Selling, general and administrative expenses increased $0.7 million, primarily due to increased freight costs and inflation on salaries and benefits, offset by expense reduction initiatives. As a percentage of sales, selling, general and administrative expenses declined from 26.8% of net sales in 2004 to 24.4% of net sales in 2005.

Net interest expense decreased from $3.0 million in 2004 to $2.4 million in 2005 due to a decrease in the leverage fee under the Company's note agreement governing its outstanding $20 million aggregate principal amount notes. Interest rates on the Company's revolving credit facility were slightly higher in 2005 compared with 2004, but average borrowings were lower.

Other income increased from $1.4 million in 2004 to $2.2 million in 2005 as a result of income from the sale of a warehouse in 2005 for $2.3 million after expenses partly offset by a $900 thousand decrease in management fees paid by Congoleum to ABI from 2004 to 2005. The impact of the warehouse sale on the Company's net income after taxes and non-controlling interest was $887 thousand, or $0.26 per share.

The effective tax rate in 2005 of 18% arises primarily from the Company's ability to recognize certain tax benefits not previously recognized, coupled with the effect of combining various segments with differing statutory rates.

Income from continuing operations was $4.1 million in 2005, compared with a loss of $538 thousand in 2004. This improvement was largely due to the sale of the warehouse and insurance settlement in 2005. Net income was $3.8 million in 2005 compared with a net loss of $1.0 million in 2004 reflecting the improved results from continuing operations.

Congoleum

	2006		2005		2004	
			(In thousands of dollars)			
Net sales	**$219,474**		$237,626		$229,493	
Cost of sales	**169,023**		183,734		167,844	
Gross profit	**50,451**	**23.0%**	53,892	22.7%	61,649	26.9%
Selling, general & administrative expenses	**41,172**	**18.8%**	43,503	18.3%	47,925	20.9%
Asbestos-related reorganization expenses	**-**		25,326		5,000	
Operating income (loss)	**9,279**		(14,937)		8,724	
Interest expense, net	**(10,872)**		(9,973)		(9,332)	
Other income, net	**1,428**		760		1,011	
(Loss) income before taxes	**(165)**		(24,150)		403	
Benefit from income taxes	**(844)**		(2,575)		(2,545)	
Net income (loss)	**$ 679**		$ (21,575)		$ 2,948	

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales for the year ended December 31, 2006 totaled $219.5 million as compared to $237.6 million for the year ended December 31, 2005, a decrease of $18.1 million or 7.6%. The decrease in sales resulted primarily from volume declines in residential sheet sales to both the remodel and builder segments primarily in the fourth quarter of 2006, and lower sales to the manufactured housing industry reflecting reduced demand versus that experienced in 2005 as a result of hurricane related business. This was partially mitigated by the impact of selling price increases instituted in late 2005 and in 2006 (4.3% of net sales).

Gross profit for the year ended December 31, 2006 totaled $50.5 million, or 23.0% of net sales compared to $53.9 million or 22.7% of net sales. The decline in gross margin dollars was due to lower volume. The increase in gross margin percent as a percent of net sales reflected the impact of selling price increases partially offset by continued increases in raw material costs which increased costs by 1.2% of net sales, a less favorable product mix which reduced gross margins by 1.2% of net sales, and the negative impact of lower production volumes over which to spread fixed manufacturing overhead costs (1.0% of net sales).

Selling, general and administrative expenses were $41.2 million for the year ended December 31, 2006 as compared to $43.5 million for the year ended December 31, 2005, a decrease of $2.3 million. As a percent of net sales, selling, general and administrative expenses were 18.8% for the year ended December 31, 2006 as compared to 18.3% for the same period in the prior year. The reduction in selling, general and administrative expenses reflected the impact of lower unit sales volume on freight, merchandising and other incentive programs ($3.0 million) offset by higher medical, pension and retiree benefits ($0.7 million).

There were no asbestos-related charges in 2006, compared to $25.3 million in 2005.

Income from operations was $9.3 million for the year ended December 31, 2006 compared to a loss of $14.9 million for the same period in the prior year, an increase of $24.2 million. This increase in operating income reflects the charges for asbestos related claims taken in 2005, coupled with reductions in operating expenses, partially offset by lower gross margins.

Interest income was $0.5 million, which was $0.1 million higher than the prior year reflecting higher interest rates. Interest expense increased from $10.4 million in 2005 to $11.4 million in 2006, primarily reflecting the interest accrued on the unpaid interest on its Senior Notes. Due to the Chapter 11 proceedings, Congoleum was precluded from making the interest payments due February 1, 2004, August 1, 2004, February 1, 2005, August 1, 2005, February 1, 2006 and August 1, 2006 on the Senior Notes.

In August 2006, an explosion caused extensive damage to components of a major production line at Congoleum's Marcus Hook facility. By implementing a seven-day operation on its other production line and purchasing base material from a competitor, Congoleum was able to meet substantially all production requirements. Congoleum's insurance carrier paid substantially all excess costs (beyond a deductible) for replacing the damaged equipment and expenses to replace production capacity. Fabrication and installation of replacement equipment was completed by December 31, 2006. The line was operational by January 2007. The cost to replace equipment and excess expenses incurred to meet production requirements totaled $10.1 million which was reimbursed to Congoleum by the insurer. Congoleum recognized a $1.3 million gain to recognize the difference between insurance proceeds for the replacement of fixed assets and their respective book value, which is reported in other income.

Congoleum recorded a tax benefit of $0.8 million on a loss before income taxes of $0.2 million in 2006, resulting in net income after tax of $0.7 million. This benefit arose from Congoleum entering into a closing agreement with the Internal Revenue Service in December 2006, with respect to tax returns for years 2000 to 2003, resulting in reversing previously established reserves for the years under audit. Congoleum recorded a tax benefit of $2.6 million on a loss before taxes of $24.2 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales for the year ended December 31, 2005 totaled $237.6 million as compared to $229.5 million for the year ended December 31, 2004, an increase of $8.1 million or 3.5%. The increase in sales resulted primarily from the impact of selling price increases instituted in late 2004 and during 2005 (7% of net sales), and higher shipments to the manufactured housing industry reflecting post-hurricane demand for both manufactured housing and RV homes. This was partially offset by a sales decrease of do-it-yourself tile reflecting the loss of a major mass merchandiser customer coupled with decreased demand for residential sheet products.

Gross profit for the year ended December 31, 2005 totaled $53.9 million, or 22.7% of net sales, compared to $61.6 million or 26.9% of net sales for the year ended December 31, 2004. The decrease in gross margins was driven by the sharp increase in raw material pricing which increased costs by 8.4% of net sales, a less favorable product mix which reduced gross margin by 2.5% of net sales, and the negative impact of lower production volumes over which to spread fixed manufacturing overhead costs (1.7% of net sales). This was partially mitigated by price increases instituted during late 2004 and 2005 (7.0% of net sales), lower warranty claims expense (0.5% of net sales) and the favorable impact of manufacturing cost reduction programs initiated (1.0% of net sales).

Selling, general and administrative expenses were $43.5 million for the year ended December 31, 2005 as compared to $47.9 million for the year ended December 31, 2004, a decrease of $4.4 million. As a percent of net sales, selling, general and administrative expenses were 18.3% and 20.9% for the years ended December 2005 and 2004, respectively. Selling, general and administrative expenses were down $4.4 million (2.9% of net sales) reflecting cost savings initiatives instituted in late 2005, including workforce reductions and related benefits ($1.0 million), and the impact of lower unit sales volume on freight and other incentive programs ($3.0 million).

Asbestos-related charges in 2005 were $25.3 million, compared to $5.0 million in 2004. Congoleum recorded a charge of $9.9 million in the fourth quarter of 2005 to increase its estimated recorded liability for resolving asbestos-related claims.

Loss from operations was $14.9 million for the year ended December 31, 2005 compared to income of $8.7 million for the same period in the prior year, a decline of $23.6 million. This decline in operating income reflects the charges for asbestos related claims taken in 2005, coupled with lower gross margins, partially offset by reductions in operating expenses.

Interest income was $0.4 million, which was $0.3 million higher than the prior year reflecting higher cash balances and interest rates. Interest expense increased from $9.4 million in 2004 to $10.4 million in 2005, primarily reflecting the interest accrued on the unpaid interest on its Senior Notes. Due to the Chapter 11 proceedings, Congoleum was precluded from making the interest payments due February 1, 2004, August 1, 2004, February 1, 2005 and August 1, 2005 on the Senior Notes.

Congoleum recorded a tax benefit of $2.6 million on a loss before income taxes of $24.2 million in 2005, and it also recorded a tax benefit of $2.5 million on income before taxes of $0.4 million in 2004. This related primarily to anticipated tax benefits associated with certain prior year expenditures for resolving asbestos-related liabilities, which Congoleum carried back but were not previously recognized.

Liquidity and Capital Resources – ABI and Non-Debtor Subsidiaries

Cash and cash equivalents, including short term investments, decreased by $2.1 million to $2.6 million at December 31, 2006 as compared to December 31, 2005. Working capital at December 31, 2006 was $29.6 million, compared with $19.9 million at December 31, 2005. This change is due primarily to the refinancing in September 2006 of certain borrowings classified as current liabilities at the end of 2005 with longer term credit arrangements. The ratio of current assets to current liabilities at December 31, 2006 was 1.62 compared to 1.33 at December 31, 2005, consistent with the increased amount of working capital at December 31, 2006.

Capital expenditures for 2006 were $1.8 million compared to $2.6 million for 2005. During the second quarter of 2006, the Company completed the sale of a building and land owned by the Company's former subsidiary, Janus Flooring, a discontinued operation, for $5.0 million Canadian dollars. The Company received net cash proceeds of $800 thousand (Canadian), which was used to reduce borrowings, and a note for $4.0 million (Canadian). Payment of the note is due upon obtaining an environmental certification on the land sold, which is expected to be completed during 2007 at an expected cost to the Company or its subsidiary of $200 thousand (Canadian) or less.

The Company has recorded provisions which it believes are adequate for environmental remediation, including provisions for testing and potential remediation of conditions at its own facilities, and non-asbestos product-related liabilities. While the Company believes its estimate of the future amount of these liabilities is reasonable, that most of such amounts will be paid over a period of one to ten years and that the Company expects to have sufficient resources to fund such amounts, the actual timing and amount of such payments may differ significantly from the Company's assumptions. Although the effect of future government regulation could have a significant effect on the Company's costs, the Company is not aware of any pending legislation or regulation relating to these matters that would have a material adverse effect on its consolidated results of operations or financial position. There can be no assurances that any such costs could be passed along to its customers.

American Biltrite Inc.'s primary source of borrowings are the revolving credit facility (the "Revolver") and the term loan ("Term Loan") it has with Bank of America, National Association ("BofA") and BofA acting through its Canada branch (the "Canadian Lender") pursuant to an amended and restated credit agreement (the "Credit Agreement"). The Credit Agreement provides American Biltrite Inc. and its subsidiary K&M with (i) a $30.0 million commitment under the Revolver with a $12.0 million borrowing sublimit (the "Canadian Revolver") for American Biltrite Inc.'s subsidiary AB Canada and (ii) a $10.0 million Term Loan. The Credit Agreement also provides for domestic and Canadian letter of credit facilities with availability of up to $5.0 million and $1.0 million, respectively, subject to availability under the Revolver and the Canadian Revolver, respectively.

In September 2006, American Biltrite Inc. entered into an amendment and restatement to the Credit Agreement with BofA and the Canadian Lender. Pursuant to the amendment and restatement, the Term Loan was added to the Credit Agreement and the amount of the Revolver was increased by $10.0 million to its current $30.0 million amount. In addition, the availability for domestic letters of credit issued under the Credit Agreement was increased from $4.0 million to $5.0 million. In connection with that amendment and restatement, American Biltrite Inc. used approximately $17.0 million of new borrowings from the proceeds of the Term Loan, which was fully drawn, and under the Revolver to fully prepay $16.0 million of aggregate outstanding principal amount of the Company's senior notes, all of which were held by The Prudential Insurance Company of America, together with approximately $1.0 million in interest and yield maintenance fees in connection with those notes and prepayment. A charge of approximately $860 thousand for early extinguishment of debt was recorded in connection with this prepayment, which is included in other expense.

The amount of borrowings available from time to time for American Biltrite Inc. and K&M under the Revolver may not exceed the lesser of (a) $30.0 million less the then outstanding amount of borrowings by AB Canada under the Canadian Revolver less any outstanding borrowings under the domestic letter of credit facility and (b) the applicable borrowing base. The formula used for determining the domestic borrowing base is based upon inventory, receivables and fixed assets of the Company and certain of its subsidiaries (not including, among others, AB Canada and Congoleum), reduced by amounts outstanding under the Term Loan.

The amount of borrowings available from time to time for AB Canada under the Canadian Revolver is limited to the lesser of (a) $12 million less any outstanding borrowings under the Canadian letter of credit facility, (b) AB Canada's borrowing base amount, which is based upon AB Canada's accounts receivable, inventory and fixed assets, and (c) $30.0 million less the amount of domestic borrowings outstanding under the Revolver on behalf of the Company and K&M. AB Canada may borrow amounts under the Canadian Revolver in United States or Canadian dollar denominations; however, solely for purposes of determining amounts outstanding and borrowing availability under the Revolver, all Canadian dollar denominated amounts will be converted into United States dollars in the manner provided in the Credit Agreement.

Interest is payable quarterly on the Term Loan and Revolver borrowings by American Biltrite Inc. and K&M under the Credit Agreement at rates which vary depending on the applicable interest rate in effect and are generally determined based upon: (a) if a LIBOR based rate is in effect, at a rate between a LIBOR based rate plus 1.0% to a LIBOR based rate plus 2.75%, depending on the Company's leverage ratio, as determined under the Credit Agreement, (b) if a fixed rate is in effect, at a rate between the fixed rate plus 1.0% to a fixed rate plus 2.75%, depending on the Company's leverage ratio, as determined under the Credit Agreement, and (c) for loans not based on a LIBOR or fixed rate, the higher of (i) BofA's applicable prime rate and (ii) 0.50% plus the federal funds rate, as determined under the Credit Agreement. Under the Credit Agreement, American Biltrite Inc. and K&M may generally determine whether interest on domestic revolving loans will be calculated based on a LIBOR based rate, and if BofA elects to make a fixed rate option available, whether interest on revolving loans will be calculated based on a fixed rate.

Interest is payable quarterly on revolving loans under the Canadian Revolver at rates which vary depending on the applicable interest rate in effect and are generally determined based upon: (a) if a LIBOR based rate is in effect, at a rate between a LIBOR based rate plus 1.0% to a LIBOR based rate plus 2.75%, depending on the Company's leverage ratio, as determined under the Credit Agreement, and (b) if a LIBOR based rate is not in effect, for outstanding revolving loans denominated in Canadian dollars, the higher of (i) 0.50% plus the applicable 30-day average bankers' acceptance rate as quoted on Reuters CDOR page and (ii) the Canadian Lender's applicable prime rate for loans made in Canadian dollars to Canadian customers, and for outstanding revolving loans denominated in United States dollars, the higher of (i) 0.50% plus the federal funds rate as calculated under the Credit Agreement and (ii) the applicable rate announced by the Canadian Lender as its reference rate for commercial loans denominated in United States dollars made to a person in Canada. Under the Credit Agreement, AB Canada may generally determine whether interest on Canadian revolving loans will be calculated based on a LIBOR based rate.

American Biltrite Inc. has entered into interest rate swap agreements that effectively fix the LIBOR rate component of the Term Loan and $6.0 million of the Revolver at 5.18% and 5.15% respectively.

The Term Loan principal is payable in 20 quarterly installments of $500 thousand beginning December 31, 2006 and ending on September 30, 2011. All indebtedness under the Credit Agreement, other than the Term Loan, is due on September 30, 2009.

The Credit Agreement contains certain covenants that the Company must satisfy. The covenants included in the Credit Agreement include certain financial tests, restrictions on the ability of the Company to incur additional indebtedness or to grant liens on its assets and restrictions on the ability of the Company to pay dividends on its capital stock. The financial tests are required to be calculated based on the Company accounting for its majority-owned subsidiary Congoleum on the equity method and include a maximum ratio of total liabilities to tangible net worth, a minimum ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA") less certain cash payments for taxes, debt service, and dividends to interest expense, a minimum level of tangible net worth, a requirement that there be no consecutive quarterly losses from continuing operations, and a maximum level of capital spending. Pursuant to the amendment and restatement to the Credit Agreement entered into on September 25, 2006, certain of the financial covenants under the Credit Agreement were amended to, among other things, (i) increase the permitted ratio of the Company's consolidated total liabilities to consolidated tangible net worth to 200%, (ii) to provide for a higher threshold for satisfying the consolidated tangible net worth test and (iii) to provide a higher permitted aggregate amount for capital expenditures in any fiscal year. The Credit Agreement also requires, for each fiscal quarter ending on and after September 30, 2006, the Company's consolidated adjusted EBITDA for the four consecutive fiscal quarters then ending to exceed 100% of the Company's consolidated fixed charges for the 12-month period ending on such date, as determined under the Credit Agreement.

Pursuant to the Credit Agreement, the Company and certain of its subsidiaries previously granted BofA and the Canadian Lender a security interest in most of the Company's and its subsidiaries' assets. The security interest granted does not include shares of capital stock Congoleum or the assets of Congoleum. In addition, pursuant to the Credit Agreement, certain of the Company's subsidiaries have agreed to guarantee the Company's obligations (excluding AB Canada's obligations) under the Credit Agreement.

In the past, the Company has had to amend its debt agreements in order to avoid being in default of those agreements as a result of failing to satisfy certain financial covenants contained in those agreements. While the Company does not anticipate that it will need to amend its current debt agreements to avoid being in default at some future date, there can be no assurances in that regard, and any required amendments, if obtained, could result in significant cost to the Company.

Under the terms of the Congoleum's Eleventh Plan, ABI would have contributed $250 thousand in cash to the Plan Trust on the effective date of the plan. In addition, ABI would have agreed to forego certain rights it has to receive indemnification payments from Congoleum for asbestos claims pursuant to a joint venture agreement that ABI and Congoleum are party to. ABI would also have received certain relief as may be afforded under Section 524(g)(4) of the Bankruptcy Code from asbestos personal injury claims that derive from claims made against Congoleum, which claims were expected to have been channeled to the Plan Trust. However, the Eleventh Plan did not provide that any other asbestos claims that may be asserted against ABI would be channeled to the Plan Trust. The Bankruptcy Court has ruled that Congoleum's Eleventh Plan is not confirmable as a matter of law and that ABI's contribution of $250 thousand is not sufficient to entitle it to relief under Section 524(g)(4) of the Bankruptcy Code. It is not yet known what terms will be negotiated in any future amended plan of reorganization for Congoleum, what contribution might be sought from ABI under the terms of such plan, what benefits ABI might receive, and what action ABI might take in response to any proposed terms.

It is also not known how any future amended plan of reorganization for Congoleum will treat the interests of creditors and shareholders of Congoleum, including ABI. Under the terms of the Eleventh Plan, ABI's equity interest in Congoleum would have been significantly reduced, and any future amended plan could further reduce or wholly eliminate ABI's Congoleum equity interests. While the Company does not believe the loss of the value of its equity interest in Congoleum would have a direct material adverse effect on ABI's liquidity, it could have a material adverse impact on Congoleum's business, operations and financial condition, and directly or indirectly, a material adverse impact on the business relationships between ABI and Congoleum, which in turn could have a material adverse impact on ABI's business, operations and financial condition.

The Company has not declared a dividend subsequent to the third quarter of 2003. Future dividends, if any, will be determined by the Company's Board of Directors based upon the financial performance and capital requirements of the Company, among other considerations. Under the Credit Agreement, aggregate dividend payments (since June 30, 2003) are generally limited to 50% of cumulative consolidated net income (computed treating Congoleum under the equity method of accounting), as determined under the Credit Agreement, earned from June 30, 2003.

The following table summarizes the Company's obligations at December 31, 2006 for future principal payments and related interest on its long-term debt, future minimum rental payments on its non-cancelable operating leases, future estimated contributions to pension plans, and future minimum royalty and advertising payments for licensed brand names on K&M products.

Payments due by Period
(In thousands)

	Total	2007	2008	2009	2010	2011	2012 and Thereafter
Long-term debt	$11,395	$2,424	$2,352	$2,089	$2,093	$1,597	$ 840
Interest [1]	2,260	769	589	421	257	94	130
Operating leases	5,803	1,985	1,656	1,153	500	197	312
Pension plan funding [2]	4,525	725	300	600	825	725	1,350
Royalty & advertising commitments	5,202	1,687	1,775	1,740	-	-	-
	$29,185	$7,590	$6,672	$6,003	$3,675	$2,613	$2,632

(1) For debt with variable interest rates, future interest payments are based on rates and spreads as of December 31, 2006.

(2) The projected pension plans funding was actuarially determined using the following assumptions: i) the funding provisions of the Pension Protection Act of 2006 becomes effective in 2008, ii) assets and liabilities were projected using generally accepted actuarial methods, and there are no gains or losses for 2007 and later, iii) the discount rates used to value the liabilities is the same as that used to value IRS Current Liability and is assumed to remain unchanged after 2007. The total for "2012 and Thereafter" includes projected contributions for the years 2012 through 2014. Contributions can be assumed to increase with inflation after 2014.

Liquidity and Capital Resources – Congoleum

The Consolidated Financial Statements of Congoleum have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the consolidated financial statements do not include any adjustments that might be necessary should Congoleum be unable to continue as a going concern. As described more fully in the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K, there is substantial doubt about Congoleum's ability to continue as a going concern unless it obtains relief from its substantial asbestos liabilities through a successful reorganization under Chapter 11 of the Bankruptcy Code.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under the Bankruptcy Code. See Notes 1 and 9 of the Notes to the Consolidated Financial Statements set forth in Item 8 of his Annual Report on Form 10-K for a discussion on Congoleum's bankruptcy proceedings. These matters continue to have a material adverse impact on liquidity and capital resources. During 2006, Congoleum paid $18.7 million in fees and expenses (net of recoveries) related to implementation of its planned reorganization under Chapter 11 and litigation with certain insurance companies. Furthermore, at December 31, 2006 Congoleum had incurred but not paid approximately $9 million in additional fees and expenses for services rendered through that date.

Under plans prior to the Tenth Plan, Congoleum's assignment of insurance recoveries to the Plan Trust was net of costs incurred by Congoleum in connection with insurance coverage litigation, and Congoleum was entitled to withhold from recoveries, or seek reimbursement from the Plan Trust, for coverage litigation costs incurred after January 1, 2003 and for $1.3 million in claims processing fees paid in connection with claims settled under the Claimant Agreement. A receivable was recorded for these costs as they were paid. Under the Eleventh Plan, Congoleum would have been entitled to reimbursement of only the $1.3 million in claims processing fees and would not have collected the balance of these receivables ($21.8 million at December 31, 2006). The write-off, as well as forgiveness of indebtedness income pursuant to any future plan and any other applicable charges or credits is expected to be recorded at a future date, the net effect of which cannot be determined. Congoleum is unable to predict whether it will be reimbursed for claims processing fees and coverage litigation costs to the extent not already reimbursed. Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur in connection with obtaining confirmation of a plan of reorganization.

Due to the Chapter 11 proceedings, Congoleum has been precluded from making interest payments on its outstanding Senior Notes since January 1, 2004. The amount of accrued interest that is due but has not been paid on the Senior Notes at December 31, 2006 is approximately $33.2 million, including interest on the unpaid interest due, of which $3.6 million was owed at the time of the Chapter 11 filing.

In March 2004, the Bankruptcy Court approved the retention of Gilbert, Heintz & Randolph LLP ("GHR") as special insurance counsel to Congoleum. An insurance company appealed the retention order. In October 2005, the Court of Appeals for the Third Circuit issued an opinion disqualifying GHR from serving as counsel to Congoleum. In February 2006, the Bankruptcy Court ordered GHR to disgorge all fees and certain expenses it was paid by Congoleum. The amount of the disgorgement is approximately $9.6 million. In October 2006, Congoleum and GHR entered into a settlement agreement (the "GHR Settlement") under which GHR would pay Congoleum approximately $9.2 million in full satisfaction of the disgorgement order. The payment would be made secured by assets of GHR and would be made over time according to a formula based on GHR's earnings. Congoleum has filed a motion seeking Bankruptcy Court approval of the GHR Settlement which is pending. Treatment of funds received pursuant to the GHR Settlement under a future amended plan of reorganization may differ from the treatment accorded by any prior plans.

Unrestricted cash and cash equivalents, including short-term investments at December 31, 2006, were $18.6 million, a decrease of $5.9 million from December 31, 2005. Under the terms of its revolving credit agreement, payments on Congoleum's accounts receivable are deposited in an account assigned by Congoleum to its lender and the funds in that account are used by the lender to pay down any loan balance. Funds deposited in this account but not yet applied to the loan balance, which amounted to $3.6 million and $2.7 million at December 31, 2006 and December 31, 2005, respectively, are recorded as restricted cash. Additionally, $6.1 million remaining from a $14.5 million settlement received in August 2004 from an insurance carrier, which is subject to the lien of the Collateral Trust, is included as restricted cash at December 31, 2006. Congoleum expects to contribute these funds, less any amounts withheld pursuant to reimbursement arrangements, to the Plan Trust. Working capital was $11.5 million at December 31, 2006, up from $11.3 million one year earlier. The ratio of current assets to current liabilities at December 31, 2006 was 1.1 to 1.0, the same ratio at December 31, 2005. Net cash used by operations during the year ended December 31, 2006 was $8.2 million, as compared to net cash provided by operations of $1.6 million in 2005.

Capital expenditures in 2006 totaled $4.6 million, which includes $1.6 million reimbursed by Congoleum's property insurer for replacement of a damaged production line. Congoleum is currently planning capital expenditures of approximately $5 million in 2007 and between $5 million and $7 million in 2008, primarily for maintenance and improvement of plants and equipment, which it expects to fund with cash from operations and credit facilities.

In January 2004, the Bankruptcy Court authorized entry of a final order approving Congoleum's debtor-in-possession financing, which replaced its pre-petition credit facility on substantially similar terms. The debtor-in-possession financing agreement (as amended and approved by the Bankruptcy Court to date) provides a revolving credit facility expiring on (i) the earlier of June 30, 2007 and (ii) the date the plan of reorganization in Congoleum's bankruptcy cases as confirmed by the Bankruptcy Court becomes effective. Total borrowing under the facility may not exceed $30 million. Interest is based on 0.25% above the prime rate. This financing agreement contains certain covenants, which include the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"). It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. The covenants and conditions under this financing agreement must be met in order for Congoleum to borrow from the facility. Congoleum was in compliance with these covenants at December 31, 2006. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 2006, based on the level of receivables and inventory, $18.4 million was available under the facility, of which $5.1 million was utilized for outstanding letters of credit and $12.7 million was utilized by the revolving loan. Congoleum anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof), together with cash from operations, will provide it with sufficient liquidity to operate during 2007 while under Chapter 11 protection. There can be no assurances that Congoleum will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility (as extended) will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. For a plan of reorganization to be confirmed, Congoleum will need to obtain and demonstrate the sufficiency of exit financing. Congoleum cannot presently determine the terms of such financing, nor can there be any assurances of its success obtaining it.

In addition to the provision for asbestos litigation discussed previously, Congoleum has also recorded what it believes are adequate provisions for environmental remediation and product-related liabilities (other than asbestos-related claims), including provisions for testing for potential remediation of conditions at its own facilities. Congoleum is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against Congoleum. Among these claims, Congoleum is a named party in several actions associated with waste disposal sites (more fully discussed in Note 8 to the Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of Congoleum's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of Congoleum's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. Congoleum has recorded provisions in its financial statements for the estimated probable loss associated with all known general and environmental contingencies. While Congoleum believes its estimate of the future amount of these liabilities is reasonable, and that they will be paid over a period of five to ten years, the timing and amount of such payments may differ significantly from Congoleum's assumptions. Although the effect of future government regulation could have a significant effect on Congoleum's costs, Congoleum is not aware of any pending legislation which would reasonably have such an effect. There can be no assurances that the costs of any future government regulations could be passed along to its customers. Estimated insurance recoveries related to these liabilities are reflected in other non-current assets.

The outcome of these environmental matters could result in significant expenses incurred by or judgments assessed against Congoleum.

Congoleum's principal sources of capital are net cash provided by operating activities and borrowings under its financing agreement. Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur in connection with obtaining confirmation of its plan of reorganization. Congoleum believes that its existing cash (including restricted cash), cash generated from operations, and debtor-in-possession credit arrangements should be sufficient to provide adequate working capital for operations during 2007. Congoleum's ability to emerge from Chapter 11 will depend on obtaining sufficient exit financing to settle administrative expenses of the reorganization and any other related obligations, and to provide adequate future liquidity.

The following table summarizes Congoleum's contractual obligations, for future minimum rental payments on its non-cancelable operating leases and future minimum pension plans and other post-employment benefits ("OPEB") funding. The timing and amount of any future payments of principal and interest on long term debt, and any contributions to any Plan Trust, will depend on the terms of any future amended plan of reorganization, so these payments are not shown in the following table.

Payments due by Period

(In thousands)

	Total	2007	2008	2009	2010	2011	2012 and Thereafter
Operating leases	$ 9,301	$ 2,710	$ 2,465	$ 2,287	$ 1,839	$ -	$ -
Pension plans funding[1]	22,180	6,700	3,900	3,225	3,025	2,625	2,705
OPEB funding[2]	7,831	517	606	661	719	794	4,534
	$39,312	$ 9,927	$ 6,971	$ 6,173	$ 5,583	$ 3,419	$7,239

(1) The projected pension plans funding was actuarially determined using the following assumptions: i) the funding provisions of the Pension Protection Act of 2006 becomes effective in 2008, ii) assets and liabilities were projected using generally accepted actuarial methods and there are no gains or losses for 2007 and later, and iii) the discount rate used to value the liabilities is the same as that used to value IRS Current Liability and is assumed to remain unchanged after 2007. The total for "2012 and Thereafter" include projected contributions for the years 2012 through 2014 for one of Congoleum's pension plans and through 2017 for two of Congoleum's pension plans. Contributions can be assumed to increase with inflation after 2014 and 2017, respectively.

(2) Congoleum's other post employment benefit plan is an unfunded plan. Funding requirements each year are assumed to approximate the expenses for each year (see Note 7 of Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.)

Contingencies

ABI has recorded what it believes are adequate provisions for environmental remediation and product-related liabilities, including provisions for testing for potential remediation of conditions at its own facilities. While ABI believes its estimate of the future amount of these liabilities is reasonable and that they will be paid for the most part over a period of one to ten years, the timing and amount of such payments may differ significantly from ABI's assumptions. Although the effect of future government regulation could have a significant effect on ABI's costs, ABI is not aware of any pending legislation which could significantly affect the liabilities ABI has established for these matters. There can be no assurances that the costs of any future government regulations could be passed along by ABI to its customers.

Certain legal and administrative claims are pending or have been asserted against ABI. Among these claims, ABI is a named party in several actions associated with waste disposal sites and asbestos-related claims. These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites. The exact amount of such future costs to ABI is indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of ABI's liability in proportion to other potentially responsible parties and the extent to which costs may be recoverable from insurance. ABI has recorded provisions in its consolidated financial statements for the estimated probable loss associated with all known environmental and asbestos-related contingencies. The contingencies also include claims for personal injury and/or property damage. (See Notes 1, 8 and 9 of Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.)

Application of Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results and conditions may differ from these estimates and assumptions.

Critical accounting policies are defined as those that entail significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. The Company believes that its most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are those described below. For a discussion on the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

Asbestos Liabilities – As discussed previously, the Company is party to a significant number of lawsuits stemming from their previous manufacture of asbestos-containing products. ABI has recorded in its consolidated balance sheet a liability and corresponding insurance receivable based on its estimates of the future costs and related insurance recoveries to settle asbestos litigation and pay for related legal and loss handling costs. These estimates are based on a number of subjective assumptions, including the anticipated costs to settle claims, the claims dismissal rate, the cost to litigate claims, the number of claims expected to be received, and the applicability and allocation of insurance coverage to these costs. Additionally, due to the numerous uncertainties related to future asbestos litigation trends and costs, the Company does not believe reasonable estimates can be developed for claim developments beyond a six year horizon. Accordingly, the Company's estimated liability is based on claims currently filed as well as claims anticipated to be filed over the next six years. A change in assumptions could have a material effect on the Company's estimated liability. For example, it is estimated that a 1% decrease in the Company's dismissal rate would result in a 26% increase in liability assuming all other variables remained constant.

Due to the highly subjective nature of these assumptions, the Company has estimated a wide range of potential future costs and insurance recoveries and, because management believes that no amount within the range is more likely than any other, has recorded a liability and insurance receivable based on the low end of the range in accordance with accounting principles generally accepted in the United States. As such, the selection of a different amount within the range could have a material effect on the Company's consolidated financial statements, as could future developments, which may differ from those assumed in developing the Company's estimates. The same factors that affect developing forecasts of potential indemnity costs for asbestos-related liabilities also affect estimates of the total amount of insurance that is probable of recovery, as do a number of additional factors. These additional factors include the financial viability of some of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, how legal and other loss handling costs will be covered by the insurance policies, and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. The Company analyzes these estimates on an annual basis and reassesses the assumptions used as additional information becomes available over the course of time.

Congoleum is a party to a significant number of lawsuits stemming from its manufacture of asbestos-containing products. During 2006, Congoleum paid $18.7 million in fees and expenses (net of recoveries) related to its reorganization case under Chapter 11 of the Bankruptcy Code and litigation with certain insurance companies. Pursuant to terms of the Eighth Plan and related documents, Congoleum was entitled to reimbursement for certain expenses it incurs for claims processing costs and expenses in connection with pursuit of insurance coverage. At December 31, 2006, Congoleum had $21.8 million recorded as a receivable for such reimbursements. Under the Eleventh Plan, Congoleum would be entitled to reimbursement of only the $1.3 million in claims processing costs and would not collect the balance of these receivables ($20.5 million at December 31, 2006). Disposition of these balances, including their write-off or any other applicable charges or credits pursuant to any new amended plan of reorganization are expected to be recorded at a future date, the net effect of which cannot be determined at this time. There can be no assurances that any reimbursements will be received. Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur or be required to make in connection with obtaining confirmation of a plan of reorganization.

Congoleum expects that insurance will provide the substantial majority of the recovery available to claimants, due to the amount of insurance coverage it purchased and the comparatively limited resources and value of Congoleum itself. Congoleum does not have the necessary financial resources to litigate and/or settle asbestos claims in the ordinary course of business.

In light of its bankruptcy filing, Congoleum believes the most meaningful measure of its probable loss due to asbestos litigation is the amount it will have to contribute to the Plan Trust plus the costs to effect the reorganization. Congoleum is not yet able to determine the additional costs that may be required to affect a new amended plan and actual amounts that will be contributed to the Plan Trust and costs for pursuing and implementing any plan of reorganization could be materially higher than recorded amounts and previous estimates.

Congoleum will update its estimates, if appropriate, as additional information becomes available during the reorganization process, which could result in potentially material adjustments to Congoleum's earnings in future periods.

Consolidation of Congoleum – The Company's subsidiary Congoleum filed for bankruptcy protection on December 31, 2003. The accompanying consolidated financial statements include the results for Congoleum for all periods presented. ABI continues to own a majority of the voting stock of Congoleum. The Company expects to continue to control Congoleum while it is in bankruptcy. Accordingly, the Company has elected to continue to consolidate the financial statements of Congoleum in its consolidated results because it believes that is the appropriate presentation given its current control of Congoleum. However, the accompanying financial statements also present the details of consolidation to separately show the financial condition, operating results and cash flows of ABI (including its non-debtor subsidiaries) and Congoleum, which may be more meaningful for certain analyses. ABI's reported consolidated financial condition, operating results and cash flows consolidated results would be materially different if they did not include Congoleum. The Company anticipates its equity interest in Congoleum will be substantially reduced at a minimum in connection with effectiveness of any future Congoleum plan of reorganization, at which time it may no longer be appropriate to include Congoleum in the Company's consolidated financial statements.

Environmental Contingencies – As discussed previously, the Company has incurred liabilities related to environmental remediation costs at both third party sites and Company owned sites. The Company accrues for its estimate of future remediation activities when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including the extent of clean-up activities to be performed, the methods employed in the clean-up activities, the Company's relative share in costs at sites where other parties are involved, existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. For sites with multiple potentially responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. When future liabilities are determined to be reimbursable by insurance coverage or payment from third parties, an accrual is recorded for the potential liability and a receivable is recorded related to the expected recovery. A receivable reserve is recorded when recoveries are disputed or are not highly probable. These estimates are based on certain assumptions such as the Company's relative share in costs at sites where other parties are involved, and the ultimate insurance coverage available. These projects tend to be long-term in nature, and assumptions are subject to refinement as facts change. As such, it is possible that the Company may need to revise its recorded liabilities and receivables for environmental costs in future periods resulting in potentially material adjustments to the Company's earnings in future periods. The Company closely monitors existing and potential environmental matters to minimize costs.

Valuation of Deferred Tax Assets – The Company provides for valuation reserves against its deferred tax assets in accordance with the requirements of SFAS 109. In evaluating the recovery of deferred tax assets, the Company makes certain assumptions as to the future reversal of existing taxable temporary differences, taxable income in prior carryback years, the feasibility of tax planning strategies, and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates. It is possible that the facts underlying these assumptions may not materialize as anticipated in future periods, which may require the Company to record additional deferred tax valuation allowances, or to reduce previously recorded valuation allowances.

Pension and Other Postretirement Benefits – The Company sponsors several noncontributory defined benefit pension plans covering most of the Company's employees. The Company also maintains health and life insurance programs for retirees. Benefits under the plans are based on years of service and employee compensation. The costs and obligations associated with these plans are dependent upon various actuarial assumptions used in calculating such amounts. These assumptions include the long-term rate of return on plan assets, discount rates and other factors. These assumptions are evaluated and updated annually by management in consultation with outside actuaries and investment advisors. Other assumptions used include employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increases.

To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. In 2006, the Company assumed that the expected long-term rate of return on plan assets will be 7.0% - 7.5%. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past actuarial gains or losses affects the calculated value of plan assets and, ultimately, future pension expense.

At the end of each year, the Company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is used to determine expected future benefit payments as a present value on the measurement date, reflecting the current rate at which the pension liabilities could be effectively settled. In estimating this rate, the Company looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2006, the Company determined this rate to be 6.0%.

Allowance for Doubtful Accounts – The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously noted. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of the Company's customer base. The risk associated with this estimate is that the Company would not become aware of potential collectibility issues related to specific accounts and thereby become exposed to potential unreserved losses. Historically, the Company's estimates and assumptions around the allowance have been reasonably accurate and the Company has processes and controls in place to closely monitor customers and potential credit issues.

Inventory Allowances – The Company maintains obsolescence and slow-moving allowances for inventory. Products and materials that are specifically identified as obsolete are fully reserved. The remainder of the allowance is based on management's estimates and fluctuates with market conditions, design cycles and other economic factors. Risks associated with this allowance include unforeseen changes in business cycles that could affect the marketability of certain products and an unforecasted decline in current production. Management closely monitors the market place and related inventory levels and has historically maintained reasonably accurate allowance levels. In addition, the Company values certain inventories using the last-in, first-out ("LIFO") method. Accordingly, a LIFO valuation reserve is maintained to properly value these inventories.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in prevailing market interest rates affecting the return on its investments. The Company invests primarily in highly liquid debt instruments with strong credit ratings and short-term (less than one year) maturities. The carrying amount of these investments approximates fair value due to the short-term maturities. If market interest rates were to increase by 10% from levels at December 31, 2006, the fair value of our investments would decline by an immaterial amount. In addition, substantially all of the Company's outstanding long-term debt as of December 31, 2006 consisted of indebtedness with a fixed rate of interest, which is not subject to change based upon changes in prevailing market interest rates, or the rate of interest on long-term debt has been fixed through interest rate swap agreements. During 2006, in connection with its debt refinancing, the Company entered into two interest rate swap agreements to manage the Company's exposure to fluctuations in interest rates on its term loan and portions of its revolver borrowings. These derivative instruments are recorded at fair value on the consolidated balance sheet.

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the United States, Canada, Belgium and Singapore and sells those products in those markets as well as countries of Europe and Asia. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar and Canadian dollar and the U.S. dollar and the Euro. When the U.S. dollar strengthens against the Canadian dollar or Euro, the U.S. dollar value of foreign currency sales decreases. When the U.S. dollar weakens, the U.S. dollar value of the foreign currency amount of sales increases.

Under their current policies, other than the interest rate swap agreements, neither the Company nor Congoleum use derivative financial instruments, derivative commodity instruments or other financial instruments to manage their exposure to changes in foreign currency exchange rates, commodity prices or equity prices and does not hold any instruments for trading purposes.

American Biltrite Inc. and Subsidiaries

Consolidated Balance Sheets with Consolidating Details – Assets

(In thousands of dollars)

	December 31	
	2006	**2005**
Assets		
Current assets:		
Cash and cash equivalents	**$ 21,180**	$ 29,184
Restricted cash	**9,656**	11,644
Accounts and notes receivable, less allowances for doubtful accounts and discounts of $3,070 in 2006 and $2,820 in 2005	**40,791**	41,742
Inventories	**80,471**	77,127
Assets of discontinued operation	**–**	3,142
Deferred income taxes	**1,818**	1,301
Prepaid expenses & other current assets	**28,406**	24,062
Total current assets	**182,322**	188,202
Property, plant & equipment, net	**106,380**	115,336
Other assets:		
Insurance for asbestos-related liabilities	**9,320**	8,950
Goodwill, net	**11,475**	11,726
Other assets	**22,175**	15,895
	46,970	36,571
Total assets	**$331,672**	$340,109

See accompanying notes.

Eliminations		Congoleum		American Biltrite	
2006	2005	2006	2005	2006	2005
		$ 18,591	$ 24,511	$ 2,589	$ 4,673
		9,656	11,644		
$(226)	$(455)	17,598	17,092	23,419	25,105
(143)	(166)	34,220	34,607	46,394	42,686
				–	3,142
				1,818	1,301
		25,610	20,139	2,796	3,923
(369)	(621)	105,675	107,993	77,016	80,830
		67,757	73,207	38,623	42,129
				9,320	8,950
				11,475	11,726
(135)	(147)	10,770	9,412	11,540	6,630
(135)	(147)	10,770	9,412	32,335	27,306
$(504)	$(768)	$184,202	$190,612	$147,974	$150,265

American Biltrite Inc. and Subsidiaries

Consolidated Balance Sheets with Consolidating Details – Liabilities and Stockholders' Equity

(In thousands of dollars, except per share amounts)

	December 31	
	2006	**2005**
Liabilities		
Current liabilities:		
Accounts payable	**$ 21,769**	$ 22,144
Accrued expenses	**37,411**	42,976
Asbestos-related liabilities	**13,950**	28,369
Liabilities of discontinued operation	**–**	200
Notes payable	**31,284**	19,062
Current portion of long-term debt	**2,424**	20,451
Liabilities subject to compromise	**34,602**	23,990
Total current liabilities	**141,440**	157,192
Long-term debt, less current portion	**8,971**	1,963
Asbestos-related liabilities	**10,300**	9,500
Other liabilities	**15,441**	12,890
Noncontrolling interests	**1,087**	1,365
Liabilities subject to compromise	**136,398**	138,714
Total liabilities	**313,637**	321,624
Stockholders' equity		
Common stock, par value $.01, authorized 15,000,000 shares, issued 4,607,902 shares	**46**	46
Additional paid-in capital	**19,591**	19,570
Retained earnings	**32,821**	31,913
Accumulated other comprehensive loss	**(19,291)**	(17,912)
Less cost of 1,166,351 shares of common stock in treasury	**(15,132)**	(15,132)
Total stockholders' equity	**18,035**	18,485
Total liabilities and stockholders' equity	**$331,672**	$340,109

See accompanying notes.

Eliminations		Congoleum		American Biltrite	
2006	2005	2006	2005	2006	2005
$ (226)	$ (455)	$ 10,654	$ 12,245	$ 11,341	$ 10,354
		22,301	22,703	15,110	20,273
		13,950	28,369		
				–	200
		12,715	9,404	18,569	9,658
				2,424	20,451
		34,602	23,990		
(226)	(455)	94,222	96,711	47,444	60,936
				8,971	1,963
				10,300	9,500
				15,441	12,890
				1,087	1,365
(135)	(147)	136,533	138,861		
(361)	(602)	230,755	235,572	83,243	86,654
(93)	(93)	93	93	46	46
(49,349)	(49,126)	49,349	49,126	19,591	19,570
35,376	35,129	(64,726)	(65,405)	62,171	62,189
6,110	6,111	(23,456)	(20,961)	(1,945)	(3,062)
7,813	7,813	(7,813)	(7,813)	(15,132)	(15,132)
(143)	(166)	(46,553)	(44,960)	64,731	63,611
$ (504)	$ (768)	$184,202	$190,612	$147,974	$150,265

American Biltrite Inc. and Subsidiaries

Consolidated Statements of Operations with Consolidating Details

(In thousands of dollars, except per share amounts)

	Years Ended December 31		
	2006	**2005**	**2004**
Net sales	**$435,537**	$445,172	$433,869
Cost of products sold	**327,585**	334,324	315,270
Selling, general & administrative expenses	**96,687**	94,122	101,790
Asbestos-related reorganization charges	**-**	25,326	5,000
Income (loss) from operations	**11,265**	(8,600)	11,809
Other income (expense)			
Interest income	**869**	639	128
Interest expense	**(14,065)**	(13,028)	(12,465)
Other income	**2,073**	2,695	1,336
	(11,123)	(9,694)	(11,001)
Income (loss) before taxes and other items	**142**	(18,294)	808
Benefit from income taxes	**(609)**	(1,534)	(1,681)
Noncontrolling interests	**(47)**	(636)	(107)
Net income (loss) from continuing operations	**704**	(17,396)	2,382
Discontinued operation	**(19)**	(237)	(429)
Net income (loss)	**$ 685**	$(17,633)	$ 1,953

		Basic	
	2006	**2005**	**2004**
Net income (loss) per common share from continuing operations	**$ 0.20**	$ (5.05)	$ 0.69
Discontinued operation	**-**	(0.07)	(0.12)
Net income (loss) per common share	**$ 0.20**	$ (5.12)	$ 0.57
Weighted average number of common and equivalent shares outstanding	**3,442**	3,442	3,442

See accompanying notes.

Eliminations			Congoleum			American Biltrite		
2006	**2005**	**2004**	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
$ –	$ 290	$ 157	**$219,474**	$237,626	$229,493	**$216,063**	$207,256	$204,219
(447)	(115)	(30)	**169,023**	183,734	167,844	**159,009**	150,705	147,456
–	–	(900)	**41,172**	43,503	47,925	**55,515**	50,619	54,765
			–	25,326	5,000			
447	405	1,087	**9279**	(14,937)	8,724	**1,539**	5,932	1,998
			515	438	114	**354**	201	14
			(11,387)	(10,411)	(9,446)	**(2,678)**	(2,617)	(3,019)
(423)	(303)	(1,115)	**1,428**	760	1,011	**1,068**	2,238	1,440
(423)	(303)	(1,115)	**(9,444)**	(9,213)	(8,321)	**(1,256)**	(178)	(1,565)
24	102	(28)	**(165)**	(24,150)	403	**283**	5,754	433
			(844)	(2,575)	(2,545)	**235**	1,041	864
						(47)	(636)	(107)
24	102	(28)	**679**	(21,575)	2,948	**1**	4,077	(538)
						(19)	(237)	(429)
$ 24	$ 102	$ (28)	**$ 679**	$(21,575)	$ 2,948	**$ (18)**	$ 3,840	$ (967)

Diluted		
2006	**2005**	**2004**
$0.20	**$ (5.05)**	$ 0.66
-	**(0.07)**	(0.12)
$0.20	**$ (5.12)**	$ 0.54
3,457	**3,442**	3,458

American Biltrite Inc. and Subsidiaries

Consolidated Statements of Cash Flows with Consolidating Details – Operating Activities

(In thousands of dollars)

	Years Ended December 31		
	2006	**2005**	**2004**
Operating activities			
Net income (loss)	**$ 685**	$(17,633)	$ 1,953
Net loss from discontinued operation	**19**	237	429
Net income (loss) from continuing operations	**704**	(17,396)	2,382
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:			
Depreciation and amortization	**16,245**	16,468	17,539
Provision for doubtful accounts and discounts	**3,627**	2,922	2,631
Deferred income taxes	**(2,856)**	(588)	457
Asbestos-related charge	**–**	25,326	5,000
Gain on sale of property	**–**	(2,303)	–
Gain on replacement of property	**(1,266)**	–	–
Charge for early extinguishment of debt	**860**	–	–
Stock compensation charge	**244**	–	–
Change in operating assets and liabilities:			
Accounts and notes receivable	**(2,617)**	(1,091)	(11,146)
Inventories	**(3,038)**	(599)	6,620
Prepaid expenses & other current assets	**843**	(5,368)	4,733
Accounts payable and accrued expenses	**1,727**	8,793	25,528
Asbestos-related liabilities	**(22,373)**	(27,220)	(10,754)
Asbestos-related reimbursement from insurance settlement	**3,684**	6,091	–
Noncontrolling interests	**(278)**	742	107
Other	**(1,156)**	(2,299)	(3,046)
Net cash (used) provided by operating activities of continuing operations	**(5,650)**	3,478	40,051
Net cash used by operating activities of discontinued operations	**(180)**	(289)	(1,002)
Net cash (used) provided by operating activities	**$ (5,830)**	$ 3,189	$ 39,049

See accompanying notes.

Eliminations			Congoleum			American Biltrite		
2006	2005	2004	2006	2005	2004	2006	2005	2004
$ 24	$ 102	$ (28)	$ 679	$(21,575)	$ 2,948	$ (18)	$ 3,840	$ (967)
						19	237	429
24	102	(28)	679	(21,575)	2,948	1	4,077	(538)
			10,478	11,002	11,428	5,767	5,466	6,111
						3,627	2,922	2,631
						(2,856)	(588)	457
			–	25,326	5,000			
						–	(2,303)	–
			(1,266)	–	–			
						860	–	–
			223	–	–	21	–	–
(376)	(434)	(756)	(506)	529	(4,061)	(1,735)	(1,186)	(6,329)
(24)	(102)	28	387	5,016	5,372	(3,401)	(5,513)	1,220
			(347)	(3,160)	2,340	1,190	(2,208)	2,393
376	434	756	5,662	7,866	21,894	(4,311)	493	2,878
			(22,373)	(27,220)	(10,754)			
			3,684	6,091	–			
						(278)	742	107
			(4,784)	(2,315)	(3,102)	3,628	16	56
–	–	–	(8,163)	1,560	31,065	2,513	1,918	8,986
						(180)	(289)	(1,002)
$ –	$ –	$ –	$ (8,163)	$ 1,560	$ 31,065	$ 2,333	$ 1,629	$ 7,984

American Biltrite Inc. and Subsidiaries

Consolidated Statements of Cash Flows with Consolidating Details – Investing & Financing Activities

(In thousands of dollars)

	Years Ended December 31		
	2006	**2005**	**2004**
Investing activities			
Investments in property, plant and equipment	**$ (6,417)**	$ (6,885)	$ (5,855)
Insurance proceeds for oven line replacement	**1,586**	–	–
Proceeds from sale of property	–	2,327	30
Acquisition	–	(1,400)	–
Net cash used by investing activities of continuing operations	**(4,831)**	(5,958)	(5,825)
Net cash provided by investing activities of discontinued operations	**680**	–	–
Net cash used by investing activities	**(4,151)**	(5,958)	(5,825)
Financing activities			
Net short-term borrowings (payments)	**22,163**	1,742	(1,675)
Payments on long-term debt	**(20,777)**	(2,748)	(941)
Net change in restricted cash	**1,988**	(2,408)	605
Exercise of subsidiary stock options	–	20	1
Payment for early extinguishment of debt	**(860)**		
Net cash provided (used) by financing activities of continuing operations	**2,514**	(3,394)	(2,010)
Net cash provided (used) by financing activities of discontinued operations	–	–	–
Net cash provided (used) by financing activities	**2,514**	(3,394)	(2,010)
Effect of foreign exchange rate changes on cash	**(537)**	656	(482)
Net (decrease) increase in cash	**(8,004)**	(5,507)	30,732
Cash and cash equivalents at beginning of year	**29,184**	34,691	3,959
Cash and cash equivalents at end of year	**$ 21,180**	$29,184	$34,691

See accompanying notes.

Eliminations			Congoleum			American Biltrite		
2006	**2005**	**2004**	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
			$ (4,642)	$ (4,274)	$ (3,428)	**$ (1,775)**	$(2,611)	$(2,427)
			1,586	–	–			
			–	–	30	–	2,327	–
						–	(1,400)	–
			(3,056)	(4,274)	(3,398)	**(1,775)**	(1,684)	(2,427)
						680	–	–
			(3,056)	(4,274)	(3,398)	**(1,095)**	(1,684)	(2,427)
			3,311	(97)	(732)	**18,852**	1,839	(943)
						(20,777)	(2,748)	(941)
			1,988	(2,408)	605			
			–	20	1			
						(860)	–	–
			5,299	(2,485)	(126)	**(2,785)**	(909)	(1,884)
						–	–	–
			5,299	(2,485)	(126)	**(2,785)**	(909)	(1,884)
						(537)	656	(482)
			(5,920)	(5,199)	27,541	**(2,084)**	(308)	3,191
			24,511	29,710	2,169	**4,673**	4,981	1,790
			$18,591	$24,511	$29,710	**$ 2,589**	$ 4,673	$ 4,981

American Biltrite Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(In thousands of dollars, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2003	$46	$19,548	$ 47,573	$(19,056)	$(15,132)	$ 32,979
Comprehensive income						
Net income for 2004			1,953			1,953
Foreign currency translation adjustments				1,301		1,301
Minimum pension liability adjustment				1,839		1,839
Total comprehensive income						5,093
Balance at December 31, 2004	46	19,548	49,526	(15,916)	(15,132)	38,072
Comprehensive loss						
Net loss for 2005			(17,633)			(17,633)
Foreign currency translation adjustments				420		420
Minimum pension liability adjustment				(2,416)		(2,416)
Total comprehensive loss						(19,629)
Stock compensation		22				22
Effect of Congoleum stock option exercises			20			20
Balance at December 31, 2005	46	19,570	31,913	(17,912)	(15,132)	18,485
Comprehensive income						
Net income for 2006			**685**			**685**
Foreign currency translation adjustments				**41**		**41**
Minimum pension liability adjustment				**1,296**		**1,296**
Total comprehensive income						**2,022**
SFAS 158 cumulative adjustment, including taxes of $440				**(2,716)**		**(2,716)**
Stock compensation		**21**				**21**
Effect of Congoleum stock compensation			**223**			**223**
Balance at December 31, 2006	**$46**	**$19,591**	**$32,821**	**$(19,291)**	**$(15,132)**	**$ 18,035**

See accompanying notes.

1. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of American Biltrite Inc. and its wholly-owned subsidiaries (referred to as "ABI" or the "Company"), as well as entities over which it has voting control. In 1995, ABI gained voting control over Congoleum Corporation ("Congoleum") and K&M Associates L.P. ("K&M"). Upon consolidation, intercompany accounts and transactions, including transactions with associated companies that result in intercompany profit, are eliminated.

As discussed more fully below and elsewhere in these footnotes, the Company's subsidiary Congoleum filed for bankruptcy protection on December 31, 2003. The accompanying consolidated financial statements include the results for Congoleum for all periods presented. Congoleum's results include losses (including other comprehensive losses) of $47.0 million in excess of the value of ABI's investment in Congoleum at December 31, 2006. ABI continues to own a majority of the voting stock of Congoleum. The Company expects to continue to control Congoleum while it is in bankruptcy. Additionally, under the terms of Congoleum's previous proposed reorganization plans, ABI would have continued to maintain voting control, although its interest in Congoleum would be diluted by the issuance of additional Congoleum Class A Common Stock to the Plan Trust, and upon the occurrence of certain events, it could have had its equity interests in Congoleum reduced to level where it no longer would have had voting control. In February 2007, the Bankruptcy Court entered on its docket an opinion ruling that the Tenth Plan (as defined in Note 9) was not confirmable as a matter of law. Treatment of ABI's equity interest in Congoleum under any future plan of reorganization is unknown, as are other terms, including any contributions to a plan trust that would be formed upon effectiveness of such a plan. Congoleum believes that its bankruptcy proceeding could be concluded during 2007. The Company has elected to continue to consolidate the financial statements of Congoleum in its consolidated results because it believes that is the appropriate presentation given its current control of Congoleum. However, the accompanying financial statements also present the details of consolidation to separately show the financial condition, operating results and cash flows of ABI (including its non-debtor subsidiaries) and Congoleum, which may be more meaningful for certain analyses.

For more information regarding Congoleum's and ABI's asbestos liabilities and plans for resolving those liabilities, please refer to Notes 8 and 9.

1. Significant Accounting Policies (continued)

AICPA Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code* ("SOP 90-7") provides financial reporting guidance for entities that are reorganizing under the Bankruptcy Code. The Company implemented this guidance in its consolidated financial statements for periods after December 31, 2003.

Pursuant to SOP 90-7, companies are required to segregate pre-petition liabilities that are subject to compromise and report them separately on the balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of Congoleum's liabilities as of December 31, 2003 have been reclassified as liabilities subject to compromise. Obligations arising post-petition, and pre-petition obligations that are secured, are not classified as liabilities subject to compromise.

Additional pre-petition claims (liabilities subject to compromise) may arise due to the rejection of executory contracts or unexpired leases, or as a result of the allowance of contingent or disputed claims.

Included in other assets on the accompanying balance sheets is ABI's investment in Compania Hulera Sula, S.A., a 50%-owned venture. The investment is accounted for on the cost method due to the uncertainty of the political climate and currency restrictions in Honduras.

Use of Estimates and Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include asbestos liabilities, environmental contingencies, valuation of deferred tax assets, and actuarial assumptions for the pension plan and post-retirement benefits. Although the Company believes it uses reasonable and appropriate estimates and assumptions in the preparation of its financial statements and in the application of accounting policies, if business conditions were different, or if the Company used different estimates and assumptions, it is possible that actual results could differ from such estimates.

1. Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses in previous years have generally been within management's expectations. For the years ended December 31, 2006, 2005 and 2004, the Company had two customers that accounted for 34%, 36% and 37% of net sales, respectively. At December 31, 2006 and 2005, one customer accounted for 21% and 10% of trade receivables outstanding, respectively. Also at December 31, 2005, another customer accounted for 13% of trade receivables outstanding.

Cash

Cash equivalents represent highly liquid investments with maturities of three months or less at the date of purchase. The carrying value of cash equivalents approximates fair value.

Restricted Cash

Under the terms of its revolving credit agreement, payments on Congoleum's accounts receivable are deposited in an account assigned by Congoleum to its lender, and the funds in that account are used by the lender to pay down any loan balance. Funds deposited in this account but not immediately applied to the loan balance are recorded as restricted cash. At December 31, 2006 and 2005, cash of approximately $3.6 million and $2.7 million, respectively, was restricted under Congoleum's financing agreement. Additionally, $6.1 million and $8.9 million remaining from a $14.5 million settlement received in August 2004 from an insurance carrier are included as restricted cash at December 31, 2006 and 2005, respectively.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously mentioned. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of the Company's customer base.

1. Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for most of the Company's domestic inventories. The use of LIFO results in a better matching of costs and revenues. Cost is determined by the first-in, first-out (FIFO) method for the Company's foreign inventories. The Company records as a charge to cost of products sold any amounts required to reduce the carrying value of inventories to net realizable value.

Inventory costs include expenses that are directly or indirectly incurred in the acquisition and production of merchandise and manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, utilities, insurance, employee benefits, and indirect labor.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Depreciation, which is determined using the straight-line method, is provided over the estimated useful lives (thirty to forty years for buildings and building improvements, ten to fifteen years for production equipment and heavy-duty vehicles, and three to ten years for light-duty vehicles and office furnishings and equipment).

Debt Issue Costs

Costs incurred in connection with the issuance of debt have been capitalized and are being amortized over the life of the related debt agreements. Debt issue costs at December 31, 2006 and 2005 amounted to $0.7 million and $0.8 million, respectively, net of accumulated amortization of $2.8 million and $2.5 million, respectively, and are included in other noncurrent assets.

Derivative Instruments

During 2006, in connection with its debt refinancing (see Notes 5 and 17), the Company entered into two interest rate swap agreements to manage the Company's exposure to fluctuations in interest rates on its term loan and portions of its revolver borrowings. These derivative instruments are recorded at fair value on the consolidated balance sheet. The Company did not qualify for hedge accounting treatment under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") for these instruments. Changes in the fair value of the interest rate swap agreements are recognized in Other income (expense) on the consolidated statement of operations in accordance with SFAS 133.

1. Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of acquisition costs over the estimated fair value of the net assets acquired. The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets annually in the fourth quarter, or more frequently if events or changes in circumstances, such as a decline in sales, earnings, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value.

Goodwill includes $11.3 million recorded in connection with the Company's acquisitions of partnership interests in K&M, the majority of which occurred in 1995. During the fourth quarter of 2005, the Company acquired certain assets and assumed certain liabilities of Jay Jewelry division, a Florida distributor of costume jewelry of JayRam, Inc. Goodwill of $426 thousand was recorded for this acquisition in October 2005. During 2006, the purchase price was adjusted and goodwill was reduced by $251 thousand (see Note 15).

The Company completed its annual impairment test in the fourth quarter of 2006 and concluded that no adjustment was required to the carrying value of goodwill based on the analysis performed.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets other than goodwill and indefinite-lived assets for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, it projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.

1. Significant Accounting Policies (continued)

Product Warranties

The Company provides product warranties for specific product lines and accrues for estimated future warranty cost in the period in which the revenue is recognized. The following table sets forth activity in the Company's warranty reserves *(in thousands)*:

	2006	2005	2004
Beginning balance	**$2,543**	$3,039	$ 3,554
Accruals	**4,472**	4,318	5,280
Charges	**(4,585)**	(4,814)	(5,795)
Ending balance	**$2,430**	$2,543	$ 3,039

Environmental and Product Liabilities

The Company accrues for costs associated with its environmental claims when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including the extent of clean-up activities to be performed, the methods employed in the clean-up activities, the Company's relative share in costs at sites where other parties are involved, existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. For sites with multiple potentially responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. When future liabilities are determined to be reimbursable by insurance coverage or other reimbursement, an accrual is recorded for the potential liability and a receivable is recorded related to the expected recovery. A receivable reserve is recorded when recoveries are disputed or are not highly probable. Legal fees associated with these claims are accrued when the Company deems that their occurrence is probable and the fees are reasonably estimable (see Notes 4, 6 and 8).

1. Significant Accounting Policies (continued)

Asbestos Liabilities and Congoleum Plan of Reorganization

The Company is a party to a number of lawsuits stemming from its manufacture of asbestos-containing products years ago. The Company records a liability and a corresponding insurance receivable based on its estimates of the future costs and related insurance recoveries to settle asbestos litigation. In estimating the Company's asbestos-related exposures, the Company analyzes and considers the possibility of any uncertainties including the anticipated costs to settle claims, the claims dismissal rate, the number of claims expected to be received, the applicability and allocation of insurance coverage to these costs, and the solvency of insurance carriers. The same factors that affect developing forecasts of potential indemnity costs for asbestos-related liabilities also affect estimates of the total amount of insurance that is probable of recovery, as do a number of additional factors. These additional factors include the financial viability of some of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, how legal and other loss handling costs will be covered by the insurance policies, and interpretation of the effect on coverage of various policy terms and limits and their interrelationships.

The Company's subsidiary Congoleum is a defendant in a large number of asbestos-related lawsuits and has commenced proceedings under Chapter 11 of the United States Bankruptcy Code as part of its strategy to resolve this liability (see Notes 8 and 9). The recorded liability for Congoleum's asbestos-related exposures is based on the minimum estimated cost to resolve these liabilities through the confirmation of a plan of reorganization.

Accounting for asbestos-related costs includes significant assumptions and estimates, and actual results could differ materially from the estimates recorded.

Revenue Recognition

Revenue is recognized when products are shipped and title has passed to the customer. Net sales are comprised of the total sales billed during the period less the sales value of estimated returns and sales incentives, which consist primarily of trade discounts and customers' allowances. The Company defers recognition of revenue for its estimate of potential sales returns under right-of-return agreements with its customers until the right-of-return period lapses.

1. Significant Accounting Policies (continued)

Selling, General and Administrative Expenses

Selling, general and administrative expenses are charged to income as incurred. Expenses incurred for promoting and selling products are classified as selling expenses and include such items as advertising, sales commissions and travel. Advertising expense (including cooperative advertising) amounted to $1.6 million, $2.3 million and $2.4 million for 2006, 2005 and 2004, respectively. General and administrative expenses include such items as officers' salaries, office supplies, insurance and office rental. In addition, general and administrative expenses include other operating items such as provision for doubtful accounts, professional (accounting and legal) fees, and environmental remediation costs. The Company also records shipping, handling, purchasing and finished goods inspection costs in general and administrative expenses. Shipping and handling costs for the years ended December 31, 2006, 2005 and 2004 were $6.9 million, $7.9 million and $7.3 million, respectively. Purchasing and finished goods inspection costs were $2.3 million for 2006 and 2005 and $2.7 million for 2004.

Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

The Company reduces its deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Relevant evidence, both positive and negative, is considered in determining the need for a valuation allowance. Information evaluated includes the Company's financial position and results of operations for the current and preceding years as well as an evaluation of currently available information about future years.

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. In the Company's opinion, adequate provisions for income taxes have been made for all years subject to audit.

1. Significant Accounting Policies (continued)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), *Share-Based Payment*, and related interpretations ("SFAS 123(R)") using the modified prospective method and, accordingly, has not restated prior period results. SFAS 123(R) establishes the accounting for equity instruments exchanged for employee services. Under SFAS 123(R), share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the employees' requisite service period, generally the vesting period of the award. SFAS 123(R) also requires the related excess tax benefit received upon exercise of stock options or vesting of restricted stock, if any, to be reflected in the statement of cash flows as a financing activity rather than an operating activity.

The Company has elected to continue to use the Black-Scholes option pricing model to estimate the fair value of stock-based awards. The use of a Black-Scholes option pricing model requires the input of assumptions determined by management of the Company at the measurement date. These assumptions include the risk-free interest rate, expected dividend yield, volatility factor of the expected market price of the Company's common stock and the expected life of stock option grants.

Prior to the adoption of SFAS 123(R), the Company accounted for stock options to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company also provided the disclosures required under SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosures*. As a result, no expense was reflected in the Company's operating results for the years ended December 31, 2005 and 2004 for stock options granted, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

On November 10, 2005, the Board of Directors of American Biltrite approved the vesting of all outstanding and unvested options held by directors, officers and employees under the Company's 1993 Stock Award and Incentive Plan, as amended and restated as of March 4, 1997, and 1999 Stock Option Plan for Non-Employee Directors (together, the "ABI Stock Plans"). As a result of the acceleration of vesting, options to acquire 195,600 shares of the Company's common stock, which otherwise would have vested from time to time over the next four years, became immediately exercisable in full. This action was taken to eliminate, to the extent permitted, the transition expense that the Company otherwise would incur in connection with the adoption of SFAS 123(R). The exercise prices of all of the unvested options were lower than the closing trading price of the Company's common stock on the modification date. Under the accounting guidance of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, the accelerated vesting resulted in a charge for stock-based compensation of approximately $22 thousand in 2005.

1. Significant Accounting Policies (continued)

For purposes of pro forma disclosures, the estimated fair value of the ABI options is amortized to expense over the options' vesting period. The estimated pro forma compensation expense for 2005 includes the aggregate compensation expense that would have been recognized in the Company's consolidating statements of operations over the next four fiscal years, upon the adoption of SFAS 123(R) on January 1, 2006. This expense was eliminated because of the accelerated vesting of outstanding options in November 2005.

The following table reflects the pro forma net income (loss) and earnings (loss) per share for the years ended December 31, 2005 and 2004 had compensation for stock options been determined based on the fair value of the stock options at the grant date, consistent with the methodology prescribed under SFAS 123 *(in thousands)*.

	2005	2004
Net (loss) income	$(17,633)	$1,953
Estimated pro forma compensation expense from stock options, net of taxes	(720)	(105)
Pro forma net (loss) income	$(18,353)	$1,848
Pro forma (loss) income per share:		
Basic	$(5.33)	$ 0.54
Diluted	(5.33)	0.53

The pro forma expense for 2005 and 2004 represents the vesting of options previously granted by ABI and Congoleum. The impact of the adoption of SFAS 123(R) on the Company's consolidated net income per share would have been to reduce net income by approximately $0.01 and $0.03 per share for 2005 and 2004, respectively.

On July 1, 2006, ABI and Congoleum granted 4,000 and 2,500 options, respectively. The exercise price and estimated fair value of the ABI options were $10.97 and $5.16, respectively. The exercise price and estimated fair value of the Congoleum options were $2.11 and $1.87, respectively. The options granted by ABI and Congoleum vest on January 1, 2007.

During the year ended December 31, 2006, the Company recognized compensation expense related to the vesting of ABI and Congoleum options of $244 thousand. At December 31, 2006, the unrecognized compensation expense related to unvested options previously granted by Congoleum was approximately $235 thousand. This compensation expense will be recognized during the years 2007 through 2010 when the remaining unvested options as of December 31, 2006 will vest.

1. Significant Accounting Policies (continued)

The fair value for the ABI options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2006, 2005 and 2004, respectively: risk-free interest rate of 4.53%, 3.96% and 4.53%, expected dividend yield of zero percent for each of the three years, volatility factor of the expected market price of the Company's common stock of 34.7%, 30.2% and 34.7%, and a weighted-average expected life of the options of seven and one-half years.

The fair value for Congoleum's options granted under its directors' stock option plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2006, 2005 and 2004, respectively: risk-free interest rate of 4.9%, 5.9% and 2.4%, expected dividend yield of zero percent for each of the three years, volatility factor of the expected market price of Congoleum's common stock of 92.0% for each of the three years, option forfeiture rate of 10.0% for each of the three years, and a weighted-average expected life of the options of three years.

The fair value for Congoleum's options granted under its employee stock option plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2006, 2005 and 2004, respectively: risk-free interest rate of 5.1%, 4.9% and 5.0%, expected dividend yield of zero percent for each of the three years, volatility factor of the expected market price of Congoleum's common stock of 92.0% for each of the three years, option forfeiture rate of 10.0% for each of the three years, and a weighted-average expected life of the options of seven years.

Research and Development Costs

Expenditures relating to the development of new products are charged to operations as incurred and amounted to $6.2 million, $6.3 million and $5.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Foreign Currency Translation

The functional currency for the Company's foreign operations is the applicable local currency. Balance sheet accounts of foreign subsidiaries are translated at the current exchange rate, and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to accumulated other comprehensive income (loss) in stockholders' equity. Realized exchange gains and losses (immaterial in amount) are included in current operations.

1. Significant Accounting Policies (continued)

Issuances of Stock by Subsidiaries

The Company accounts for issuances of stock by its subsidiaries as capital transactions.

Earnings Per Share

Basic earnings per share have been computed based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share have been computed based upon the weighted-average number of common shares outstanding during the year, adjusted for the dilutive effect of shares issuable upon the exercise of stock options (common stock equivalent) unless their inclusion would be antidilutive. In calculating diluted earnings per share, the dilutive effect of a stock option is computed using the average market price for the period.

Under its stock option plans, Congoleum grants stock options to employees and non-employee directors. Congoleum's outstanding stock options may have a dilutive effect on American Biltrite's earnings per share. The dilutive effect of Congoleum's stock options is determined based on Congoleum's diluted earnings per share and the number of shares of Congoleum stock owned by American Biltrite.

Recently Issued Accounting Principles

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109* ("FIN 48"). This Interpretation provides for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company will adopt this Interpretation in the first quarter of 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings. The Company is evaluating the impact of this Interpretation on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"), which amends SFAS No. 87, *Employers Accounting for Pensions* ("SFAS 87"), SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* ("SFAS 88"), SFAS No. 106, *Employers Accounting for Postretirement Benefits Other Than Pensions* ("SFAS 106"), and SFAS No. 132R, *Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)* ("SFAS 132R"). SFAS 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial

1. Significant Accounting Policies (continued)

statements. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. This standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006, and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008 (see Notes 7 and 11).

Reclassifications

Certain amounts in prior years have been reclassified to permit comparison with 2006 classifications. In 2006, the Company netted Congoleum's deferred tax assets and liabilities on the consolidated balance sheet, which in prior periods were reported separately in assets and liabilities.

2. Inventories

Inventories at December 31 consisted of the following *(in thousands)*:

	2006	**2005**
Finished goods	**$56,374**	$50,515
Work-in-process	**11,813**	10,370
Raw materials and supplies	**12,284**	16,242
	$80,471	$77,127

At December 31, 2006, domestic inventories determined by the LIFO inventory method amounted to $45.5 million ($44.1 million at December 31, 2005). If the FIFO inventory method, which approximates replacement cost, had been used for these inventories, they would have been $5.4 million and $3.8 million higher at December 31, 2006 and 2005, respectively. During 2006, 2005 and 2004, certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers. The liquidations increased cost of sales by $28 thousand and $445 thousand for 2006 and 2005, respectively, and decreased cost of sales by $170 thousand for 2004.

3. Property, Plant and Equipment

A summary of the major components of property, plant and equipment at December 31 is as follows *(in thousands)*:

	2006	2005
Land and improvements	**$ 5,611**	$ 5,526
Buildings	**76,176**	75,162
Machinery and equipment	**275,547**	270,203
Construction-in-progress	**4,788**	5,467
	362,122	356,358
Less accumulated depreciation	**255,742**	241,022
	$106,380	$115,336

Interest is capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest costs were approximately $100 thousand for 2006, $100 thousand for 2005 and $200 thousand for 2004.

Depreciation expense amounted to $15.5 million, $16.0 million and $17.0 million in 2006, 2005 and 2004, respectively.

In August 2006, an explosion caused extensive damage to components of a major production line at Congoleum's Marcus Hook facility. Congoleum's insurance carrier paid substantially all excess costs, less a deductible, for the replacement of the damaged equipment and expenses to replace production capacity. Fabrication and installation of replacement equipment was completed by December 31, 2006. The cost to replace equipment and excess expenses incurred to meet production requirements totaled $10.1 million, which was reimbursed to Congoleum by the insurer. Congoleum recognized a $1.3 million gain for the difference between the insurance proceeds for the replacement of the production equipment ($1.5 million) and the net book value of the equipment written off. The gain was included in Other income (expense) in the fourth quarter of 2006.

In January 2005, the Company completed the sale of a warehouse building and land located in Tullahoma, Tennessee. The building and land were owned by Tullahoma Properties, L.L.C. ("Tullahoma Properties"), a subsidiary in which ABI owns a 62.5% interest. The building was previously leased to a third party, and upon termination of the lease in 2004, Tullahoma Properties listed the property for sale. The building and land were sold for $2.5 million in cash and a gain of approximately $2.3 million (before non-controlling interest) was recognized and included in Other income (expense) in the first quarter of 2005.

4. Accrued Expenses

Accrued expenses at December 31 consisted of the following *(in thousands)*:

	2006	2005
Accrued advertising and sales promotions	**$22,478**	$24,089
Employee compensation and related benefits	**7,084**	9,499
Interest	**2**	265
Environmental liabilities	**632**	1,124
Royalties	**837**	806
Income taxes	**838**	1,330
Other	**5,540**	5,863
	$37,411	$42,976

As a result of Congoleum's Chapter 11 bankruptcy filing and in accordance with SOP 90-7, certain liabilities are included in liabilities subject to compromise on the balance sheet as of December 31, 2006 and 2005 (see Note 9).

5. Financing Arrangements

Long-term debt and notes payable under revolving credit facilities at December 31 were as follows *(in thousands)*:

	2006	2005
Notes payable (current)	**$31,284**	$19,062
Term loan	**$ 9,500**	$ -
Note purchase agreement	**-**	20,000
Other notes	**1,895**	2,414
	11,395	22,414
Less current portion	**2,424**	20,451
	$ 8,971	$ 1,963

American Biltrite Inc.'s primary source of borrowings are the revolving credit facility (the "Revolver") and the term loan ("Term Loan") it has with Bank of America, National Association ("BofA") and BofA acting through its Canada branch (the "Canadian Lender") pursuant to an amended and restated credit agreement (the "Credit Agreement"). The Credit Agreement provides American Biltrite Inc. and its subsidiary K&M with (i) a $30.0 million commitment

5. Financing Arrangements (continued)

under the Revolver with a $12.0 million borrowing sublimit (the "Canadian Revolver") for American Biltrite Inc.'s subsidiary American Biltrite (Canada) Ltd. ("AB Canada") and (ii) a $10.0 million Term Loan. The Credit Agreement also provides for domestic and Canadian letter of credit facilities with availability of up to $5.0 million and $1.0 million, respectively, subject to availability under the Revolver and the Canadian Revolver, respectively.

On September 25, 2006, American Biltrite Inc. entered into an amendment and restatement to the Credit Agreement with BofA and the Canadian Lender. Pursuant to the amendment and restatement, the Term Loan was added to the Credit Agreement and the amount of the Revolver was increased by $10.0 million to its current $30.0 million amount. In addition, the availability for domestic letters of credit issued under the Credit Agreement was increased from $4.0 million to $5.0 million. In connection with that amendment and restatement, American Biltrite Inc. used approximately $17.0 million of new borrowings from the proceeds of the Term Loan, which was fully drawn, and under the Revolver to fully prepay $16.0 million of aggregate outstanding principal amount of the Company's senior notes, all of which were held by The Prudential Insurance Company of America, together with approximately $1.0 million in interest and yield maintenance fees in connection with those notes and prepayment. A charge of approximately $860 thousand for early extinguishment of debt was recorded in connection with this prepayment, which was included in Other income (expense) during the third quarter of 2006.

The amount of borrowings available from time to time for American Biltrite Inc. and K&M under the Revolver may not exceed the lesser of (a) $30.0 million less the then outstanding amount of borrowings by AB Canada under the Canadian Revolver less any outstanding borrowings under the domestic letter of credit facility and (b) the applicable borrowing base. The formula used for determining the domestic borrowing base is based upon inventory, receivables and fixed assets of the Company and certain of its subsidiaries (not including, among others, AB Canada and Congoleum), reduced by amounts outstanding under the Term Loan.

The amount of borrowings available from time to time for AB Canada under the Canadian Revolver is limited to the lesser of (a) $12 million less any outstanding borrowings under the Canadian letter of credit facility, (b) AB Canada's borrowing base amount, which is based upon AB Canada's accounts receivable, inventory and fixed assets, and (c) $30.0 million less the amount of domestic borrowings outstanding under the Revolver on behalf of the Company and K&M. AB Canada may borrow amounts under the Canadian Revolver in United States or Canadian dollar denominations; however, solely for purposes of determining amounts outstanding and borrowing availability under the Revolver, all Canadian dollar denominated amounts will be converted into United States dollars in the manner provided in the Credit Agreement.

5. Financing Arrangements (continued)

At December 31, 2006, $18.6 million was outstanding under the Revolver, and outstanding letters of credit totaled $1.7 million. Unused borrowing availability under the Revolver at December 31, 2006 was $9.7 million, of which $2.0 million was available to AB Canada.

Interest is payable quarterly on the Term Loan and Revolver borrowings by American Biltrite Inc. and K&M under the Credit Agreement at rates which vary depending on the applicable interest rate in effect and are generally determined based upon: (a) if a LIBOR based rate is in effect, at a rate between a LIBOR based rate plus 1.0% to a LIBOR based rate plus 2.75%, depending on the Company's leverage ratio, as determined under the Credit Agreement, (b) if a fixed rate is in effect, at a rate between the fixed rate plus 1.0% to a fixed rate plus 2.75%, depending on the Company's leverage ratio, as determined under the Credit Agreement, and (c) for loans not based on a LIBOR or fixed rate, the higher of (i) BofA's applicable prime rate and (ii) 0.50% plus the federal funds rate, as determined under the Credit Agreement. Under the Credit Agreement, American Biltrite Inc. and K&M may generally determine whether interest on domestic revolving loans will be calculated based on a LIBOR based rate, and if BofA elects to make a fixed rate option available, whether interest on revolving loans will be calculated based on a fixed rate.

Interest is payable quarterly on revolving loans under the Canadian Revolver at rates which vary depending on the applicable interest rate in effect and are generally determined based upon: (a) if a LIBOR based rate is in effect, at a rate between a LIBOR based rate plus 1.0% to a LIBOR based rate plus 2.75%, depending on the Company's leverage ratio, as determined under the Credit Agreement, and (b) if a LIBOR based rate is not in effect, for outstanding revolving loans denominated in Canadian dollars, the higher of (i) 0.50% plus the applicable 30-day average bankers' acceptance rate as quoted on Reuters CDOR page and (ii) the Canadian Lender's applicable prime rate for loans made in Canadian dollars to Canadian customers, and for outstanding revolving loans denominated in United States dollars, the higher of (i) 0.50% plus the federal funds rate as calculated under the Credit Agreement and (ii) the applicable rate announced by the Canadian Lender as its reference rate for commercial loans denominated in United States dollars made to a person in Canada. Under the Credit Agreement, AB Canada may generally determine whether interest on Canadian revolving loans will be calculated based on a LIBOR based rate.

American Biltrite Inc. has entered into interest rate swap agreements that effectively fix the LIBOR rate component of the Term Loan and $6.0 million of the Revolver at 5.18% and 5.15% respectively (see Note 17).

5. Financing Arrangements (continued)

The Term Loan principal is payable in 20 quarterly installments of $500 thousand beginning December 31, 2006 and ending on September 30, 2011. All indebtedness under the Credit Agreement, other than the Term Loan, is due on September 30, 2009.

The Credit Agreement contains certain covenants that the Company must satisfy. The covenants included in the Credit Agreement include certain financial tests, restrictions on the ability of the Company to incur additional indebtedness or to grant liens on its assets and restrictions on the ability of the Company to pay dividends on its capital stock. The financial tests are required to be calculated based on the Company accounting for its majority-owned subsidiary Congoleum on the equity method and include a maximum ratio of total liabilities to tangible net worth, a minimum ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA") less certain cash payments for taxes, debt service, and dividends to interest expense, a minimum level of tangible net worth, a requirement that there be no consecutive quarterly losses from continuing operations, and a maximum level of capital spending. Pursuant to the amendment and restatement to the Credit Agreement entered into on September 25, 2006, certain of the financial covenants under the Credit Agreement were amended to, among other things, (i) increase the permitted ratio of the Company's consolidated total liabilities to consolidated tangible net worth to 200%, (ii) to provide for a higher threshold for satisfying the consolidated tangible net worth test and (iii) to provide a higher permitted aggregate amount for capital expenditures in any fiscal year. The Credit Agreement also requires, for each fiscal quarter ending on and after September 30, 2006, the Company's consolidated adjusted EBITDA for the four consecutive fiscal quarters then ending to exceed 100% of the Company's consolidated fixed charges for the 12-month period ending on such date, as determined under the Credit Agreement.

Pursuant to the Credit Agreement, the Company and certain of its subsidiaries previously granted BofA and the Canadian Lender a security interest in most of the Company's and its subsidiaries' assets. The security interest granted does not include the shares of capital stock of Congoleum or the assets of Congoleum. In addition, pursuant to the Credit Agreement, certain of the Company's subsidiaries have agreed to guarantee the Company's obligations (excluding AB Canada's obligations) under the Credit Agreement.

The terms of the Company's Credit Agreement include restrictions on incurring additional indebtedness, restrictions on some types of payments including dividends, and limitations on capital expenditures. Retained earnings, which were unrestricted as to such distributions, amounted to $1.4 million at December 31, 2006.

5. Financing Arrangements (continued)

Other Notes

In 1998, the Company obtained loans from local banks in connection with the acquisition of buildings in Belgium and Singapore. The loans were for 25,000 Belgian francs (US $681 thousand at the foreign currency exchange rate in effect when the loan was entered into) and 2,700 Singapore dollars (US $1.5 million at the foreign currency exchange rate in effect when the loan was obtained). The loans are payable in equal installments through 2008 and 2018, respectively. The interest rates on the loans are 5.6% for the Belgian loan and 1.5% above the local bank's prime rate (5.0% at December 31, 2006) for the Singapore loan. The loans are secured by the property acquired with the proceeds of the applicable loan.

In connection with the acquisition of certain assets and assumption of certain liabilities of a Florida distributor in October 2005, the Company issued a note payable to the seller for $1.0 million. The note was subsequently reduced by $251 thousand as a result of a purchase price adjustment in April 2006. At December 31, 2006 and 2005, the outstanding balance on the note was $474 thousand and $949 thousand, respectively. The note is payable in equal monthly installments of $23 thousand through October 2008, with interest at 6%.

Congoleum Debt

On August 3, 1998, Congoleum issued $100 million of the Senior Notes priced at 99.505% to yield 8.70%. The Senior Notes are redeemable at the option of Congoleum, in whole or in part, at any time on or after August 1, 2003 at predetermined redemption prices (ranging from 104% to 100%), plus accrued and unpaid interest to the date of redemption. The indenture governing the Senior Notes includes certain restrictions on additional indebtedness and uses of cash, including dividend payments. The commencement of the Chapter 11 proceedings constituted an event of default under the indenture governing the Senior Notes. During 2003, Congoleum and the trustee under the indenture governing the Senior Notes amended the indenture, and sufficient note holders consented, to explicitly permit Congoleum to take steps in connection with preparing and filing its prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code. In addition, due to the Chapter 11 proceedings, Congoleum was precluded from making the interest payments due on the Senior Notes on February 1st and August 1st of each of the years 2006, 2005 and 2004. The amount of accrued interest that was not paid on the Senior Notes as of December 31, 2006 is approximately $29.5 million. As of December 31, 2006, the principal amount of the Senior Notes, net of unamortized original issue discount, was $99.9 million. These amounts, plus $3.7 million of accrued interest on the interest due but not paid from February 1st and August 1st of each of the years 2006, 2005 and 2004 are included in "Liabilities Subject to Compromise."

5. Financing Arrangements (continued)

In January 2004, the Bankruptcy Court authorized entry of a final order approving Congoleum's debtor-in-possession financing, which replaced its pre-petition credit facility on substantially similar terms. The debtor-in-possession financing agreement (as amended and approved by the Bankruptcy Court to date) provides a revolving credit facility expiring on the earlier of (i) June 30, 2007 and (ii) the date the plan of reorganization in Congoleum's bankruptcy case as confirmed by the Bankruptcy Court becomes effective. Total borrowings under the facility may not exceed $30 million. Interest is based on 0.25% above the prime rate. This financing agreement contains certain covenants, which include the maintenance of minimum earnings before interest, taxes, depreciation and amortization. It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. The covenants and conditions under this financing agreement must be met in order for Congoleum to borrow from the facility. Congoleum was in compliance with these covenants at December 31, 2006. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 2006, based on the level of receivables and inventory, $18.4 million was available under the facility, of which $5.1 million was utilized for outstanding letters of credit and $12.7 million was utilized by the revolving loan. Congoleum anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof), together with cash from operations, will provide it with sufficient liquidity to operate during 2007 while under Chapter 11 protection. There can be no assurances that Congoleum will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility (as extended) will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. For a plan of reorganization to be confirmed, Congoleum will need to obtain and demonstrate the sufficiency of exit financing. Congoleum cannot presently determine the terms of such financing, nor can there be any assurances of its success obtaining it.

Interest

Interest paid on all outstanding debt amounted to $2.4 million in 2006, $3.2 million in 2005 and $3.3 million in 2004. As noted above, in connection with its Chapter 11 bankruptcy proceedings, Congoleum did not pay the interest due on its $100 million 8 5/8% Senior Notes during 2006, 2005 and 2004.

5. Financing Arrangements (continued)

Future Payments

Principal payments on the Company's long-term debt obligations (other than Congoleum debt classified as liability subject to compromise) due in each of the next five years are as follows *(in thousands)*:

2007	$2,424
2008	2,352
2009	2,089
2010	2,093
2011	1,597
2012 and thereafter	840

6. Other Liabilities

Other liabilities at December 31 consisted of the following *(in thousands)*:

	2006	2005
Pension benefit obligations (less current portion)	**$ 2,970**	$ 2,557
Environmental remediation and product related liabilities	**5,860**	4,259
Deferred income taxes	**4,095**	4,608
Other	**2,516**	1,466
	$15,441	$12,890

As a result of Congoleum's Chapter 11 bankruptcy filing and in accordance with SOP 90-7, certain liabilities are included in liabilities subject to compromise on the balance sheet as of December 31, 2006 and 2005 (see Note 9).

7. Pension Plans

The Company sponsors several noncontributory defined benefit pension plans covering most of the Company's employees. Benefits under the plan are based on years of service and employee compensation. Amounts funded annually by the Company are actuarially determined using the projected unit credit and unit credit methods and are equal to or exceed the minimum required by government regulations. The Company also maintains health and life insurance programs for retirees (reflected in the table below under "Other Benefits").

The following summarizes the change in the benefit obligation, the change in plan assets, reconciliation to the amounts recognized in the balance sheets for the pension benefits and other benefits plans, and the funded status of the plans. The measurement date for all items set forth below is the last day of the fiscal year presented.

	Pension Benefits		Other Benefits	
	2006	**2005**	**2006**	**2005**
	(In thousands)			
Change in Benefit Obligation:				
Benefit obligation at beginning of year	**$101,695**	$ 94,957	**$ 8,988**	$ 8,542
Service cost	**2,112**	1,991	**194**	183
Interest cost	**5,976**	5,792	**537**	520
Plan participants contributions	**181**	156		
Actuarial (gain) loss	**3,957**	4,242	**420**	212
Foreign currency exchange rate changes	**51**	391		
Benefits paid	**(6,445)**	(5,834)	**(475)**	(469)
Benefit obligation at end of year	**$107,527**	$101,695	**$ 9,664**	$ 8,988
Change in Plan Assets:				
Fair value of plan assets at beginning of year	**$ 79,612**	$ 75,170		
Actual return on plan assets	**9,626**	4,639		
Employer contribution	**7,372**	5,086		
Plan participants contribution	**181**	156		
Foreign currency exchange rate changes	**25**	395		
Benefits paid	**(6,445)**	(5,834)		
Fair value of plan assets at end of year	**$ 90,371**	$ 79,612		

7. Pension Plans (continued)

The weighted-average assumptions used to determine benefit obligation for the pension benefits as of year-end were as follows:

	2006	2005
Discount rate	**5.20% - 6.00%**	5.35% - 6.00%
Expected long-term return on plan assets	**7.00% - 7.50%**	7.00% - 7.50%
Rate of compensation increase	**4.00% - 5.00%**	4.00% - 5.00%

The funded status of the plans and the unrecognized amounts included in accumulated other comprehensive loss as of December 31, 2006 and 2005 were as follows *(in thousands):*

	Pension Benefits		**Other Benefits**	
	2006	**2005**	**2006**	**2005**
Unfunded status	**$(17,156)**	$(22,083)	**$(9,664)**	$(8,988)
Unrecognized net actuarial loss	**20,270**	21,662	**458**	118
Unrecognized transition obligations	**(56)**	118	**13**	47
Unamortized prior service cost	**1,057**	937		
Net amount recognized	**$ 4,115**	$ 634	**$(9,193)**	$(8,823)

The amounts recorded in the consolidated balance sheets as of December 31, 2006 and 2005 were as follows *(in thousands)*:

	Pension Benefits		**Other Benefits**	
	2006	**2005**	**2006**	**2005**
Other assets (noncurrent)	**$ 1,316**			
Accrued expenses (current liabilities)	**-**	$ (825)		
Accrued benefit liability (noncurrent liabilities)	**(18,472)**	(19,636)	**$(9,664)**	$(8,988)
Intangible asset	**-**	134		
Accumulated other comprehensive loss	**19,162**	18,213	**471**	165
Net amount recorded	**$ 2,006**	$ (2,114)	**$(9,193)**	$(8,823)

As a result of the adoption of SFAS 158, the Company recorded an asset of $1.3 million for the overfunded status of its pension plans covering employees of AB Canada. The accrued benefit liability includes Congoleum's pension liability of $15.5 million and $17.1 million as of December 31, 2006 and 2005, respectively. The accrued benefit liability for other benefits is Congoleum's liability for post-retirement benefits. Congoleum's pension and post-retirement benefit liabilities have been included in liabilities subject to compromise as of December 31, 2006 and 2005 (see Note 9).

7. Pension Plans (continued)

At December 31, 2006 and 2005, accumulated other comprehensive loss also included the tax effect of minimum pension liabilities recorded ($639 thousand and $199 thousand, respectively) and the effect of excluding the non-controlling interests' portion of Congoleum's minimum pension liability adjustments ($2.7 million) during periods when Congoleum had positive retained earnings and stockholders' equity (see Note 11).

Some of the Company's pension plans have projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of plan assets. The aggregate benefit obligations and fair value of plans assets for plans that were overfunded and underfunded as of December 31, 2006 and 2005 are as follows *(in thousands)*:

	2006	2005
Underfunded plans		
PBO	**$ 94,162**	$ 88,365
Fair value of plan assets	**75,690**	66,029
Funded status	**(18,472)**	(22,336)
ABO	**88,471**	83,955
Overfunded plans		
PBO	**$ 13,365**	$ 13,330
Fair value of plan assets	**14,681**	13,583
Funded status	**1,316**	253
ABO	**11,479**	9,319
All plans		
PBO	**$107,527**	$101,695
Fair value of plan assets	**90,371**	79,612
Funded status	**(17,156)**	(22,083)
ABO	**99,950**	93,274

The components of net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004 are as follows *(in thousands)*:

	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
Service cost	**$ 2,112**	$ 1,991	$ 1,996	**$ 194**	$ 183	$ 170
Interest cost	**5,976**	5,792	5,598	**537**	520	484
Expected return on plan assets	**(5,715)**	(5,301)	(4,832)			
Recognized net actuarial loss (gain)	**1,681**	1,225	1,375	**80**	59	49
Amortization of prior service cost	**(111)**	(193)	(198)	**34**	(188)	(462)
Amortization of transition obligation	**(49)**	(99)	(114)			
Net periodic benefit cost	**$ 3,894**	$ 3,415	$ 3,825	**$ 845**	$ 574	$ 241

7. Pension Plans (continued)

The net actuarial loss and prior service credit recognized in other comprehensive income for the year ended December 31, 2006 were $570 thousand and $245 thousand, respectively.

For the Company's pension plans, the estimated net loss, prior service cost and transition asset to be amortized from accumulated other comprehensive loss during 2007 is expected to be $1.5 million, $158 thousand and $47 thousand respectively. For the Company's post-retirement benefit plans, the estimated net loss and prior service cost to be amortized from accumulated other comprehensive loss during 2007 is expected to be $71 thousand and $10 thousand, respectively.

The weighted-average assumptions used to determine net periodic benefit cost related to the pension benefits were as follows:

	2006	2005	2004
Discount rate	**5.20% - 6.00%**	6.10% - 6.25%	6.10% - 6.25%
Expected long-term return on plan assets	**7.00% - 7.50%**	7.00% - 7.50%	7.00% - 7.50%

The weighted-average discount rate used to determine net periodic benefit cost related to the Other Benefits was 6.00% for 2006 and 6.25% for 2005 and 2004.

In developing the overall expected long-term return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities, debt securities, and other assets. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term return on plan assets assumption.

Assumed healthcare cost trend rates as of year-end were as follows:

	December 31	
	2006	2005
Healthcare cost trend rate assumed for next year	**9.0%**	10.0%
Ultimate healthcare cost trend rate	**5.0%**	5.0%
Year that the assumed rate reaches the ultimate rate	**2011**	2011

7. Pension Plans (continued)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare benefits. A one-percentage point change in assumed healthcare cost trend rates would have the following effects *(in thousands)*:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 66	$ 58
Effect on post-retirement benefit obligation	715	649

For the Company's pension plans, the weighted-average asset allocation at December 31, 2006 and 2005, by asset category, were as follows:

	December 31	
	2006	2005
Equity securities	62%	59%
Debt securities	35%	37%
Other	3%	4%
Total	100%	100%

The Company has an investment strategy for the pension plan that emphasizes total return; that is, the aggregate return from capital appreciation and dividend and interest income. The primary investment management objective for the plan's assets is long-term capital appreciation primarily through investment in equity and debt securities with an emphasis on consistent growth; specifically, growth in a manner that protects the Plan's assets from excessive volatility in market value from year to year. The investment policy takes into consideration the benefit obligations, including timing of distributions. The Company selects professional money managers whose investment policies are consistent with the Company's investment strategy and monitors their performance against appropriate benchmarks. The Company's target asset allocation is consistent with the weighted-average allocation at December 31, 2006.

Contributions

Congoleum expects to contribute $6.7 million to its pension plan and $0.5 million to its other postretirement plan in 2007. American Biltrite expects to contribute $0.7 million to its pension plan in 2007.

7. Pension Plans (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2006.

	Pension Benefits	Other Benefits
	(In thousands)	
2007	$ 6,460	$ 517
2008	6,576	606
2009	6,729	661
2010	6,933	719
2011	7,033	794
2012 - 2016	38,261	4,534

Adoption of SFAS 158

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effects of adopting SFAS 158 on the Company's balance sheet at December 31, 2006 have been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company's consolidated financial statements in prior years.

SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of the plan assets and the project benefit obligations) of its pension and other post-retirement plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial gains (losses) and unrecognized prior service costs (income), all of which were previously netted against the plan's funded status on the Company's consolidated balance sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income (loss). These amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amount recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.

7. Pension Plans (continued)

The incremental effects of adopting the provisions of SFAS 158 on the Company's consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Company's consolidated statement of income for the year ended December 31, 2006 or for any prior period presented, and it will not affect the Company's operating results in future periods.

	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported
		(in thousands)	
Other assets, non-current	$ -	$1,316	$ 1,316
Accrued benefit liability – other liabilities, non-current	(3,169)	199	(2,970)
Accrued benefit liability – liabilities subject to compromise	(21,375)	(3,791)	(25,166)
Deferred taxes	(199)	(440)	(639)
Accumulated other comprehensive loss	16,917	2,716	19,633

Defined Contribution Plans

The Company also has three 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 15% to 20% of compensation (subject to annual Internal Revenue Code limits) with the Company partially matching contributions. Defined contribution pension expense for the Company was $974 thousand, $802 thousand and $982 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

8. Commitments and Contingencies

Leases

The Company occupies certain warehouse and office space and uses certain equipment and motor vehicles under lease agreements expiring at various dates through 2010. The leases generally require the Company to pay for utilities, insurance, taxes and maintenance, and some contain renewal options. Total rent expense charged to operations was $5.1 million in 2006, $5.7 million in 2005 and $6.0 million in 2004.

Future minimum payments relating to operating leases are as follows *(in thousands)*:

2007	$ 4,695
2008	4,121
2009	3,440
2010	2,339
2011	197
Thereafter	312
Total future minimum lease payments	$15,104

Royalty and Advertising Commitments

K&M maintains certain license arrangements for branded jewelry products. Under the terms of these arrangements, K&M must make minimum royalty and advertising payments based on defined percentages of net sales during the license terms. These arrangements also include guaranteed minimum yearly royalty and advertising payments based either on minimum levels of net sales or fixed payment amounts. At December 31, 2006, the Company's minimum royalty and advertising payments for 2006 and 2007 were $2.4 million and $51 thousand, respectively. No commitments have been made beyond 2007.

Environmental and Other Liabilities

In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, product liability and other matters, as more fully described elsewhere in this Note 8 and in Note 9. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts, and the matters may remain unresolved for several years.

8. Commitments and Contingencies (continued)

The Company records a liability for environmental remediation claims when it becomes probable that the Company will incur costs relating to a clean-up program or will have to make claim payments and the costs or payments can be reasonably estimated. As assessments are revised and clean-up programs progress, these liabilities are adjusted to reflect such revisions and progress.

As of December 31, 2006 and 2005, liabilities of Congoleum comprised the majority of the environmental and other liabilities reported on the Company's consolidated balance sheets as shown in the following table. As a result of Congoleum's Chapter 11 bankruptcy filing and in accordance with SOP 90-7, certain liabilities are included in liabilities subject to compromise on the balance sheet as of December 31, 2006 and 2005. Due to the relative magnitude and wide range of estimates of these liabilities and that recourse related to these liabilities is generally limited to Congoleum, these matters are discussed separately following the discussion of ABI liabilities. However, because Congoleum is included in ABI's consolidated financial statements, to the extent that Congoleum incurs a liability or expense, it will be reflected in the accompanying consolidated financial statements. Congoleum previously filed several amended plans of reorganization under Chapter 11 of the United States Bankruptcy Code as part of its efforts to resolve its asbestos-related liabilities. See Notes 1 and 9 for a discussion of this subject.

The following table summarizes American Biltrite's and Congoleum's recorded assets and liabilities for environmental, asbestos and other contingencies:

	December 31			
	2006		2005	
	Liability	**Receivable**	**Liability**	**Receivable**
	(In thousands)			
American Biltrite				
Environmental liabilities				
Accrued expenses	**$ 632**		$ 1,124	
Other liabilities, non-current	**5,860**		4,259	
Other assets, non-current	**-**	**$ 2,324**	-	$ 1,974
	6,492	**2,324**	5,383	1,974
Asbestos product liability				
Asbestos-related liabilities, non-current	**10,300**	**-**	9,500	-
Insurance for asbestos-related liabilities	**-**	**9,320**	-	8,950
	10,300	**9,320**	9,500	8,950
	$16,792	**$11,644**	$14,883	$10,924

8. Commitments and Contingencies (continued)

	December 31			
	2006		2005	
	Liability	Receivable	Liability	Receivable
	(In thousands)			
Congoleum				
Environmental liabilities				
Liabilities subject to compromise, current	$ 640		$ 640	
Liabilities subject to compromise, non-current	3,788		3,630	
Other assets, non-current	-	$ 2,150	-	$ 1,910
	4,428	2,150	4,270	1,910
Asbestos product liability				
Asbestos-related liabilities, current	13,950	-	28,369	-
Other assets, current	-	21,813	-	14,793
	13,950	21,813	28,369	14,793
Other				
Liabilities subject to compromise, current	50	-	55	-
Liabilities subject to compromise, non-current	886	-	1,056	-
Other assets, non-current	-	155	-	265
	936	155	1,111	265
	$19,314	$24,118	$33,750	$16,968
Consolidated				
Environmental liabilities				
Accrued expenses	$ 632		$ 1,124	
Liabilities subject to compromise, current	640		640	
Liabilities subject to compromise, non-current	3,788		3,630	
Other liabilities, non-current	5,860		4,259	
Other assets, non-current	-	$ 4,474	-	$ 3,884
	10,920	4,474	9,653	3,884
Asbestos product liability				
Asbestos-related liabilities, current	13,950	-	28,369	-
Asbestos-related liabilities, non-current	10,300	-	9,500	-
Other assets, current	-	21,813	-	14,793
Insurance for asbestos-related liabilities	-	9,320	-	8,950
	24,250	31,133	37,869	23,743
Other				
Liabilities subject to compromise, current	50	-	55	-
Liabilities subject to compromise, non-current	886	-	1,056	-
Other assets, non-current	-	155	-	265
	936	155	1,111	265
	$36,106	$35,762	$48,633	$27,892

8. Commitments and Contingencies (continued)

American Biltrite Inc.

ABI is a co-defendant with many other manufacturers and distributors of asbestos containing products in approximately 1,332 pending claims involving approximately 1,918 individuals as of December 31, 2006. These claims relate to products of ABI's former Tile Division, which was previously acquired by Congoleum. The claimants allege personal injury or death from exposure to asbestos or asbestos-containing products. Activity related to asbestos claims during the years ended December 31 was as follows:

	2006	2005
Claims at January 1	**1,703**	1,838
New claims	**625**	621
Settlements	**(30)**	(24)
Dismissals	**(966)**	(732)
Claims at December 31	**1,332**	1,703

The total indemnity costs incurred to settle claims were approximately $3.1 million in 2006 and $1.3 million for each of the years 2005 and 2004, all of which were paid by ABI's insurance carriers, as were the related defense costs. The average indemnity cost per resolved claim was approximately $3.1 thousand, $1.7 thousand and $2.0 thousand in 2006, 2005 and 2004, respectively. In general, governmental authorities have determined that asbestos-containing sheet and tile products are nonfriable (i.e., cannot be crumbled by hand pressure) because the asbestos was encapsulated in the products during the manufacturing process. Thus, governmental authorities have concluded that these products do not pose a health risk when they are properly maintained in place or properly removed so that they remain nonfriable. The Company has issued warnings not to remove asbestos-containing flooring by sanding or other methods that may cause the product to become friable. The Company estimates its liability for indemnity to resolve current and reasonably anticipated future asbestos-related claims (not including claims asserted against Congoleum), based upon a strategy to actively defend or seek settlement for those claims in the normal course of business. Factors such as recent and historical settlement and trial results, the court dismissal rate of claims, the incidence of past and recent claims, the number of cases pending against it and asbestos litigation developments that may impact the exposure of the Company were considered in performing these estimates. Changes in factors could have a material impact on the Company's liability. For example, it is estimated that a 1% increase in the Company's acceptance rate of claims would result in a 26% increase in liability assuming all other variables remained constant.

8. Commitments and Contingencies (continued)

The Company utilizes an actuarial study to assist it in developing estimates of the Company's potential liability for resolving present and possible future asbestos claims. Projecting future asbestos claim costs requires estimating numerous variables that are extremely difficult to predict, including the incidence of claims, the disease that may be alleged by future claimants, future settlement and trial results, future court dismissal rates for claims, and possible asbestos legislation developments. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, and based upon consultations with third party advisors, the Company believes that six years is the most reasonable period over which to include future claims that may be brought against the Company for recognizing a reserve for future costs. Due to the numerous variables and uncertainties, including the effect of Congoleum's Chapter 11 case and any proposed plan of reorganization on the Company's liabilities, the Company does not believe that reasonable estimates can be developed of liabilities for claims beyond a six year horizon. The Company will continue to evaluate its range of future exposure, and the related insurance coverage available, and when appropriate, record future adjustments to those estimates, which could be material.

The estimated range of liability for settlement of current claims pending and claims anticipated to be filed through 2012 was $10.3 million to $35.3 million as of December 31, 2006. The Company believes no amount within this range is more likely than any other, and accordingly has recorded a liability of $10.3 million in its financial statements which represents a probable and reasonably estimable amount for the future liability at the present time. The Company also believes that based on this liability estimate, the corresponding amount of insurance probable of recovery is $9.3 million at December 31, 2006, which has been included in other assets. The same factors that affect developing forecasts of potential indemnity costs for asbestos-related liabilities also affect estimates of the total amount of insurance that is probable of recovery, as do a number of additional factors. These additional factors include the financial viability of some of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, how legal and other loss handling costs will be covered by the insurance policies, and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. These amounts were based on currently known facts and a number of assumptions. However, projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of each such claim, and the continuing solvency of various insurance companies, as well as numerous uncertainties surrounding asbestos legislation in the United States, could cause the actual liability and insurance recoveries for the Company to be higher or lower than those projected or recorded.

8. Commitments and Contingencies (continued)

There can be no assurance that the Company's accrued asbestos liabilities will approximate its actual asbestos-related settlement costs, or that its accrued insurance recoveries will be realized. The Company believes that it is reasonably possible that it will incur charges for resolution of asbestos claims in the future, which could exceed the Company's existing reserves. The Company will continue to vigorously defend itself and believes it has substantial insurance coverage to mitigate future costs related to this matter.

ABI has been named as a Potentially Responsible Party ("PRP") within the meaning of the Federal Comprehensive Environmental Response Compensation and Liability Act, as amended ("CERCLA"), with respect to six sites located in five separate states (the "CERCLA Sites"). At one of the six sites, which is located in Southington, Connecticut, (the "Southington Site"), an ABI subsidiary ("Ideal") is also named as a PRP. At the Southington Site, the currently estimated aggregate future cost of remediation and monitoring, Environmental Protection Agency (the "EPA") reimbursable costs and potential natural resources damages are between $85 million and $121 million, all subject to a final allocation among the PRPs. ABI's and Ideal's aggregate share of the, the future remediation costs, EPA's past costs and natural resource damages claim is currently estimated to be between $990 thousand and $1.4 million. Under an agreement, Ideal will share a percentage of this cost with the former owner of Ideal's assets. Under an agreement between ABI and The Biltrite Corporation ("TBC"), TBC is liable for 37.5% of the remediation costs incurred by ABI with respect to the Southington Site.

At another site, ABI, together with a number of other PRPs, signed a consent decree and site remediation agreement (the "Agreements"), which, without admission of liability by the PRPs, requires remediation of the ILCO Superfund site located in Leeds, Alabama (the "ILCO Site"). The currently estimated aggregate future cost of remediation and associated transactional costs at the ILCO Site ranges from $2.3 million to $4.3 million. Pursuant to a final allocation among consent decree participants, ABI's share of the currently estimated future remediation costs range from approximately $38 thousand to about $91 thousand. These estimates consider commitments from de minimis and de maximus settlors, the City of Leeds and its insurers, amounts currently held in an escrow fund, a RCRA Closure Fund refund, and TBC's share, which by agreement is 37.5% of the remediation costs incurred by ABI. A substantial share of ABI's future remediation costs with respect to the ILCO site will be payable over the next one to five years.

8. Commitments and Contingencies (continued)

ABI is involved in two EPA sites in Georgia. At one of the EPA sites, ABI has been named along with seven other PRPs with respect to three neighborhood sites ("Sites") in Atlanta, Georgia where properties within the boundaries of the Sites contain lead in the surface soil in concentrations that exceed the EPA's residential lead screening level. The EPA has requested that ABI sign an Administrative Order on Consent ("AOC"). ABI has reviewed the EPA notification letter and the AOC and is assessing its responsibility with respect to the Sites and whether it is in its interest to sign the consent order. The former owners have signed an AOC and will remediate the sites and seek contribution from the other PRPs. At the other site in Fulton County (together with the "Sites," the "Georgia Sites"), a former smelting and refinery site, ABI has not entered into any negotiations with other PRP's or the site owner. ABI believes, based upon current information available, that its liability at either site will not be material. Under an agreement between ABI and TBC, TBC is liable for 37.5% of the remediation costs, incurred by ABI at these Georgia Sites.

A lawsuit was brought by Olin Corporation, the present owner of a former chemical plant site in Wilmington, Massachusetts (the "Olin Site"), which alleged that ABI and three defendants were liable for a portion of the site's soil and groundwater response and remediation costs at the site. A wholly-owned subsidiary of ABI owned and operated the Wilmington plant from 1959 to 1964 and for approximately one month during 1964, ABI held title to the property directly.

In 2000, ABI and TBC entered into a settlement agreement with Olin that resolved all claims and counterclaims among the parties. Under the terms of the agreement, ABI and TBC together paid Olin $4.1 million in settlement of their share of Olin's $18.0 million of alleged past response costs incurred through December 31, 1998. ABI and TBC also agreed to reimburse Olin for 21.7% of Olin's response costs incurred at the site after January 1, 1999, plus an annual reimbursement of $100 thousand for Olin's internal costs. Under an agreement between ABI and TBC, TBC is liable for 37.5% of the costs that may be incurred by ABI in connection with this lawsuit and 37.5% of the amounts due under the settlement agreement with Olin.

Additional expenditures, principally consisting of remediation and oversight costs, will be required to remediate the site. Olin has estimated that the total response costs for 2007 will be approximately $1.8 million. ABI has estimated total costs, including 2007, to be in the range of $14.6 million to $58.8 million. As of December 31, 2006, ABI has estimated its potential liability for Olin to be in the range of $3.1 million to $13.8 million after allocation for the annual reimbursement of $100 thousand for Olin's internal costs and before any recoveries from insurance and TBC. Costs are expected to be paid over the next ten years. In January 2006, the EPA assumed the responsibility for the oversight of the Olin Site from the Massachusetts Department of Environmental Protection.

8. Commitments and Contingencies (continued)

The State of Maine Department of Environmental Protection ("Maine DEP") has put Miller Industries, Inc, ("Miller") the present owner of a former sheet vinyl plant in Lisbon Falls, Maine, on notice to clean up a dumpsite where there is exposed asbestos from sheet vinyl waste along with other hazardous substances. In September of 2005, a lawsuit was brought by Miller against ABI, which alleged that ABI and one other named defendant were liable for costs to clean up a dumpsite ("Parcel A") and a second parcel of land ("Parcel B"), which is alleged to contain polychlorinated biphenyls ("PCB's") in the soil. The lawsuit, captioned Miller Industries, Inc. v American Biltrite Inc. et al, was filed on September 22, 2005 in the Androscoggin Superior Court of Maine. Miller was seeking indemnification or contribution from ABI for the clean-up of both parcels of land (together, the "Maine Sites"). The lawsuit was dismissed by the Superior Court of Maine on February 3, 2006 for lack of subject matter jurisdiction and failure to state a claim upon which relief can be granted. In January 2006, ABI was notified by the Maine DEP that it is a PRP as to both Parcel A and Parcel B. Subsequently, Parcel B was named an EPA site.

Prior to the commencement of the lawsuit by Miller, ABI had been investigating and reviewing the condition of the Parcel A and its potential liability for its share of any clean-up costs. ABI believes, at this time, that the cost of site investigation, remediation, maintenance and monitoring at the site will be between approximately $1.1 million and $1.6 million. ABI has been advised by Miller that the cost of site investigation, and remediation for Parcel B is approximately $550 thousand. ABI has been assessing the potential availability of insurance coverage for such costs. ABI is not at this time able to determine what its potential liability will be with regard to the Maine Sites since ABI has neither accepted nor negotiated its allocable share of the costs with Miller. Under an agreement between ABI and TBC, TBC is liable for 37.5% of costs incurred by ABI for the Maine Sites.

ABI has made demands against its insurance carriers to provide defense and indemnity for ABI's liabilities at the CERCLA Sites and the state supervised sites in Maine as well as the Olin site with respect to the previous supervision of that site by the Massachusetts Department of Environmental Protection. An agreement was executed by ABI and its carriers regarding the payment of the defense costs for the Olin Site. ABI has reached agreements with four of its insurance carriers whereby the carriers have reimbursed the Company $6.5 million for past and current environmental claims and 37.5% of the amount of that reimbursement was shared with TBC pursuant to the Company's agreement with TBC. Included in this insurance reimbursement is a payment of $4.6 million by one carrier in December 2005. Another carrier has agreed to reimburse the Company for 2.5% of the Company's liabilities regarding the future environmental expenses related to the Olin Site, $70 thousand of which was reimbursed through December 31, 2006 and 37.5% of the amount of that reimbursement was shared with TBC pursuant to the Company's agreement with TBC. ABI and one of its insurance carriers continue to discuss ABI's remaining demands for insurance coverage for these sites.

8. Commitments and Contingencies (continued)

ABI was notified of potential claims against it on behalf of approximately seventeen (17) families living (or formerly resident) in the Town of Wilmington, Massachusetts (the "Town"). The potential claimants either contracted cancer or are family members of a person who contracted cancer and allege a connection between such cancer and the Town water supply to which the claimants were exposed. The potential claimants further allege that a source of the contamination of the Town's water supply is the Olin site referenced above. The Company is investigating these claims and discussing them with the claimants. At this time, the Company is not able to ascertain what its potential liability would be, if any, in the event of litigation. Under an agreement between ABI and TBC, TBC is liable for 37.5% of the costs that may be incurred by ABI in connection with this claim. The Company has not ascertained whether there is any insurance coverage for this claim.

In connection with the transfer of ABI's Trenton, NJ tile plant to Congoleum in 1993, the Company signed an administrative consent order from the New Jersey Department of Environmental Protection for any environmental remediation the state may require at that location. Pursuant to the contribution in 1993 of the Company's former tile division to Congoleum, Congoleum assumed liability for the cost of cleaning up the site. Congoleum has established a remediation trust fund of $100 thousand as financial assurance for certain remediation funding obligations. The Company remains contingently liable in the event that Congoleum fails to perform or fund any required remediation relating to this site.

The outcome of these matters could result in significant expenses incurred by, or judgments assessed against, the Company, which could have a material adverse effect on the financial position, results of operations and cash flows of the Company.

In accordance with SFAS No. 5, *Accounting for Contingencies*, as of December 31, 2006, ABI maintains a reserve of approximately $6.5 million, which represents a probable and reasonably estimable amount to cover the anticipated remediation costs described above based on facts and circumstances known to the Company at the present time. The Company has also recorded a receivable of $2.3 million for ABI's estimable and probable recoveries for the contingencies described above. These projects tend to be long-term in nature, and these assumptions are subject to refinement as facts change. As such, it is possible that the Company may need to revise its recorded liabilities and receivables for environmental costs in future periods resulting in potentially material adjustments to the Company's earnings in future periods. The Company closely monitors existing and potential environmental matters to consider the reasonableness of its estimates and assumptions.

8. Commitments and Contingencies (continued)

Congoleum

Congoleum is a defendant in a large number of asbestos-related lawsuits and has commenced proceedings under Chapter 11 of the United States Bankruptcy Code for purposes of resolving its asbestos-related liabilities (see Note 9).

Congoleum records a liability for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and cleanup programs progress, these liabilities are adjusted based upon the progress in determining the timing and extent of remedial actions and the related costs and damages. The recorded liabilities, totaling $4.4 million at December 31, 2006 and $4.3 million at December 31, 2005, are not reduced by the amount of insurance recoveries. Such estimated insurance recoveries approximated $2.2 million at December 31, 2006 and $1.9 million at December 31, 2005, and are reflected in other non-current assets. Receivables for expected insurance recoveries are recorded if the related carriers are solvent and paying claims under a reservation of rights or under an obligation pursuant to coverage in place or a settlement agreement. Substantially all of Congoleum's recorded insurance asset for environmental matters is collectible from a single carrier.

Congoleum is named, together with a large number (in most cases, hundreds) of other companies, as a potentially responsible party ("PRP") in pending proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar state laws. In addition, in four other instances, although not named as a PRP, Congoleum has received a request for information. The pending proceedings relate to eight disposal sites in New Jersey, Pennsylvania, and Maryland in which recovery from generators of hazardous substances is sought for the cost of cleaning up the contaminated waste sites. Congoleum's ultimate liability and funding obligations in connection with those sites depends on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the remediation methods and technology to be used and the extent to which costs may be recoverable from insurance. However, under CERCLA and certain other laws, Congoleum, as a PRP, can be held jointly and severally liable for all environmental costs associated with a site.

The most significant exposure for which Congoleum has been named a PRP relates to a recycling facility site in Elkton, Maryland (the "Galaxy/Spectron Superfund Site"). The PRP group at this site is made up of 81 companies, substantially all of which are large financially solvent entities. Two removal actions were substantially complete as of December 31, 1998 and a groundwater treatment system was installed thereafter. The Environmental Protection Agency ("EPA") has selected a remedy for the soil and shallow groundwater ("Operable Unit 1" or OU-1); however, the remedial investigation/feasibility study related to the deep groundwater (OU-2) has not been completed. The PRP group, of which Congoleum is a part, has entered into a Consent Decree to perform the remedy

8. Commitments and Contingencies (continued)

for OU-1 and resolve natural resource damage claims. The Consent Decree also requires the PRPs to perform the OU-2 remedy, assuming that the estimated cost of the remedy is not more than $10 million. If the estimated cost of the OU-2 remedy is more than $10 million, the PRPs may decline to perform it or they may elect to perform anyway. Cost estimates for the OU-1 and OU-2 work combined (including natural resource damages) range between $22 million and $34 million, with Congoleum's share ranging between approximately $1.0 million and $1.6 million. This assumes that all parties participate and that none cash-out and pay a premium; those two factors may account for some fluctuation in Congoleum's share. Fifty percent (50%) of Congoleum's share of the costs is presently being paid by one of its insurance carriers, Liberty Mutual Insurance Company, whose remaining policy limits for this claim are expected to cover approximately $0.3 million in additional costs. Congoleum expects to fund the balance to the extent further insurance coverage is not available.

Congoleum filed a motion before the Bankruptcy Court seeking authorization and approval of the Consent Decree and related settlement agreements for the Galaxy/Spectron Superfund Site, as well authorization for Liberty Mutual Insurance Company and Congoleum to make certain payments that have been invoiced to Congoleum with respect to the Consent Decree and related settlement agreements. An order authorizing and approving the Consent Decree and related settlement agreements was issued by the Bankruptcy Court in August 2006.

Congoleum also accrues remediation costs for certain of Congoleum's owned facilities on an undiscounted basis. Congoleum has entered into an administrative consent order with the New Jersey Department of Environmental Protection and has established a remediation trust fund of $100 thousand as financial assurance for certain remediation funding obligations. Estimated total cleanup costs of $1.3 million, including capital outlays and future maintenance costs for soil and groundwater remediation, are primarily based on engineering studies. Of this amount, $0.3 million is included in current liabilities subject to compromise and $1.0 million is included in non-current liabilities subject to compromise.

Congoleum anticipates that these matters will be resolved over a period of years and that after application of expected insurance recoveries, funding the costs will not have a material adverse impact on Congoleum's liquidity or financial position. However, unfavorable developments in these matters could result in significant expenses or judgments that could have a material adverse effect on the financial position of Congoleum.

Other

In the ordinary course of its business, ABI and Congoleum become involved in lawsuits, administrative proceedings, product liability and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts, and the matters may remain unresolved for several years.

9. Congoleum Asbestos Liabilities and Planned Reorganization

In early 2003, Congoleum announced a strategy for resolving current and future asbestos claims liability through confirmation of a pre-packaged plan of reorganization under Chapter 11 of the Bankruptcy Code. Later in 2003, Congoleum entered into a settlement agreement with various asbestos personal injury claimants (the "Claimant Agreement"). As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing a pre-petition trust (the "Collateral Trust") to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims.

The Claimant Agreement established a compensable disease valuation matrix (the "Matrix") and allowed claimants who qualified to participate in the Claimant Agreement (the "Qualifying Claimants") to settle their claims for the Matrix value, secured in part (75%) by a security interest in the collateral granted to the Collateral Trust. The Collateral Trust provides for distribution of trust assets according to various requirements that give priority (subject to aggregate distribution limits) to participating claimants who had pre-existing unfunded settlement agreements ("Pre-Existing Settlement Agreements") with Congoleum and participating claimants who qualified for payment under unfunded settlement agreements entered into by Congoleum with plaintiffs that had asbestos claims pending against Congoleum and which claims were scheduled for trial after the effective date of the Claimant Agreement but prior to the commencement of Congoleum's anticipated Chapter 11 reorganization case ("Trial-Listed Settlement Agreements").

The Claimant Agreement incorporated Pre-Existing Settlement Agreements and the settlement of certain Trial-Listed Settlement Agreement claims for a fully secured claim against the Collateral Trust, and all other claims it settled were for a secured claim against the Collateral Trust equal to 75% of the claim value and an unsecured claim for the remaining 25%. In December 2005, Congoleum commenced an omnibus avoidance action and a sealed avoidance action (collectively, the "Avoidance Actions") seeking to void the security interest granted to the Collateral Trust and such settlements. In March 2006, Congoleum filed a motion for summary judgment in the Avoidance Actions seeking to avoid the Claimant Agreement settlements and liens under various bankruptcy theories, which motion was denied in June 2006, and the Avoidance Actions remain pending.

9. Congoleum Asbestos Liabilities and Planned Reorganization (continued)

In October 2003, Congoleum began soliciting acceptances for its proposed pre-packaged plan of reorganization and Congoleum received the votes necessary for acceptance of the plan in late December 2003. On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the Bankruptcy Code. In January 2004, Congoleum filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court.

In November 2004, Congoleum filed the Fourth Plan with the Bankruptcy Court reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan.

In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a pari passu basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust.

In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and subsequently withdrew the Sixth Plan.

In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, an insurance company, CNA, filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered the principal parties in interest in Congoleum's reorganization proceedings to participate in reorganization plan mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and ABI, Congoleum's controlling shareholder, on certain terms of the Ninth Plan, which

9. Congoleum Asbestos Liabilities and Planned Reorganization (continued)

Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. In light of the Bondholders' Committee's support of the Tenth Plan, the Bondholders' Committee withdrew its support of the CNA Plan. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan, the Eleventh Plan, which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear argument on summary judgment motions seeking determinations that the Tenth Plan and the CNA Plan, respectively, are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's rulings on the summary judgment motions. In February 2007, the Bankruptcy Court entered on its docket two separate opinions ruling that the Tenth Plan and the CNA Plan are each not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, Congoleum believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum and other parties in interest resumed plan mediation discussions seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the District Court.

There can be no assurance that Congoleum will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that Congoleum will obtain approval to solicit acceptances of a new plan of reorganization, that Congoleum will receive the acceptances necessary for confirmation of a plan of reorganization, that any proposed plan will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation with respect to Congoleum's Chapter 11 case or the New Jersey state court insurance coverage case, which Congoleum is pursuing against certain of its insurance carriers. It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

9. Congoleum Asbestos Liabilities and Planned Reorganization (continued)

The terms of any new plan of reorganization are likely to be materially different from the Tenth and Eleventh Plans, including with respect to the Company and its interests, such as the Company's Congoleum equity interests and the amount and form of any contribution the Company may be required to make to the Plan Trust in order to receive the limited channeling injunctive relief that would have been provided to the Company under the Eleventh Plan. Further, any new plan of reorganization could be amended or modified as a result of further negotiations with various parties. Congoleum expects that it will take until some time late in the third quarter of 2007 at the earliest to obtain confirmation of any plan of reorganization. Furthermore, the estimated costs and contributions to effect any plan of reorganization could be significantly greater than currently estimated. Under any outcome, ABI anticipates its equity interest in Congoleum is likely to be substantially diluted or eliminated. Any plan of reorganization pursued by Congoleum will be subject to numerous conditions, approvals and other requirements, including Bankruptcy Court and Federal District Court approvals, and there can be no assurance that such conditions, approvals and other requirements will be satisfied or obtained.

Congoleum is presently involved in litigation with certain insurance carriers related to disputed insurance coverage for asbestos related liabilities, and certain insurance carriers filed various objections to Congoleum's previously proposed plans of reorganization and related matters and are expected to file objections to any future plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to any future plan.

During 2005 and 2006, Congoleum entered into a number of settlement agreements with excess insurance carriers over coverage for asbestos-related claims. In May 2005, certain AIG companies agreed to pay approximately $103 million over ten years to the Plan Trust. This settlement resolves coverage obligations of policies with a total of $114 million in liability limits for asbestos bodily injury claims. Payment is subject to various conditions, including without limitation, the effectiveness of a plan of reorganization that provides AIG with certain specified relief including a channeling injunction pursuant to Section 524(g) of the Bankruptcy Code. An insurer appealed the approval order granted by the Bankruptcy Court to the District Court. The District Court, however, entered an order in September 2006 that administratively terminated the appeal. The AIG settlement provides that any party may declare that the settlement agreement is null and void if the confirmation order fails to become a final order by May 10, 2007, and AIG may terminate the settlement agreement pursuant to this provision. In June 2005, Congoleum entered into a settlement agreement with certain underwriters at Lloyd's, London, pursuant to which the certain underwriters paid approximately $20 million into an escrow account in exchange for a release of insurance coverage obligations. Pursuant to the settlement, the escrow agent will transfer the funds to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. In August 2005, Congoleum entered into a settlement agreement with Federal Insurance Company pursuant to

9. Congoleum Asbestos Liabilities and Planned Reorganization (continued)

which Federal will pay $4 million to the Plan Trust, subject to certain adjustments, once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The FCR appealed the approval order granted by the Bankruptcy Court to the U.S. District Court. The FCR, Federal and Congoleum have reached an agreement to resolve the appeal pursuant to which the Federal settlement agreement will be amended to fix the settlement amount payable by Federal at $2.1 million and to delete from the settlement agreement the adjustment mechanism, which operated under certain circumstances to reduce the settlement amount, and the Bankruptcy Court has approved this treatment. In October 2005, Congoleum entered into a settlement agreement with Mt. McKinley Insurance Company and Everest Reinsurance Company pursuant to which Mt. McKinley and Everest paid $21.5 million into an escrow account. The escrow agent will transfer the funds to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. An insurer and the FCR have appealed the approval order granted by the Bankruptcy Court to the District Court, but the appeal has been administratively terminated by agreement. In March 2006, Congoleum entered into a settlement agreement with Harper Insurance Limited. Under the terms of this settlement, Harper will pay $1.4 million to Congoleum or the Plan Trust once certain conditions are satisfied, including the effectiveness of a plan of reorganization containing the Section 524(g) protection specified in the settlement agreement. The Bankruptcy Court approved this settlement in April 2006. In April 2006, Congoleum entered into a settlement agreement with Travelers Casualty and Surety Company and St. Paul Fire and Marine Insurance Company (collectively, "Travelers") and ABI. Under the terms of this settlement, Travelers will pay $25 million in two installments over thirteen months to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The FCR sought, and was granted, limited discovery with respect to the Travelers settlement. A hearing to consider the Travelers settlement has been adjourned several times and is now scheduled for April 2007. In April 2006, Congoleum also entered into a settlement agreement with Fireman's Fund Insurance Company. Under the terms of this settlement, Fireman's Fund will pay $1 million to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The settlement was approved by the Bankruptcy Court in September 2006. In August 2006, Congoleum entered into a settlement agreement with Century Indemnity Company and its affiliates ("Century"). Under the terms of this settlement, Century will pay $16.95 million to the Plan Trust in four installments over a three-year period commencing 60 days after all conditions to the agreement have been satisfied. The Bankruptcy Court approved this settlement in September 2006. Certain insurance companies appealed the Bankruptcy Court approval order to the District Court. Upon the entry of stipulations with the appellants, the Century appeal was dismissed. It is possible that one or more of the settling insurers may argue temporal, Plan-related, and other conditions to payment have not been satisfied and therefore such insurer is relieved of certain of its settlement obligations.

9. Congoleum Asbestos Liabilities and Planned Reorganization (continued)

Under plans prior to the Tenth Plan, Congoleum's assignment of insurance recoveries to the Plan Trust was net of costs incurred by Congoleum in connection with insurance coverage litigation, and Congoleum was entitled to withhold from recoveries, or seek reimbursement from the Plan Trust, for coverage litigation costs incurred after January 1, 2003 and for $1.3 million in claims processing fees paid in connection with claims settled under the Claimant Agreement. A receivable was recorded for these costs as they were paid. Under the Eleventh Plan, Congoleum would have been entitled to reimbursement of only the $1.3 million in claims processing fees and would not collect the balance of these receivables ($21.8 million at December 31, 2006). The write-off, as well as forgiveness of indebtedness income pursuant to any future plan and any other applicable charges or credits are expected to be recorded at a future date, the net effect of which cannot be determined. Congoleum is unable to predict whether it will be reimbursed for claims processing fees and coverage litigation costs to the extent not already reimbursed.

There were no asbestos related property damage claims asserted against Congoleum at the time of its bankruptcy filing. The Bankruptcy Court approved an order establishing a bar date of May 3, 2004 for the filing of asbestos property damage claims. The claims agent appointed in Congoleum's bankruptcy proceeding advised Congoleum that, as of the bar date, it received 35 timely filed asbestos property damage claims asserting liquidated damages in the amount of approximately $0.8 million plus additional unspecified amounts. Congoleum objected to certain claims on various grounds, and the Bankruptcy Court ultimately allowed 19 claims valued at $133 thousand. It is anticipated that any plan of reorganization will provide for payment of those claims in full from certain insurance proceeds.

Based on the Eighth Plan, Congoleum has made provision in its financial statements for the minimum amount of the range of estimates for its contribution to effect its plan to settle asbestos liabilities through the Plan Trust. Congoleum recorded charges aggregating approximately $51.3 million in prior years, and is not yet able to determine the amount of the additional cost that will be required to complete any future plan of reorganization. Amounts that may be contributed to any Plan Trust and costs for pursuing and implementing any plan of reorganization could be materially higher than currently recorded or previously estimated. Delays in proposing, filing or obtaining approval of a new amended plan of reorganization, or the proposal or solicitation of additional plans by other parties could result in a proceeding that takes longer and is more costly than Congoleum has previously estimated. Congoleum may record significant additional charges in connection with its reorganization proceedings.

9. Congoleum Asbestos Liabilities and Planned Reorganization (continued)

Liabilities Subject to Compromise

Pursuant to SOP 90-7, Congoleum is required to segregate pre-petition liabilities that are subject to compromise and report them separately on the consolidated balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of Congoleum's pre-petition debt is recorded at face value and is classified within liabilities subject to compromise. In addition, Congoleum's accrued interest expense on its Senior Notes is also recorded in liabilities subject to compromise.

Liabilities subject to compromise at December 31 were as follows *(in thousands)*:

	2006	2005
Current		
Pre-petition other payables and accrued interest	**$ 34,602**	$ 23,990
Non-current		
Debt (at face value)	**100,000**	100,000
Pension liability	**15,502**	16,871
Other post-retirement benefit obligation	**9,249**	8,407
Pre-petition other liabilities	**11,782**	13,583
	136,533	138,861
Elimination—Payable to American Biltrite	**(135)**	(147)
	136,398	138,714
Total liabilities subject to compromise	**$171,000**	$162,704

Additional pre-petition claims (liabilities subject to compromise) may arise due to the rejection of executory contracts or unexpired leases, or as a result of the allowance of contingent or disputed claims.

10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005 were as follows *(in thousands)*:

	2006	**2005**
Deferred tax assets:		
Accruals and reserves	**$ 4,349**	$ 4,392
Environmental reserves	**10,344**	14,305
Postretirement benefit obligations	**1,834**	4,713
Net operating losses and credit carryforwards	**20,272**	9,564
Total deferred tax assets	**36,799**	32,974
Less valuation allowance	**(9,258)**	(5,134)
Net deferred tax assets	**27,541**	27,840
Deferred tax liabilities:		
Depreciation	**15,425**	16,639
Insurance receivable	**11,037**	10,524
Inventory	**1,779**	1,742
Foreign taxes	**-**	958
Postretirement benefit obligations	**572**	-
Other	**1,005**	1,284
Total deferred tax liabilities	**29,818**	31,147
Net deferred tax liability	**$ (2,277)**	$ (3,307)

Credit carryforwards consisted primarily of alternative minimum tax credits and state tax credits.

At December 31, 2006 and 2005, Congoleum had available federal net operating loss carry forwards of approximately $30.5 million and $12.7 million, respectively. These carry forwards were generated from Congoleum's losses and may be utilized to offset Congoleum's future taxable income. The Company has determined that a partial valuation allowance is necessary to reduce the deferred tax assets to the amount expected to be realized. The federal loss carry forwards will begin to expire in 2025.

10. Income Taxes (continued)

As of December 31, 2006, the Company merged Janus with and into American Biltrite (Canada) Ltd. As a result of the merger, Janus' prior years' net operating losses may be utilized to reduce the Canadian division's taxable income in future periods. The Company recorded a deferred tax asset of $3.7 million. However, due to the uncertainty of the Canadian division's ability to generate sufficient future taxable income to utilize the net operating loss carry forwards, a full valuation allowance was also recorded. A significant portion of the net operating loss carry forwards expire in 2010.

The Company is subject to income taxes in the United States and certain foreign jurisdictions. Judgment is required in determining the consolidated provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, *Accounting for Contingencies.*

The components of income (loss) before the provision for income taxes (and other items) for the years ended December 31 were as follows *(in thousands)*:

	2006	2005	2004
Domestic	**$ (932)**	$(17,328)	$ 1,870
Foreign	**1,074**	(966)	(1,062)
	$ 142	$(18,294)	$ 808

During 2006, the Internal Revenue Service ("IRS") completed and closed its audit of Congoleum's income tax returns for the years 2000 through 2003. In December 2006, Congoleum entered into a closing agreement with the IRS, resulting in a benefit of $782 thousand from the reversal of previously established reserves for the years under audit. For the years ended December 31, 2005 and 2004, Congoleum recorded a tax benefit of $2.6 million and $2.5 million, respectively, primarily as a result of carry back claims for prior year expenditures for asbestos related liabilities.

During 2005, the IRS completed and closed its audits of American Biltrite Inc.'s income tax returns for the years 2000 through 2003. In December 2005, the Company entered into a closing agreement with the IRS for tax years 2000 through 2003, resulting in certain adjustments to our federal income tax liability for those years. Accordingly, the Company's 2005 tax provision was reduced by $1.6 million as a result of reversing previously established reserves.

10. Income Taxes (continued)

Significant components of the benefit from income taxes for the years ended December 31 were as follows *(in thousands)*:

	2006	2005	2004
Current:			
Federal	**$ 24**	$ (998)	$ 159
Foreign	**618**	(119)	(119)
State	**87**	303	708
Total current	**729**	(814)	748
Deferred:			
Federal	**(1,507)**	(108)	(3,525)
Foreign	**(309)**	(132)	(257)
State	**70**	(283)	(1,657)
Valuation allowance	**408**	(197)	3,010
Total deferred	**(1,338)**	(720)	(2,429)
	$ (609)	$(1,534)	$(1,681)

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective rate of the Company's tax benefit for the years ended December 31 was as follows:

	2006	2005	2004
U.S. statutory rate	**34.0%**	(34.0)%	34.0%
State income taxes, net of federal benefits and valuation allowance	**33.1**	1.8	(21.8)
Foreign tax rate difference	**39.5**	0.2	35.6
Non-deductible items	**104.2**	(0.2)	17.1
Valuation allowance	**(14.8)**	11.2	272.7
Benefit of net operating losses	**-**	-	(544.2)
Research and development credits	**(33.8)**	-	-
Reorganization expenses	**-**	18.9	-
Prior year estimates	**276.1**	1.4	-
Change in tax liability reserves	**(844.4)**	(7.5)	-
Other	**(22.8)**	(0.2)	(1.4)
Effective tax rate	**(428.9)%**	(8.4)%	(208.0)%

10. Income Taxes (continued)

Through December 31, 2006, the Company has not provided U.S. income taxes on approximately $18.1 million of unremitted foreign earnings because such earnings are intended to be indefinitely reinvested outside the U.S. The Company's current intention is to indefinitely reinvest accumulated earnings of its foreign subsidiaries, except in instances where the Company can remit such earnings without a significant associated tax cost. The Company believes that any U.S. tax liability due upon remittance of such earnings would be immaterial due to availability of U.S. foreign tax credits generated from such remittance.

During 2006 and 2005, the Company made net payments for income taxes of $0.7 million and $3.0 million, respectively. During 2004, the Company received net income tax refunds of $4.0 million.

11. Other Comprehensive Income

The Company records unrealized gains or losses on foreign currency translation adjustments and changes in minimum pension liabilities in other comprehensive income. During 2006, the Company recognized the effects of adopting SFAS 158 in accumulated other comprehensive loss. Components of other comprehensive income (loss) and the effects of adopting SFAS 158 for the years ended December 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Foreign currency translation adjustments	$ 41	$ 420	$ 1,301
Change in additional minimum pension liability under SFAS 87	1,296	(2,416)	1,839
Total included in other comprehensive income (loss)	1,337	(1,996)	3,140
Cumulative adjustment for adoption of SFAS 158	(2,276)	-	-
Tax effect of SFAS 158 adjustment	(440)	-	-
Net change in accumulated other comprehensive loss	$(1,379)	$(1,996)	$ 3,140

During 2006, in accordance with SFAS 158, the Company determined the change in additional minimum pension liability under SFAS 87, prior to the adoption of SFAS 158. The change of $1.3 million is included as a component of other comprehensive income for the year ended December 31, 2006. Upon adoption of SFAS 158, the Company recognized a cumulative adjustment of $2.3 million, before taxes, in accumulated other comprehensive loss, reflecting the funded status of the ABI and Congoleum pension and postretirement plans as of December 31, 2006. The net adjustment increased accumulated other comprehensive loss and decreased total equity. The Company also recorded a net deferred tax liability of $440 thousand arising from the

11. Other Comprehensive Income (continued)

cumulative adjustment of ABI's pension plans, some of which were overfunded as of December 31, 2006. Congoleum's benefit plans were underfunded as of December 31, 2006, resulting in a cumulative adjustment to accumulated other comprehensive loss of $3.8 million, with no tax effect due to a full valuation allowance recorded against its net deferred tax assets.

As of December 31, 2006 and 2005, the components of accumulated other comprehensive loss, net of taxes, were as follows *(in thousands)*:

	2006	**2005**
Foreign currency translation adjustments	**$ 342**	$ 301
Minimum pension liability	**(19,633)**	(18,213)
	$(19,291)	$(17,912)

12. Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2006, 2005 and 2004 *(in thousands, except per share amounts)*:

	2006	**2005**	**2004**
Numerator:			
Net income (loss)	**$ 685**	$(17,633)	$1,953
Denominator:			
Basic income per share:			
Weighted-average shares	**3,442**	3,442	3,442
Dilutive employee stock options	**15**	-	16
Diluted income per share:			
Adjusted weighted-average shares and assumed conversions	**3,457**	3,442	3,458
Basic income (loss) per share	**$ 0.20**	$ (5.12)	$ 0.57
Diluted income (loss) per share	**$ 0.20**	$ (5.12)	$ 0.54

Diluted earnings per share for the year ended December 31, 2004 includes the dilutive effect of Congoleum's stock options during the year. The impact of Congoleum's dilutive stock options was $0.02 per share and was determined based on Congoleum's diluted earnings per share of $0.35 for the year ended December 31, 2004. During 2006 and 2005, Congoleum's stock options had no effect on American Biltrite Inc.'s diluted earnings per share.

13. Stock Option Plans

ABI Stock Plans

During 1999, ABI adopted a stock option plan, which permits the issuance of options to purchase up to 50,000 shares of ABI common stock to non-employee directors. Under the terms of the plan, options granted are nonqualified and are issued at a price equal to 100% of fair market value at the date of grant. Options granted under the plan are exercisable six months after the date of grant.

ABI maintains a stock award and incentive plan which permits the issuance of options, stock appreciation rights ("SARs"), limited SARs, restricted stock, restricted stock units and other stock-based awards of ABI to selected employees and independent contractors of the Company. The amended plan reserved 550,000 shares of common stock for grant and provides that the term of each award be determined by the committee of the Board of Directors (the "Committee") charged with administering the plan.

Under the terms of the stock award and incentive plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair market value of a share on the date of grant, as determined by the Committee. SARs and limited SARs granted in tandem with an option shall be exercisable only to the extent the underlying option is exercisable and the exercise price shall be equal to the exercise price of the underlying option. In addition, the Committee may grant restricted stock to participants of the plan. No SARs or restricted stock have been granted under the plan since its adoption. Other than the restrictions that limit the sale and transfer of these SARs and restricted stock, participants are entitled to all the rights of a shareholder.

The following tables summarize information about ABI's stock options:

	2006		2005		2004	
	Shares	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	**483,000**	**$15.42**	486,000	$15.42	228,500	$22.04
Granted	**4,000**	**10.97**	4,000	9.30	261,500	9.66
Exercised	**-**	**-**	-	-	-	-
Forfeited	**(1,000)**	**9.65**	(7,000)	11.65	(4,000)	16.64
Outstanding at end of year	**486,000**	**15.40**	483,000	15.42	486,000	15.42
Options exercisable at end of year	**482,000**	**$15.44**	479,000	$15.42	223,300	$22.14
Available for grant at end of year	**97,020**		100,020		97,020	

13. Stock Option Plans (continued)

Range of Exercise Price	Outstanding at December 31, 2006	Weighted-Average Exercise Price	Exercisable at December 31, 2006	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$ 7.10 -$14.00	273,500	$ 9.75	269,500	$ 9.74	7.35
$14.01 -$17.25	21,000	$14.82	21,000	$14.82	3.07
$17.26 -$23.625	191,500	$23.53	191,500	$23.53	0.40

The total fair value of ABI options that vested during 2006, 2005 and 2004 was $21 thousand, $266 thousand and $176 thousand, respectively. At December 31, 2006 and 2005, ABI had 4,000 options that vested on January 1st of the following year. The weighted-average grant date fair value of these unvested options was $5.16 and $3.95, respectively.

Congoleum Stock Option Plans

Congoleum maintains a Stock Option Plan and a Directors' Stock Option Plan. Under these plans, options to purchase up to 850,000 shares of Congoleum's Class A common stock may be issued to directors, officers and key employees. These options may be either incentive stock options or nonqualified stock options, and the options' exercise price must be at least equal to the fair value of Congoleum's Class A common stock on the date of grant.

The following table summarizes information about Congoleum's stock options:

	2006		2005		2004	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**692,000**	**$2.04**	703,500	$1.99	668,000	$1.99
Granted	**2,500**	**2.11**	9,500	4.98	41,000	1.98
Canceled	**-**		-		-	-
Exercised	**(600)**	**0.36**	(11,200)	1.81	(400)	2.05
Forfeited	**(32,900)**	**2.08**	(8,300)	1.14	(5,100)	3.06
Outstanding at end of year	**661,000**	**2.04**	693,500	2.04	703,500	1.99
Weighted-average remaining contractual life of options outstanding (years)	**5.73**		6.65		7.64	
Options exercisable at end of year	**509,700**	**2.04**	400,600	2.03	270,100	2.03
Available for grant at end of year	**174,800**		142,900		144,100	

The total fair value of Congoleum options that vested during 2006, 2005 and 2004 was $223 thousand, $232 thousand and $203 thousand, respectively.

13. Stock Option Plans (continued)

Stock option information related to nonvested shares for the Congoleum Stock Option Plans for the year ended December 31, 2006 was as follows:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2005	292,900	$1.60
Granted	2,500	1.68
Vested	(140,500)	1.66
Forfeited	(3,600)	1.50
Nonvested at December 31, 2006	151,300	1.55

The intrinsic value of stock options exercised during 2006 and stock options outstanding (whether or not then exercisable) and stock options outstanding and exercisable at December 31, 2006 under the ABI Stock Plans and the Congoleum Stock Option Plans were as follows *(in thousands)*:

	ABI	Congoleum
Exercised during 2006	$ -	$ 1
Outstanding at December 31, 2006	7	30
Exercisable at December 31, 2006	7	19

Upon exercise of stock options, ABI and Congoleum issue shares which are issuable upon such exercise from their respective treasury stock.

14. Industry Segments

Description of Products and Services

The Company has four reportable segments: flooring products, tape division, jewelry, and a Canadian division that produces flooring and rubber products. The flooring segment consists of Congoleum, which manufactures vinyl and vinyl composition floor coverings and sells them primarily through floor covering distributors, to retailers and contractors for commercial and residential use. The tape division consists of two production facilities in the United States, and finishing and sales facilities in Belgium, Italy and Singapore. The tape division manufactures paper, film, HVAC, electrical, shoe, and other tape products for use in industrial and automotive markets. The jewelry segment consists of K&M Associates L.P., a national costume jewelry supplier to mass merchandisers and department stores. The Company's Canadian division produces flooring, rubber products, including materials used by footwear manufacturers, and other industrial products.

14. Industry Segments (continued)

Factors Used to Identify Reportable Segments

Reportable segments are business units that offer different products and are each managed separately. The Company's Canadian division manufactures certain products which are similar to products of the flooring segment; however, the Canadian division is managed and reports separately from the flooring segment.

Measurement of Segment Profit or Loss and Segment Assets

Costs specific to a segment, such as pension expense, are charged to the segment. Certain Corporate office expenses are allocated to certain segments based on resources allocated. Significant assets of the Corporate office include cash, insurance assets related to accrued liabilities, and deferred tax assets. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales and transfers are recorded at cost plus an agreed upon intercompany profit on intersegment sales or transfers.

Segment Profit and Assets

	Years ended December 31		
	2006	**2005**	**2004**
	(In thousands)		
Revenues			
Revenues from external customers:			
Flooring products	**$219,474**	$237,916	$229,650
Tape products	**102,971**	96,103	85,560
Jewelry	**59,741**	62,790	75,757
Canadian division	**53,351**	48,363	42,902
Total revenues from external customers	**435,537**	445,172	433,869
Intersegment revenues:			
Flooring products	**-**	13	58
Tape products	**13**	81	120
Jewelry	**-**	-	-
Canadian division	**5,311**	5,144	6,207
Total intersegment revenues	**5,324**	5,238	6,385
Total revenues	**440,861**	450,410	440,254
Reconciling items			
Intersegment revenues	**(5,324)**	(5,238)	(6,385)
Total consolidated revenues	**$435,537**	$445,172	$433,869

14. Industry Segments (continued)

Approximately 50%, 48% and 48% of the Canadian division's revenues from external customers were for flooring products for 2006, 2005 and 2004, respectively. The remaining revenues from the Canadian division's external customers were from sale of rubber and other industrial products.

For 2006, 2005 and 2004, one customer of the flooring division accounted for 20%, 21% and 23%, respectively, of the Company's consolidated revenues. Another customer of the flooring division accounted for 14%, 15% and 14% of the Company's consolidated revenues for 2006, 2005 and 2004, respectively.

	Years ended December 31		
	2006	**2005**	**2004**
	(In thousands)		
Interest income			
Flooring products	**$ 515**	$ 438	$ 114
Tape products	**-**	-	4
Jewelry	**-**	-	3
Canadian division	**165**	-	-
Total segment interest revenue	**680**	438	121
Corporate office interest revenue	**189**	201	7
Total consolidated interest income	**$ 869**	$ 639	$ 128
Interest expense			
Flooring products	**$11,387**	$10,411	$ 9,446
Tape products	**41**	95	106
Jewelry	**940**	456	416
Canadian division	**726**	649	575
Total segment interest expense	**13,094**	11,611	10,543
Corporate office interest expense	**971**	1,417	1,922
Total consolidated interest expense	**$14,065**	$13,028	$12,465
Depreciation and amortization expense			
Flooring products	**$10,478**	$11,002	$11,428
Tape products	**2,703**	2,619	2,812
Jewelry	**1,079**	832	860
Canadian division	**1,978**	2,005	2,427
Total segment depreciation and amortization	**16,238**	16,458	17,527
Corporate office depreciation	**7**	10	12
Total consolidated depreciation and amortization	**$16,245**	$16,468	$17,539

14. Industry Segments (continued)

	Years ended December 31		
	2006	**2005**	**2004**
	(In thousands)		
Segment profit (loss)			
Flooring products	**$ (165)**	$(24,150)	$ 403
Tape products	**536**	1,101	(630)
Jewelry	**916**	2,162	5,400
Canadian division	**744**	(1,673)	(2,264)
Total segment profit (loss)	**2,031**	(22,560)	2,909
Reconciling items			
Corporate (expenses) income	**(1,913)**	4,154	(2,089)
Intercompany profit	**24**	112	(12)
Total consolidated earnings (loss) from continuing operations before income taxes and other items	**$ 142**	$(18,294)	$ 808

Segment profit or loss is before income tax expense or benefit. The flooring products segment loss includes charges related to asbestos claims of $25.3 million in 2005 and $5.0 million in 2004. Corporate income for 2005 includes a gain of $2.3 million (before non-controlling interest) from the sale of a warehouse during the first quarter and an expense recovery of $2.9 million from an insurance settlement during the fourth quarter.

	December 31		
	2006	**2005**	**2004**
	(In thousands)		
Segment assets			
Flooring products	**$184,202**	$190,612	$212,882
Tape products	**52,848**	51,679	51,788
Jewelry	**38,913**	39,421	37,158
Canadian division	**44,657**	43,139	39,953
Total segment assets	**320,620**	324,851	341,781
Reconciling items			
Assets of discontinued operations	**-**	3,142	2,952
Corporate office assets	**32,008**	33,080	22,577
Intersegment accounts receivable	**(20,677)**	(20,650)	(11,558)
Intersegment profit in inventory	**(144)**	(167)	(281)
Intersegment other asset	**(135)**	(147)	(186)
Total consolidated assets	**$331,672**	$340,109	$355,285

At December 31, 2005, assets of discontinued operations consisted primarily of a building and land in Ontario, Canada. During 2006, the Company sold the building and land for $5 million Canadian dollars (see Note 16).

14. Industry Segments (continued)

The Jewelry segment assets include goodwill of $11.5 million and $11.7 million at December 31, 2006 and 2005, respectively. Corporate office assets decreased primarily as a result of a decrease in cash and cash equivalents. Proceeds from an insurance settlement received in late December 2005 were used to reduced the Company's borrowings in early January 2006.

	Years ended December 31		
	2006	**2005**	**2004**
	(In thousands)		
Additions to long-lived assets			
Flooring products	**$ 4,642**	$ 4,274	$ 3,428
Tape products	**496**	858	670
Jewelry	**442**	578	1,105
Canadian division	**837**	1,175	652
Corporate office	**-**	-	-
Total additions to long-lived assets	**$ 6,417**	$ 6,885	$ 5,855

Geographic Area Information

	December 31		
	2006	**2005**	**2004**
	(In thousands)		
Long-lived assets by area			
United States	**$129,718**	$135,874	$146,078
Canada	**16,746**	13,045	13,527
Europe	**885**	904	1,115
Asia	**2,001**	2,084	2,151
Total long-lived assets	**$149,350**	$151,907	$162,871

	Years ended December 31		
	2006	**2005**	**2004**
	(In thousands)		
Revenues from external customers			
United States	**$349,547**	$368,931	$361,410
Canada	**43,766**	40,589	39,808
Mexico	**5,574**	5,141	3,602
Europe	**20,652**	17,950	17,494
Asia	**13,769**	10,743	9,153
Other	**2,229**	1,818	2,402
Total revenues from external customers	**$435,537**	$445,172	$433,869

Revenues are attributed to regions based on the location of customers.

15. Acquisition

On October 31, 2005, the Company acquired certain assets and assumed certain liabilities of JayRam, Inc., comprising of JayRam Inc.'s Jay Jewelry division, a Florida distributor of costume jewelry with a market focus on theme parks, tourist attractions and surf and beach shops. The purchase price consisted of $2.4 million, comprised of a cash payment of $1.4 million on the closing date and a note payable to the seller for $1.0 million, plus additional payments to the seller based on 25% of the acquired business's future earnings before interest, taxes, depreciation and amortization ("Jay Jewelry EBITDA") for a period of three years. The additional payment based on 2006 Jay Jewelry EBITDA was immaterial to the consolidated financial statements and will be finalized in accordance with the purchase agreement in the first quarter of 2007, at which time goodwill will be adjusted.

The transaction was accounted for under the purchase method of accounting and, accordingly, the assets and liabilities acquired were recorded at their estimated fair values at the closing date of the acquisition. The recorded fair value of tangible assets acquired and liabilities assumed were $690 thousand and $91 thousand, respectively. The purchase agreement includes a non-competition and non-solicitation agreement with the seller. The Company obtained a valuation for these intangible assets as well as the acquired trade name and customer list. The aggregate value of these assets was $1.4 million, resulting in goodwill of $426 thousand. During 2006, the seller and K&M agreed to a reduction in the purchase price based on a review of the assets and liabilities of the acquired company as of the acquisition date in accordance with the purchase agreement. The $1.0 million note payable and goodwill were reduced by $251 thousand. The note is payable in equal monthly installments through October 2008 with interest at 6%.

The values assigned to the amortizable intangible assets acquired and the amortization periods are as follows:

	Value Assigned	Amortization Period
	(In thousands)	
Non-competition and non-solicitation agreement	$ 616	2 years
Customer list	640	7 years
Trade name	119	15 years
	$1,375	

Accumulated amortization as of December 31, 2006 and 2005 was $356 thousand and $51 thousand, respectively.

15. Acquisition (continued)

Amortization expense for the years ended December 31, 2006 and 2005 was $305 thousand and $51 thousand, respectively. Amortization expense in each of the next five years is as follows *(in thousands)*:

2007	$ 305
2008	270
2009	99
2010	99
2011	99

16. Discontinued Operations

During the second quarter of 2003, the Company reassessed operations at its Toronto, Canada subsidiary, Janus Flooring Corporation ("Janus"), a manufacturer of prefinished hardwood flooring, and decided to exit and dispose of this business before the end of 2003 due to its history of operating losses. In connection with this decision to exit and dispose of Janus, the Company recorded a charge of $8.5 million in the second quarter of 2003. Results of Janus, including this charge, have been reported as a discontinued operation.

As of December 31, 2005, the remaining liabilities of Janus were insignificant, and the primary remaining asset consisted of a building and land held for sale. In April 2006, the Company completed the sale of the building and land owned by Janus. The building and land were sold for $5.0 million Canadian dollars ("C$"). The Company received C$1.0 million in cash and a C$4.0 million note. Commissions and other expenses incurred in connection with the sale totaled C$200 thousand, resulting in net cash proceeds of C$800 thousand. Payment of the note is contingent upon obtaining an environmental certification on the land sold. In order to obtain that certification, the Company expects to incur approximately C$200 thousand to remediate the property. Remediation is expected to be completed during the first half of 2007. As of December 31, 2006, the Company has recorded a deferred gain of approximately C$1.1 million. The Company expects to recognize a final gain of approximately C$850 thousand after the completion of the remediation in 2007 and the incurrence of related expenses.

As a result of the sale of the building and land and the recording of the note receivable related to the sale, the discontinued operation was effectively dissolved during 2006. At December 31, 2006, the note receivable and deferred gain were included in the assets and liabilities of continuing operations.

As of December 31, 2006, the Company merged Janus with and into American Biltrite (Canada) Ltd., primarily for the purposes of utilizing Janus' prior years' net operating losses against future taxable income (see Note 10).

17. Fair Value of Financial Instruments

The Company's consolidated cash and cash equivalents, restricted cash, accounts receivable, accounts payable, notes payable and long-term debt are financial instruments. Congoleum's $100 million 8 5/8% Senior Notes due 2008 had a book value of $99.9 million and a fair market value of $91.0 million at December 31, 2006. The corresponding amounts at December 31, 2005 were a book value of $99.9 million and a fair market value of $63.5 million. The carrying value of the Company's remaining financial instruments approximates their fair value at December 31, 2006.

The fair value of the Company's publicly traded long-term debt is determined based on quoted market values. The fair value of the Company's other financial instruments is determined based on discounted cash flows. Due to the short period over which the cash flows are expected to be realized, the carrying value of the financial instruments approximates the net present value of cash flows and changes in interest rate assumptions would not have a material effect on the calculation.

On September 29, 2006, American Biltrite Inc. entered into swap agreements to convert the interest rates on the Term Loan and $6.0 million of borrowings under the Revolver from floating rates to fixed rates of interest. The swap agreement for the Term Loan (the "Term Loan Swap") has a five-year term with the same quarterly payment dates as the Term Loan and reduces proportionately in line with the amortization of the Term Loan. The swap agreement for the $6.0 million loan outstanding under the Revolver (the "Revolver Swap") has a three-year term with quarterly settlement dates beginning December 31, 2006. The Company expects its borrowings under the Revolver to remain above $6.0 million through September 29, 2009, the termination date of the Revolver Swap. The Term Loan Swap and the Revolver Swap are carried at fair value. For the year ended December 31, 2006, the Company recorded a loss of $56 thousand for the change in the fair value of the swap agreements. Changes in the fair value of the swap agreements are recorded in Other income (expense).

18. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2006				
Net sales	**$111,721**	**$117,465**	**$108,474**	**$ 97,877**
Gross profit	**28,357**	**29,186**	**26,899**	**23,510**
Income (loss) from continuing operations	**548**	**980**	**(858)**	**34**
Discontinued operations	**(62)**	**36**	**6**	**1**
Net income (loss)	**486**	**1,016**	**(852)**	**35**
Net income (loss) per share, basic:				
Income (loss) from continuing operations	**0.16**	**0.28**	**(0.25)**	**0.01**
Discontinued operations	**(0.02)**	**0.01**	**-**	**-**
Net income (loss)	**0.14**	**0.29**	**(0.25)**	**0.01**
Net income (loss) per share, diluted:				
Income (loss) from continuing operations	**0.16**	**0.28**	**(0.25)**	**0.01**
Discontinued operations	**(0.02)**	**0.01**	**-**	**-**
Net income (loss)	**0.14**	**0.29**	**(0.25)**	**0.01**
2005[(1)]				
Net sales	$107,424	$109,542	$114,152	$114,054
Gross profit	28,568	27,609	28,311	26,360
Income (loss) from continuing operations	680	(14,646)	1,088	(4,518)
Discontinued operations	(56)	(57)	(80)	(44)
Net income (loss)	624	(14,703)	1,008	(4,562)
Net income (loss) per share, basic:				
Income (loss) from continuing operations	0.20	(4.25)	0.32	(1.31)
Discontinued operations	(0.02)	(0.02)	(0.02)	(0.01)
Net income (loss)	0.18	(4.27)	0.30	(1.32)
Net income (loss) per share, diluted:				
Income (loss) from continuing operations	0.19	(4.25)	0.31	(1.31)
Discontinued operations	(0.02)	(0.02)	(0.02)	(0.01)
Net income (loss)	0.17	(4.27)	0.29	(1.32)

(1) The second and fourth quarters of 2005 include asbestos-related charges of $15.5 million and $9.8 million, respectively, in Congoleum's selling, general and administrative expenses for costs related to Congoleum's reorganization plan. The impact of these charges to American Biltrite's basic and diluted earnings per share for the second and fourth quarters was $4.50 and $2.85, respectively.

Report of Registered Independent Public Accounting Firm

Board of Directors and Stockholders
American Biltrite Inc.

We have audited the accompanying consolidated balance sheets of American Biltrite Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Biltrite Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 7 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An amendment of FASB Statement Nos. 87, 88, 106, and 132(R)" and as discussed in Notes 1 and 13 to the consolidated financial statements, in 2006 the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment".

Ernst + Young LLP

Boston, Massachusetts
March 21, 2007

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* The Company's management, with the participation of the Company's Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based on this evaluation, the Company's CEO and CFO concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including the Company's consolidated subsidiaries, is made known to the Company's CEO and CFO by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

(b) *Changes in Internal Controls.* No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) occurred during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Company has adopted a code of ethics (as that term is defined in Item 406 of Regulation S-K of the regulations promulgated by the SEC), which is included in the Company's written code of conduct or corporate policies, that applies to the principal executive officer, principal financial officer, principal accounting officer, controller and all other employees of the Company. The text of the Company's code of ethics is posted on our Internet website www.ambilt.com or may be obtained without charge by sending a written request to Mr. Henry W. Winkleman, Secretary of the Company, at the Company's office at 57 River Street, Wellesley Hills, Massachusetts 02481. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial and accounting officer or controller by posting such information on our website at www.ambilt.com.

Other information required by this item is incorporated herein by reference to ABI's Proxy Statement for its Annual Stockholders' Meeting to be held on May 8, 2007, which is to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to ABI's Proxy Statement for its Annual Stockholders' Meeting to be held on May 8, 2007, which is to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference in part to Item 5 of this Annual Report on Form 10-K and in part to ABI's Proxy Statement for its Annual Stockholders' Meeting to be held on May 8, 2007, which is to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to ABI's Proxy Statement for its Annual Stockholders' Meeting to be held on May 8, 2007, which is to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to ABI's Proxy Statement for its Annual Stockholders' Meeting to be held on May 8, 2007, which is to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

Exhibits and Financial Statement Schedules to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. A copy of this Form 10-K, including a list of exhibits and Financial Statement Schedules, is available free of charge upon written request to: Office of Investor Relations, American Biltrite Inc., 57 River Street, Wellesley Hills, MA 02481.

BOARD OF DIRECTORS

Leo R. Breitman
Former Chairman and CEO,
Fleet Bank - Massachusetts

Gilbert K. Gailius
Former Vice President –
Finance and Chief Financial Officer
American Biltrite Inc.

John C. Garrels III
Former Director, Global Banking
The First National Bank of Boston

Frederick H. Joseph
Managing Director
Morgan Joseph and Company

Mark N. Kaplan
Of Counsel
Skadden, Arps, Slate, Meagher & Flom LLP

James S. Marcus
Former General Partner
Goldman, Sachs & Co.

Natalie S. Marcus

Richard G. Marcus
President and Chief Operating Officer

Roger S. Marcus
Chairman of the Board and Chief Executive Officer

William M. Marcus
Executive Vice President and Treasurer

Kenneth I. Watchmaker
Former Executive Vice President and
Chief Financial Officer
Reebok International Ltd.

CORPORATE OFFICERS

Roger S. Marcus
Chairman of the Board and Chief Executive Officer

Richard G. Marcus
President and Chief Operating Officer

William M. Marcus
Executive Vice President and Treasurer

Howard N. Feist III
Vice President – Finance and Chief Financial Officer

Jean A. Richard
Vice President and General Manager
American Biltrite (Canada) Ltd.

J. Dennis Burns
Vice President and General Manager
Tape Division

Edward J. Lapointe
Director of Internal Audit

Diana Lew
Controller

Henry W. Winkleman
Vice President, Corporate Counsel and Secretary

CORPORATE INFORMATION

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Boston, MA

Auditors
Ernst & Young LLP
Boston, MA

Annual Meeting
The annual meeting of stockholders will be held on Tuesday, May 8, 2007 at 9:00 A.M. at Bank of America, America Room, 2nd Floor, 100 Federal Street, Boston, Massachusetts. All stockholders are cordially invited to attend.

Investor Information
Stock Exchange Listing
American Stock Exchange.
Symbol - ABL
There were approximately 285 holders of record of common stock on December 31, 2006.


END



57 River Street
Wellesley Hills, MA 02481-2097
www.ambit.com